Exhibit 2.1

Execution Version

CONFIDENTIAL

ASSET SALE AGREEMENT

by and between

HARRIS CORPORATION

and

GORES BROADCAST SOLUTIONS, INC.

Dated as of December 5, 2012

Relating to the sale of Harris Corporation’s

Broadcast Communications Division as provided herein

ASSET SALE AGREEMENT

Table of Contents

(This Table of Contents is for convenience of reference only and is not intended to define, limit or describe the scope or intent of any provision of this Asset Sale Agreement.)

i

EXHIBITS

Exhibit A	-	Form of Acknowledgement Agreement
Exhibit B	-	Form of Business Transfer Agreement
Exhibit C	-	Illustrative Calculation of Closing Working Capital
Exhibit D	-	Form of FAME Reseller Agreement
Exhibit E	-	Form of Buyer Promissory Note
Exhibit F	-	FAME Retained Patent Assets
Exhibit G	-	FAME Retained and Transferred Technology Assets
Exhibit H	-	[Intentionally Deleted]
Exhibit I	-	Form of Harris Trademark License Agreement
Exhibit J	-	Form of Intellectual Property Agreement
Exhibit K	-	Form of Manufacturing Agreement
Exhibit L	-	Form of Non-Solicitation and Non-Competition Agreement
Exhibit M	-	Form of Patent Assignment
Exhibit N	-	Form of Share Transfer Agreement
Exhibit O	-	Summary of Terms of Shared Location Agreements
Exhibit P	-	Form of Sponsorship Agreement Side Letter
Exhibit Q	-	[Intentionally Deleted]
Exhibit R	-	Form of Subcontract (Specific Warranty Obligations)
Exhibit S	-	Form of Supply Agreement
Exhibit T	-	Form of Trademark Assignment
Exhibit U	-	Form of Transition Services Agreement
Exhibit V	-	Reconciliation Principles and Report
Exhibit W	-	Form of Assignment and Assumption Agreement
Exhibit X	-	Form of Bill of Sale
Exhibit Y	-	Forms of Special Warranty Deeds
Exhibit Z	-	Form of French Business Division Sale Agreement
Exhibit AA	-	Form of UK Business Transfer Agreement
Exhibit BB	-	Determination of Contingent Payments

SCHEDULES

Schedule A	-	Asset Sellers and Stock Sellers
Schedule B	-	Asset Classes
Schedule C	-	Local Transfer Documents
Schedule D	-	Sold Companies
Schedule 1.1(a)	-	Excluded Canadian Employees
Schedule 1.1(b)(1)	-	Knowledge – the Company
Schedule 1.1(b)(2)	-	Knowledge – the Buyer
Schedule 1.1(c)	-	Excluded Other Business Employees
Schedule 1.1(d)	-	Business Products
Schedule 1.1(e)	-	Shared Locations
Schedule 1.1(f)	-	Excluded UK Employees
Schedule 1.1(g)	-	Excluded U.S. Employees

v

Schedule 1.1(h)	-	Transferred Companies Working Capital
Schedule 1.1(i)	-	Other Excluded Employee Liabilities
Schedule 1.1(j)	-	French Retirement Indemnitee Obligations
Schedule 2.1(b)	-	Owned Real Property
Schedule 2.1(c)	-	Leased Real Property
Schedule 2.1(k)	-	Patents
Schedule 2.1(m)(1)	-	Registered Trademarks
Schedule 2.1(m)(2)	-	Unregistered Trademarks
Schedule 2.1(o)	-	Domain Names
Schedule 2.1(w)	-	Other Properties and Assets
Schedule 2.2(k)	-	Other Excluded Assets
Schedule 2.4(h)	-	Other Excluded Liabilities
Schedule 3.8	-	Purchase Price Allocation
Schedule 4.3	-	No Violations
Schedule 4.4	-	Governmental Consents and Approvals
Schedule 4.5	-	Capital Stock of the Transferred Companies
Schedule 4.6	-	Title to and Sufficiency of Transferred Assets
Schedule 4.7	-	Compliance with Law
Schedule 4.8	-	Legal Proceedings Pending
Schedule 4.9(a)	-	Financial Statements
Schedule 4.9(b)	-	Departures from U.S. GAAP
Schedule 4.10(c)	-	Infringement
Schedule 4.10(h)	-	Open Source
Schedule 4.11	-	Material Contracts
Schedule 4.12	-	Taxes
Schedule 4.13	-	Environmental Compliance
Schedule 4.14	-	Labor and Employment Matters
Schedule 4.15(a)	-	Sellers’ Benefit Plans
Schedule 4.15(d)(i)	-	Defined Benefit Pension Plans
Schedule 4.15(d)(ii)	-	Underfunded Defined Benefit Pension Plans
Schedule 4.15(d)(iii)	-	UK Employee Defined Benefit Pension Plan Participants
Schedule 4.15(e)	-	Post-Retirement Welfare Benefits
Schedule 4.15(g)	-	Benefit Acceleration or Other Enhancement
Schedule 6.1(a)	-	Specified Employees
Schedule 6.1(b)(i)	-	U.S. Severance Plan
Schedule 6.1(b)(ii)	-	Specified Employee Severance
Schedule 6.1(b)(iii)	-	Listed Employees
Schedule 6.3	-	Sponsored Employees
Schedule 7.4(b)(i)	-	Permitted Employees Communications
Schedule 7.4(b)(ii)	-	Permitted Consent Persons for Communications
Schedule 7.5	-	Exception to Ordinary Course Operation of the Business
Schedule 8.1(f)	-	Required Government Approvals
Schedule 8.2(d)	-	Subsequent Closings Approvals and Conditions
Schedule 11.1(g)	-	Specified Indemnification Matters

ASSET SALE AGREEMENT

This ASSET SALE AGREEMENT is made and entered into as of December 5, 2012 (this “Agreement”), by and between HARRIS CORPORATION, a Delaware corporation (the “Company”), on behalf of itself, the other asset sellers set forth on Schedule A (collectively, the “Asset Sellers”), and the other stock sellers set forth on Schedule A (collectively, the “Stock Sellers”; and collectively with the Asset Sellers, the “Sellers”), on the one hand, and GORES BROADCAST SOLUTIONS, INC., a Delaware corporation (the “Buyer”).

W I T N E S S E T H :

WHEREAS, the Company, through its Broadcast Communications Division is engaged in the Business (as defined below);

WHEREAS, the Broadcast Communications Division consists of assets held by the Company and its Subsidiaries in various countries and territories as identified on Schedule B (collectively, the “Asset Classes” and, each, an “Asset Class”);

WHEREAS, on and subject to the terms and conditions set forth in this Agreement, the Company desires to sell and transfer, and the Buyer desires to purchase and acquire the Business and assume the Assumed Liabilities;

WHEREAS, certain assets of the Sellers and their Affiliates will be retained by the Sellers;

WHEREAS, the Buyer or its Affiliates will enter into certain licenses and transition services agreements with certain of the Sellers; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Gores Capital Partners III, L.P., a Delaware limited partnership (the “Fund”), is entering into a guarantee in favor of the Company (the “Guaranty”) with respect to the matters set forth therein;

NOW, THEREFORE, in reliance upon the representations, warranties and agreements made herein and in consideration of the premises and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS; RULES OF CONSTRUCTION

Section 1.1 Definitions. Except as otherwise specified or as the context may otherwise require, in addition to the capitalized terms defined elsewhere herein, the following terms shall have the respective meanings set forth below whenever used in this Agreement:

“Acknowledgement Agreement” means an Acknowledgement Agreement substantially in the form of Exhibit A with respect to an Asset Class.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly through one or more intermediaries, controlling, or controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of stock or other equity interest or by contract or otherwise. For all purposes of this Agreement, each Sold Company and its Subsidiaries shall be deemed to be Affiliates of the Company prior to the applicable Closing and shall be deemed to be Affiliates of the Buyer after the applicable Closing.

“Anti-Bribery Laws” means any Laws related to bribery and corruption, including commercial bribery, and for the avoidance of doubt, including the United States Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, Articles 81 and 82 of the Treaty Establishing the European Union, and any other U.S. or non-U.S. Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade. For the avoidance of doubt, “Antitrust Laws” do not include the Investment Canada Act.

“Applicable Rate” means the per annum rate of interest in effect as publicly announced by SunTrust Bank as its prime lending rate plus 1% per annum.

“Assumed Contract Obligations” means, collectively, all Liabilities under the Assigned Contracts, whether or not assigned and assumed in any particular Closing and whether or not any required consent or approval of assignment is obtained.

“Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other benefit arrangement or obligation to provide benefits (other than merely as salary), including employment or consulting agreements, severance agreements or pay policies, stay or retention bonuses or compensation, executive or incentive compensation programs or arrangements, sick leave, vacation pay, paid time-off, plant closing benefits, voluntary or involuntary redundancy payments or other benefits on termination of employment, salary continuation for disability, workers’ compensation, retirement or pension arrangements, deferred compensation, bonus, profit sharing, stock option or purchase plans or programs, adoption assistance, fringe benefits, patent award, tuition reimbursement or scholarship programs, employee discount programs, meals, travel, or vehicle allowances, plans subject to Code Section 125, and plans providing benefits or payments in the event of a change of control, change in ownership or effective control or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof; provided, however, that any governmental plan or program to which a Person is required by Law to contribute or requiring the mandatory payment of social insurance charges or taxes or similar contributions to a governmental fund with respect to the wages of an employee shall not be considered a Benefit Plan.

“Business” means the global operations of the Broadcast Communications Division, as existing immediately prior to the Initial Closing and conducted substantially consistent with the manner conducted by the Company, the other Asset Sellers and the Transferred Companies during the six (6) month period immediately prior to the Initial Closing, which division is engaged in the design, manufacture, distribution, licensing and sale of the products and the provision of services in the areas of (a) workflow, infrastructure and networking, (b) analog and digital television and radio transmission, and audio networking and consoles, and (c) media management; provided, however, the Business does not include the Excluded Assets and Excluded Liabilities.

“Business Day” means any day which is not a Saturday, Sunday or a day on which banking institutions in the State of Florida, the Province of Ontario or London, United Kingdom are authorized by Law to close.

“Business Plans” means, with respect to the Business, any plans, product lines and customer relationships currently in development or under consideration as evidenced by any of: the written strategic or business plans of the Business; the Confidential Information Memorandum dated as of June 2012 delivered to the Buyer; the management presentations of the Business provided to the Buyer on or after June 22, 2012; the documents regarding the Business as made available to the Buyer in the electronic data room hosted by Merrill; and the documents regarding the Business as provided to the Buyer by Morgan Stanley & Co. LLC by email between June 22, 2012 and the date of this Agreement as included in folder 27 of such electronic data room.

“Business Transfer Agreement” means a Business Transfer Agreement, to be dated as of the applicable Closing Date, entered into between the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) and the applicable Asset Seller(s), substantially in the form of Exhibit B, with such changes to conform to the requirements of Law applicable to the Asset Class that is the subject of such Business Transfer Agreement.

“Business Unit” means any of Media, WIN or Transmission.

“Canadian Employee” means (i) an individual designated as a “Canadian Employee” on Schedule 4.14(a); and (ii) an individual who following the date hereof but prior to the Initial Closing Date becomes employed by Harris Canada or Canada Newco in respect of the Business and is based and ordinarily working in Canada; provided that the term “Canadian Employee” shall exclude the individuals set forth on Schedule 1.1(a).

“Canadian ITA” means the Income Tax Act (Canada), as amended, and the rules and regulations promulgated thereunder.

“Cash” means the aggregate of all cash and cash equivalents (net of any Trapped Cash and any issued but uncleared checks and drafts) of each Transferred Company on a consolidated basis as of close of business on the Initial Closing Date, determined in accordance with U.S. GAAP and without duplication and not giving effect to actions taken at the direction of the Buyer after the Initial Closing.

“Closing Date” means any of the Initial Closing Date, Subsequent Closing Date or Final Closing Date, as applicable.

“Closing Indebtedness” means the aggregate of all Indebtedness (a) of each Sold Company and such Sold Companies’ Subsidiaries on a consolidated basis as of close of business on the Initial Closing Date, determined in accordance with U.S. GAAP and without duplication and not giving effect to actions taken at the direction of the Buyer after the Initial Closing and (b) included in the Assumed Liabilities.

“Closing Net Cash” means an amount, which may be positive or negative, equal to (a) aggregate Cash less (b) Closing Indebtedness.

“Closing Working Capital” means an amount, which may be positive or negative, equal to Closing Working Capital Assets less Closing Working Capital Liabilities.

“Closing Working Capital Assets” means the sum of the following assets of each Asset Seller included in the Transferred Assets and such assets of the Transferred Companies, on a consolidated basis, as of the close of business on the Initial Closing Date: (a) net accounts receivable (including notes receivable but excluding intercompany accounts receivable and receivables relating to the Digital Display Networks, Inc. business), (b) net inventories (including the Inventory but excluding any inventory relating to the Digital Display Networks, Inc. business) and (c) other current assets (including any receivables relating to the “Other Current Assets” as set forth in the Combined Balance Sheet but excluding any insurance receivables), each of (a), (b) and (c) as prepared in accordance with U.S. GAAP and, to the extent consistent with U.S. GAAP, the accounting principles and methodologies followed by the Company in its preparation of the Combined Balance Sheet; provided, however, that in no event will Closing Working Capital Assets include any current or deferred Tax assets or cash and cash equivalents. An example of the calculation of Closing Working Capital Assets for June 29, 2012 is set forth on Exhibit C.

“Closing Working Capital Liabilities” means the sum of the following liabilities of each Asset Seller included in the Transferred Assets and the Assumed Liabilities and such liabilities of the Transferred Companies, on a consolidated basis, as of the close of business on the Initial Closing Date: (a) accounts payable, (b) other accrued items, including accrual for severance obligations triggered but not paid on or prior to December 28, 2012, but not including accrual for any severance obligations triggered after December 28, 2012, and (c) all advance payments and unearned income, each of (a), (b) and (c) as prepared in accordance with U.S. GAAP and, to the extent consistent with U.S. GAAP, the accounting principles and methodologies followed by the Company in its preparation of the Combined Balance Sheet; provided, however, that in no event will Closing Working Capital Liabilities include any current Income Tax liabilities or deferred Tax liabilities or any amounts that constitute Closing Indebtedness; and, provided, further, that notwithstanding anything set forth herein, in no event will the accrual included in each calculation of Closing Working Capital Liabilities for employee incentive compensation be an amount less than $11,024,175. An example of the calculation of Closing Working Capital Liabilities for June 29, 2012 is set forth on Exhibit C.

“COBRA” means Section 4980B of the Code and part 6 of subtitle B of Title I of ERISA, or similar state statutes.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Retirement Plan” means the Harris Corporation Retirement Plan, as amended from time to time.

“Computer Software” means all software (in source code and object code form), computer programs and related programmer’s notes, data and databases and documentation.

“Contamination” means the releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any Hazardous Substance into the environment.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including (a) the execution, delivery and performance of this Agreement and the Transaction Documents, (b) the sale and purchase of the Transferred Assets, and (c) the Buyer’s assumption of the Assumed Liabilities.

“Consent” means any consent, approval, authorization, Permit or Order.

“Contract” means any agreement, contract, commitment, purchase order (with any applicable acknowledgements and acceptances), license, lease or other arrangement that is legally binding.

“Copyrights” means all registered and unregistered copyrights, copyright registrations, renewals thereof, and applications to register the same.

“Customer” means a customer of the Business (including the affiliated entities within any consolidated group of companies to which such customer belongs).

“Customer Aggregate Spend” means with respect to any Customer, the aggregate dollar value of all purchase orders accepted, and other Contracts entered into, for the purchase of products or services of the specified Business Unit by such Business Unit from or with such Customer during the Applicable Period, as determined based on the financial system data reports of the Business.

“Damages” means all damages, losses, penalties, fines, liabilities, obligations, Actions, causes of action, awards, Taxes, charges, costs and expenses (including court costs and reasonable fees and expenses of attorneys, accountants, consultants, and other experts), including interest and all amounts paid in investigation, defense or settlement of any of the foregoing, whether incurred before, at or after any Closing.

“Determination Date” means the date on which the Final Closing Working Capital, Final Cash and Final Closing Indebtedness are finally determined in accordance with Section 3.3.

“Domain Names” means all Internet domain names.

“Environmental Law” means any Law or common law as in effect as at the date of this Agreement relating to protection of the environment or protection of human health and safety with respect to exposure to any hazardous or toxic substances or materials.

“Environmental Liabilities” means all Liabilities, Actions and Damages resulting from, arising out of, or relating to any violation of or Liability under any Environmental Law, including with respect to any exposure of any Person to any Hazardous Substance or any Contamination (including all Liabilities, Actions and Damages for, resulting from, arising out of or relating to environmental sampling or assessment, cleanup, removal, remediation, governmental or private party response actions, corrective actions, closure actions, monitoring, post-closure operation and maintenance, natural resource damages, property damages, personal injury, fines, penalties or other sanctions resulting from, arising out of or relating to Contamination at any location or any other condition or circumstance in each case above forming the basis of any alleged violation (with respect to Actions by third parties) or violation of or Liability under any Environmental Law).

“Environmental Permit” means any Permit required by applicable Environmental Law in order to operate the Business as currently conducted by the Company, the other Asset Sellers, and the Transferred Companies at the Owned Real Property and the Leased Real Property.

“Equity Securities” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests, partnership or membership interests in a partnership or limited liability company or any other interest or participation that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person, or options or warrants to obtain any of the foregoing, whether outstanding on the date hereof or issuable after the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Excess Cash” means the aggregate amount of cash and cash equivalents, each as determined in accordance with U.S. GAAP as of close of business on the Initial Closing Date, of any Transferred Company in excess of the working capital needs of such entity set forth on Schedule 1.1(h).

“Excluded Business Records” means: (a) all records of the Sellers which relate in whole or in part to Taxes; (b) all records relating to the employees of the Company and its Affiliates who are not employees of the Business or who do not become Transferred Employees, and all records relating to the Transferred Employees to the extent (i) with respect to Transferred U.S. Employees, such records are medical records, (ii) such records of Transferred Employees cannot be transferred in compliance with applicable Law (it being understood that applicable Law requires that a UK Employee provide advance written consent to the transfer of his or her medical records, and Buyer shall have the sole obligation to obtain such consent, as well as consent in any other instance where consent is required to transfer records in compliance with applicable Law), or (iii) the Buyer and the Sellers reasonably agree in good faith that the transfer of such records of Transferred Employees could reasonably form the basis of an allegation of violation of applicable Law (in the case of (ii) and (iii), it being understood that the parties shall take such commercially reasonable actions as may be necessary to allow such records relating to the Transferred Employees to be transferred without risk of violation of applicable Law); (c) all records relating to or used in the business of the Asset Sellers and (i) not located at the Owned Real Property or the Leased Real Property or (ii) not specific to or primarily related to the

Business (it being understood that to the extent that records relate in part to the Business (including any Business Plans), the Buyer shall be provided access to redacted copies of such records showing only the information that relates to the Business (including any Business Plans); and (d) any documents, papers and other records (including any minutes or summaries of executive meetings and strategy papers) of the Company and its Subsidiaries to the extent relating to the consideration, analysis or evaluation of the proposed sale (and other alternatives) and the sale process of the Business, including communications with the Company’s counsel and other advisors. For the avoidance of doubt, “Excluded Business Records” do not include this Agreement, any Transaction Document, any schedule or exhibit hereto or thereto, or any certificate or document delivered pursuant to any of the foregoing.

“Excluded Employee Liabilities” means all Liabilities (including all related Taxes and social insurance costs) (i) relating to any Equity Securities of the Sellers or any of their Affiliates, except for Liabilities for severance, separation, termination or notice period pay or similar payments arising from Buyer’s failure to take into account such Equity Securities for purposes of providing an employee of the Business with comparable employment under applicable Law or any contractual obligation; (ii) for severance, separation, termination or notice period pay or similar payments by or in respect of any of the Canadian Employees (whether statutory, contractual or otherwise) arising solely as a result of the Canadian Pre-Closing Reorganization, which for certainty shall not include claims by Transferred Canadian Employees in relation to any changes to terms and conditions of employment made by the Buyer or its Affiliates on or after the Initial Closing Date; (iii) for severance, separation, termination or notice period pay or similar payments by or in respect of individuals other than the U.S. Employees, UK Employees, Canadian Employees and Other Business Employees (whether statutory, contractual or otherwise); (iv) for severance, separation, termination or notice period pay or similar payments by or in respect of U.S. Employees, UK Employees, Canadian Employees and Other Business Employees whose employment terminates prior to the applicable Closing Date (whether statutory, contractual or otherwise), provided that such Liability does not arise from a TUPE Claim; (v) for severance, separation, termination or notice period pay or similar payments by or in respect of U.S. Employees, UK Employees and Other Business Employees that arise at the time of the Sellers or their Affiliates’ termination of employment of such employees at or after the applicable Closing Date in connection with the Contemplated Transactions (if applicable), but solely to the extent that (A) such Liability would arise without regard to the terms and conditions of employment made available to such employees by the Buyer and its Affiliates and any other action or inaction of the Buyer and its Affiliates with respect to such employees and (B) a TUPE Claim is not the basis of such Liability; (vi) under Benefit Plans with respect to employees of the Business who do not become Transferred Employees, other than Liabilities for severance, separation, termination or notice period pay or similar payments which are not otherwise designated herein as Excluded Employee Liabilities; (vii) for sick pay and disability coverage for which the Asset Seller of the US Asset Class has responsibility under Section 6.1(g); (viii) for workers’ compensation, occupational disease or illness or similar workers’ protection claims for which the Sellers have responsibility under Section 6.1(i); (ix) for vacation accrued prior to the applicable Closing Date to the extent that the Buyer or its Affiliate does not assume such liability under Section 6.1(j); (x) for salaries, wages, commissions, contractual incentive payments, contractual bonuses, employer insurance contributions and similar obligations for which the Sellers have responsibility under Sections 6.1(a), 6.1(m)(iv) and 6.2; provided that to the extent any of the foregoing in this clause (x) is included in the

Closing Working Capital then such obligations shall be assumed by the Buyer and constitute Assumed Liabilities; (xi) relating to compliance with the requirements of COBRA for which Sellers have responsibility under Section 6.1(e); (xii) under WARN arising prior to the Initial Closing; (xii) with respect to an employee or former employee of the Business that arise from such individual’s employment with the Company and its Affiliates unrelated to the Business (for the avoidance of doubt, which shall not be interpreted to exclude any Liabilities with respect to severance, separation, termination or notice period pay or similar payments, even if calculated in part by reference to service unrelated to the Business); (xiii) for any amounts and/or contributions due and/or payable by any Seller or any of its Affiliates, prior to the applicable Closing Date, under any Benefit Plan maintained or sponsored by any Seller or any of its Affiliates; (xiv) with respect to sick pay and disability or workers’ compensation coverage for U.S. Leave Employees and Canadian Employees on an approved short or long term disability or workers’ compensation leave of absence as of the Initial Closing Date, in each case, arising prior to the date on which such employee begins employment with Buyer or any of its Affiliates; (xv) subject to Sellers and the Buyer entering into a mutually agreeable leasing agreement pursuant to which the Buyer will compensate Sellers for certain services to be provided to the Buyer by the Sponsored Employees, with respect to the salary and coverage under Benefit Plans of a Sponsored Employee arising prior to the date on which such employee begins employment with Buyer or any of its Affiliates, provided that Liabilities for severance, separation, termination or notice period pay or similar payments by or in respect of Sponsored Employees which are not otherwise designated herein as Excluded Employee Liabilities shall not be excluded; (xvi) for any retention or transaction bonus payable under arrangements with the Company (for the avoidance of doubt, which shall not be interpreted to exclude Liabilities with respect to severance payable to a Specified Employee with respect to which Buyer is responsible as described in Schedule 6.1(b)(ii)); (xvii) under a Seller Educational Assistance Plan; (xviii) under the Versorgungsordnung (Pension Plan) of Harris Semiconductor GmbH; and (xix) set forth on Schedule 1.1(i).

“Excluded Taxes” means (a) all Taxes imposed on the Transferred Assets or that otherwise arise with respect to the Business, in each case, for Pre-Closing Tax Periods and Pre-Closing Straddle Periods (and, in the case of VAT in respect of which a Seller is required to account, for all taxable periods); (b) all Taxes of the Asset Sellers that are or may become payable with respect to all taxable periods, including any such Taxes that arise as a result of the transactions contemplated by this Agreement; (c) Transfer Taxes for which the Company is liable pursuant to Section 13.6; and (d) all Taxes required to be withheld or deducted under the Code or any other Tax Law in connection with the transactions contemplated by this Agreement; in each case other than as expressly provided in this Agreement to be borne by the Buyer or its Affiliates.

“FAME IP Assets” means, collectively, the FAME Retained IP Assets and the FAME Transferred IP Assets.

“FAME Retained Patent Assets” means the Patents listed on Exhibit F.

“FAME Reseller Agreement” means the Reseller Agreement, to be dated the Initial Closing Date, entered into between the Buyer and the applicable Asset Seller(s), substantially in the form of Exhibit D.

“FAME Retained IP Assets” means the FAME Retained Patent Assets and the FAME Retained Technology Assets.

“FAME Retained Technology Assets” means the Technology owned by the Sellers or their Affiliates set forth on Exhibit G that is not shaded as part of the “FAME Architecture”, including the Computer Software in source and object code form and documentation for each function or other element thereof.

“FAME Transferred IP Assets” means the FAME Transferred Technology Assets, all of the Sellers’ or their Affiliates’ common law rights in the FAME Trademark and service mark, and all goodwill of the Business associated with such mark.

“FAME Transferred Technology Assets” means the Technology owned by the Sellers or their Affiliates described as the “FAME Architecture” on Exhibit G including the Computer Software in source and object code form and documentation for each function, API or other element thereof.

“Final Cash” means the Cash as set forth in the Final Closing Certificate.

“Final Closing Indebtedness” means the Closing Indebtedness as set forth in the Final Closing Certificate.

“Final Closing Working Capital” means the Closing Working Capital as set forth in the Final Closing Certificate.

“Fundamental Representations” means each of the representations and warranties set forth in Section 4.1 (Organization; Authority), Section 4.2 (Authorization of Transaction), Section 4.5 (Capital Stock of the Transferred Companies), Section 4.12 (Taxes) and Section 4.16 (Finders or Brokers).

“Government Contract” means any prime Contract, subcontract, teaming agreement or arrangement, joint venture, pricing agreement, letter Contract or other similar binding agreement with any Governmental Body or any prime contractor of a Governmental Body in its capacity as a prime contractor. Each Task Order, Blanket Purchase Agreement, or Indefinite Delivery Indefinite Quantity Order under a U.S. GSA Federal Supply Service Schedule Contract shall constitute a separate Government Contract.

“Governmental Body” means (a) any federal, state, provincial or local government or any political subdivision thereof in the United States or other jurisdiction, (b) any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions in any jurisdiction including the European Commission, and (c) any supranational organization of sovereign states exercising such functions for such sovereign states; provided that a Governmental Body shall not include any company or business owned or controlled by any of the foregoing.

“Governmental Official” means any official, employee or representative of, or any other Person acting in an official capacity for, or on behalf of, any (a) Governmental Body; (b) political party, party official or political candidate; (c) public international organization; or

(d) any company, business, enterprise or other entity owned or controlled by any Person described in the foregoing clauses (a), (b) or (c) of this definition.

“Harris Canada” means Harris Canada Systems, Inc., a Canadian corporation.

“Harris Trademark License Agreement” means the Harris Trademark and Trade Name License Agreement, to be dated as of the Initial Closing Date, entered into between the Buyer and the applicable Asset Seller(s), substantially in the form of Exhibit I.

“Hazardous Substance” means any material that is listed or defined as a “hazardous substance,” “hazardous waste,” “toxic substance” or any other term of similar import under any Environmental Law as in effect as of the Initial Closing, and petroleum (crude oil or any fraction or derivative thereof), asbestos and asbestos-containing materials and polychlorinated biphenyls.

“HMRC” means Her Majesty’s Revenue & Customs of the United Kingdom.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means any Tax imposed upon or measured by net income and any franchise (or similar) Tax imposed in lieu of a Tax on net income.

“Intellectual Property Rights” means, collectively, Computer Software, Copyrights, Trade Secrets, Patents, Trademarks, Domain Names and all other intellectual property and intellectual property rights, whether registered or not, and in each case regardless of jurisdiction.

“Indebtedness” means, with respect to any Person, without duplication, all liabilities or obligations of such Person (a) for borrowed money, (b) evidenced by bonds, debentures, notes or similar instruments or under swaps hedges or similar instruments, (c) under letters of credit, letters of guaranty and performance bonds, other than to the extent both undrawn and set forth on Schedule 4.11(l)(ii), (d) for the deferred purchase price of property or services or the acquisition of a business or portion thereof, whether contingent or otherwise, as obligor or otherwise, to the extent not evidenced by a trade payable or other current liability (including any so-called “earn-out” or similar payments or obligations at the maximum amount payable in respect thereof), (e) created or arising under any conditional sale or other title retention agreement with respect to acquired property, (f) under capitalized leases, (g) secured by a Lien on any of such Person’s assets, (h) for underfunded defined benefit pension plans, (A) to the extent such underfunded plans are Assumed Plans and with such liabilities and obligations determined on a projected benefit obligation basis consistent with how such liability should be reported on financial statements prepared in accordance with U.S. GAAP and (B) only to the extent of such underfunding, (i) for 50% of the accrued liabilities and obligations of the long service awards in Australia, (j) for 50% of the liabilities and obligations for the French retirement indemnity obligations as described on Schedule 1.1(j), (k) for accrued but unpaid interest on any Indebtedness, (l) for unpaid prepayment penalties or premiums, expenses or other amounts that are payable in connection with retirement or prepayment in respect of any of the foregoing or (m) for guarantees of another Person in respect of any of the foregoing.

“Intellectual Property Agreement” means the Intellectual Property Agreement, to be dated as of the Initial Closing Date, entered into between the Buyer and the applicable Asset Seller(s), substantially in the form of Exhibit J.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) in the case of the Company, the actual knowledge of the persons listed on Schedule 1.1(b)(1) without independent investigation, and (b) in the case of the Buyer, the actual knowledge of the persons listed on Schedule 1.1(b)(2) without independent investigation.

“Law” means any constitution, law (including common law), statute, rule or regulation of any Governmental Body or Order in any jurisdiction.

“Liabilities” means, with respect to any Person, any and all liabilities and obligations of every kind, character and description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due or otherwise, and whether or not required to be accrued on the financial statements of such Person.

“Licenses-In” means a Contract pursuant to which the Company or another Asset Seller or a Transferred Company has been expressly granted any license, covenant not to sue, or similar immunity or right to use or otherwise exploit any Intellectual Property Rights used in the Business (or for use in any Business Plans).

“Licenses-Out” means a Contract pursuant to which the Company or another Asset Seller or a Transferred Company has expressly granted any license, covenant not to sue, or similar immunity or right to use or otherwise exploit any of the Transferred IP Assets.

“Lien” means any mortgage, lien, pledge, deed of trust, hypothecation, charge, option, security interest, easement, servitude or other encumbrance.

“Local Transfer Documents” means the documents set forth on Schedule C with respect to the applicable Asset Class, in each case to be dated as of the applicable Closing Date.

“Manufacturing Agreement” means the Manufacturing Agreement, to be dated the Initial Closing Date, executed by the Buyer and the Company, substantially in the form of Exhibit K.

“Material Adverse Effect” means any event, change, circumstance, state of facts, or effect that, individually or in the aggregate, has caused or would reasonably be expected to cause a material adverse effect on (a) the business, assets, Liabilities, results of operations or condition (financial or otherwise) of the Business, taken as a whole, or (b) the ability of the Company or the other Sellers of the Material Asset Classes to consummate the Contemplated Transactions, but shall not include (i) any event, change, circumstance, state of facts, or effect to the extent related to general economic, regulatory or political conditions or from natural disasters, terrorist acts, declared or undeclared war or other hostilities or escalations thereof, (ii) any event, change, circumstance, state of facts, or effect that affects the industries, businesses or markets in which the Business operates generally, (iii) any failure by the Business to meet any internal projections or forecasts (provided, that this clause (iii) shall not prevent a determination that any event, change, circumstance, state of facts, or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect), (iv) any event, change, circumstance, state of facts, or effect resulting from the announcement (including the identity of the Buyer), pendency or performance of this Agreement or the Contemplated Transactions, or (v) the effect of any change in applicable Laws or accounting rules; provided that, any event, change, circumstance, state of facts, or effect described in clauses (i), (ii) or (v) above shall be excluded only to the extent such matters do not disproportionately affect the Business as compared to other Persons or businesses that operate in the industry in which the Business operates.

“Material Asset Class” means the Asset Classes in the Material Jurisdictions.

“Material Jurisdiction” means the United States and Canada.

“Monthly Average Exchange Rate” means, with respect to each country or territory, the average exchange rate of the current month and prior month source rate used by the Company for financial reporting, generally as reported by Bloomberg on the penultimate Business Day of each month.

“Non-Solicitation and Non-Competition Agreement” means the Non-Solicitation and Non-Competition Agreement, to be dated as of the Initial Closing Date, entered into between the Buyer and the applicable Asset Seller(s), substantially in the form of Exhibit L.

“Order” means, with respect to any Person, any order, writ, injunction, decree, judgment, award, determination, directive or demand entered or issued by or with any Governmental Body and legally binding on such Person.

“Organizational Document” means, as to any Person, its certificate or articles of incorporation, its regulations or by-laws or any equivalent documents under the Law of such Person’s jurisdiction of incorporation or organization.

“Other Business Employee” means (i) an individual designated as an “Other Business Employee” on Schedule 4.14(a) or (ii) an individual who following the date hereof but prior to the applicable Closing Date becomes employed by an Asset Seller or Transferred Company in respect of the Business but excluding any U.S. Employee, Canadian Employee or UK Employee; provided that the term “Other Business Employee” shall exclude the individuals set forth on Schedule 1.1(c).

“Patent Assignment” means a Patent Assignment, to be dated the applicable Closing Date, executed by the applicable Asset Seller(s), substantially in the form of Exhibit M.

“Patents” means all patents, utility models, industrial designs, petty patents, patents of importation, patents of addition, certificates of invention, and any other indicia of invention ownership issued or granted by any Governmental Body, and all provisional applications, priority and other applications, divisionals, continuations (in whole or in part), extensions, reissues, re-examinations or equivalents or counterparts of or for any of the foregoing.

“Permit” means any permit, clearance, license, order, approval, franchise, registration or other authorization of any Governmental Body.

“Permitted Liens” shall mean (a) with respect to the Shares, the Liens described on Schedule 4.5, (b) Liens in respect of Liabilities that constitute Assumed Liabilities, (c) carrier’s, warehousemen’s, mechanic’s, materialmen’s, construction and other similar Liens, (d) Liens for (i) Taxes that are not yet due and payable or (ii) Taxes that are being contested in good faith and are set forth on Schedule 4.12(a) and, in the case of clauses (i) and (ii), for which adequate reserves have been made in accordance with U.S. GAAP, (e) Liens to secure bids, tenders, contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds and other obligations of like nature arising in the ordinary course of business, (f) a retention of title right in favor of a supplier reserved by the supplier pending receipt of payment, (g) imperfections of title, encroachments, conditions, or easements and reservations of rights, easements, rights of way, covenants and restrictions, if any, that would not be expected to have a material adverse impact on the ownership or use of such property, (h) zoning and other restrictions under Law as to the Owned Real Property that would not reasonably be expected to have a material adverse impact on the use of such property, (i) with respect to the Owned Real Property, any exceptions shown in Schedule B of any title insurance policy delivered to the Buyer, other than monetary Liens which are not Assumed Liabilities, (j) Liens that are disclosed on Schedule 4.5 of the Disclosure Schedule, and (k) other Liens to the extent that each arises in the ordinary course of business, consistent with past practice, and are not material or that do not materially restrict the use of the Transferred Assets, taken as a whole.

“Person” means any natural person, corporation, partnership, limited liability company, proprietorship, trust, union, association, unincorporated organization, Governmental Body or other entity, enterprise, authority or business organization.

“Pre-Closing Environmental Excluded Liabilities” means, except as provided in Section 2.3(a)(ii), all Environmental Liabilities arising from or relating to (i) the activities and operations of the Business, the Transferred Companies and the Real Property prior to the Initial Closing Date, (ii) any formerly owned, operated or used locations in connection with the Business, or (iii) any locations (excluding the Real Property) to which Hazardous Substances generated by the Business at any Real Property prior to the Initial Closing Date, or generated (whether before or after the Initial Closing Date) at any formerly owned, operated or used locations in connection with the Business, have been transported for treatment, storage, disposal or recycling.

“Post-Closing Tax Period” means any Tax period beginning after the Initial Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Initial Closing Date.

“Product Liability Claim” shall mean any Action which is based on or arises out of the design, manufacture, labeling, sale, or use of or exposure to any Product, regardless of whether such Action is founded in product liability, strict liability, breach of contract, breach of express or implied warranty, negligence, gross negligence, enterprise or alternate liability, concert of action, nuisance, the intentional or unintentional acts or omissions of the party against which the claim is made, its employees, agents or representatives, or any other theory of recovery.

“Product Recall” means any recall, removal, recovery of possession or control, withdrawal or disposal of or purposeful destruction of Products from or by a distributor, purchaser, retailer, wholesaler or user of a Product, including where the use or consumption thereof (or any part or element thereof) has resulted in, or poses a risk of resulting, bodily injury or property damage on account of any Products sold, distributed or otherwise disposed of at any time prior to, on or after the Initial Closing.

“Product Recall Liabilities” means all Liabilities related to, arising out of or resulting from any Product Recall.

“Products” means the products currently or previously manufactured, sold or distributed by the Business, including those listed on Schedule 1.1(d).

“Remaining Contract Value” means with respect to a Contract, the total of all fees for products or services of Media contracted to be paid by a Customer under such Contract during the period starting on October 1, 2012 through and including the currently stated expiration date of such Contract, as determined based on the financial system data reports of the Business.

“Representative” means, with respect to any Person, its Affiliates and any director, officer, employee, manager, member, partner, stockholder, agent, attorney, accountant, advisor, consultant or other representative of such Person and its Affiliates.

“Response Action” means an environmental investigation, assessment, sampling, monitoring, clean-up, containment, restoration, removal, remediation, closure actions, post-closure operation and maintenance or other corrective or response action.

“Share Transfer Agreement” means a Share Transfer Agreement, to be dated as of the applicable Closing Date, entered into between the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) and the applicable Asset Seller(s), substantially in the form of Exhibit N, with such changes to conform to the requirements of Law applicable to the Asset Class that is the subject of such Share Transfer Agreement.

“Shared Locations” mean, collectively, the leased real properties identified on Schedule 1.1(e), which are to be shared pursuant to the Shared Location Agreements.

“Shared Location Agreements” means the licenses/subleases, in form to be reasonably agreed by the Buyer and the Company, to reflect the Shared Locations Terms set forth on Exhibit O.

“Shares” means all of the issued and outstanding capital stock, membership interests, partnership interests and all other equity interests of the Sold Companies.

“Sold Companies” means, collectively, the Persons listed on Schedule D.

“Specified Transferred Companies” means (i) Harris Communications Systems (Ireland) Limited, (ii) Harris Hong Kong, (iii) Harris Software Systems (HK) LTD, (iv) Leitch

Asia Limited, (v) Harris Software Systems Pte. Ltd., (vi) Harris BG-COM International Communications, LLC, and (vii) Harris Communications International India Private Limited.

“Sponsorship Agreement Side Letter” means the Sponsorship Agreement Side Letter, to be dated the Initial Closing Date, executed by the Buyer and the Company, substantially in the form of Exhibit P.

“Subcontract (Specific Warranty Obligations)” means the Subcontract (Specific Warranty Obligations), to be dated the Initial Closing Date, executed by the Buyer and Harris IT Services, Inc., substantially in the form of Exhibit R.

“Subsidiary” means, with respect to a specified Person, any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation’s or other Person’s board of directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the specified Person or one or more of its Subsidiaries. When used in this Agreement without reference to a particular Person, “Subsidiary” means a Subsidiary of the Company.

“Substantially Equivalent Employment” means employment (i) with duties not materially diminished from such Person’s duties immediately prior to the Initial Closing (a change in reporting structure based upon the reporting structure of the Buyer or an Affiliate thereof and/or a change in title shall not, itself, constitute diminished duties for purposes of this Agreement); (ii) at a current base salary not materially lower than such Person’s base salary immediately prior to the Initial Closing; (iii) with a current target value of such Person’s annual incentive with the Buyer or an Affiliate thereof (taking into account the overall value of any equity or other compensation therefrom) not materially lower than the target value of such Person’s annual incentive immediately prior to the Initial Closing; and (iv) with such Person’s principal place of employment located no more than fifty (50) miles from the location of such Person’s principal place of employment immediately prior to the Initial Closing.

“Supply Agreement” means the Supply Agreement, to be dated the Initial Closing Date, executed by the Buyer and the Company, substantially in the form of Exhibit S.

“Target Working Capital” means $123,100,000.

“Tax Matter” means any Action relating to Taxes of any Transferred Company, which Action, if successful, would require the Company to indemnify the Buyer under this Agreement.

“Tax Returns” means all returns, reports, estimates, elections, claims for refund, declarations, information returns and statements of any nature regarding Taxes in any jurisdiction for any period, including any schedule, attachment or any amendment thereto.

“Taxes” means all taxes, fees, charges, levies, assessments and duties of any kind, including those on, or measured by or referred to as income, gross receipts, license, payroll (including, for the avoidance of doubt, PAYE liabilities in the United Kingdom and corresponding obligations elsewhere), employment, excise, severance, stamp, occupation, premium, environmental, customs, duties, capital stock, franchise, profits, withholding, social security, national insurance, unemployment, disability, real property, personal property, ad valorem, import or export duties, sales, goods and services, harmonized sales, use, transfer, registration, value added, alternative, estimated or any other tax, fee, charge, levy, assessment or duty of any kind whatsoever, including any interest, penalty, fine or addition thereto.

“Taxing Authority” means, with respect to any Tax, the Governmental Body that has the power to impose, assess or administer such Tax and the agency (if any) charged with the collection of such Tax for such Government Body.

“Technology” means inventions (whether or not patentable), discoveries, confidential and proprietary information, data, databases, Computer Software (in both source and object code form and documentation relating to the foregoing), know-how, product designs, methods, processes, formulas, and compositions, and all Trade Secret rights and Copyrights in the foregoing recognized by any Governmental Body, in each case that is not disclosed or claimed in a Patent.

“TOGC” means a supply that is treated neither as a supply of goods nor services for the purposes of section 49(1) of the VAT Act and article 5 of the VAT Order.

“Top 50 Customer” means with respect to a Business Unit, a Customer of such Business Unit with a Customer Aggregate Spend with such Business Unit among the fifty customers with the highest Customer Aggregate Spends with such Business Unit, as determined based on the financial system data reports of the Business.

“Top 50 Purchase Contract” means with respect to a Business Unit, an individual purchase order accepted, or other Contract entered into, for the purchase of products or services of such Business Unit by such Business Unit during the Applicable Period with a total dollar value among the fifty purchase orders, or other Contracts, with the highest total dollar values of all individual purchase orders accepted, or other Contracts entered into, for the purchase of products or services of such Business Unit by such Business Unit during the Applicable Period, in each case, as determined based on the financial system data reports of the Business.

“Trademark Assignment” means a Trademark Assignment, to be dated the applicable Closing Date, executed by the applicable Asset Seller(s), substantially in the form of Exhibit T.

“Trademarks” means all registered and unregistered trademarks and service marks, all trademark and service mark registrations, applications and renewals thereof and all trade names.

“Trade Secrets” means all proprietary and unpatented Technology or information that has been subjected to the standards required to protect it as a trade secret by an Asset Seller or a Transferred Company under applicable Law.

“Transaction Documents” means (a) the Local Transfer Documents (including the applicable Shared Location Agreements), (b) the Harris Trademark License Agreement, (c) the Intellectual Property Agreement, (d) the Patent Assignment, (e) the FAME Reseller Agreement, (f) the Non-Solicitation and Non-Competition Agreement, (g) the Manufacturing Agreement, (h) the Sponsorship Agreement Side Letter, (i) Subcontract (Specific Warranty Obligations), (j) the

Supply Agreement, (k) the Trademark Assignment, (l) the Transition Services Agreement and (m) the Promissory Note.

“Transfer Regulations” means any Law in any jurisdiction pursuant to which the employment of any Employee of an Asset Seller transfers by operation of Law to the Buyer or its Affiliate as a result of the consummation of the Contemplated Transactions including the TUPE Regulations.

“Transferred Canadian Employee” means a Canadian Employee who accepts and commences employment with Canada Newco in connection with the Canadian Pre-Closing Reorganization before, on or after the Initial Closing Date, and a Canadian Employee who continues employment with Canada Newco in connection with the Canadian Pre-Closing Reorganization before, on or after the Initial Closing Date by operation of applicable Law; provided, however that (i) any Canadian Employee on an approved short or long term disability or workers’ compensation leave of absence who accepts a conditional offer of employment from Canada Newco in connection with the Canadian Pre-Closing Reorganization, shall not become a Transferred Canadian Employee until the date that such Canadian Employee is medically fit to return to work with Canada Newco and (ii) any Canadian Employee working under a work permit issued in the name of the Seller who accepts an offer of employment from Canada Newco in connection with the Canadian Pre-Closing Reorganization shall not become a Transferred Canadian Employee until such Canadian Employee obtains a new work permit in the name of the Buyer or Canada Newco.

“Transferred Company” means each Sold Company and each Subsidiary of a Sold Company.

“Transferred Employee” means a Transferred U.S. Employee, a Transferred Canadian Employee, a Transferred UK Employee or an Other Transferred Employee.

“Transferred UK Employee” means a UK Employee who becomes employed by Buyer or any of its Affiliates at the Closing Date applicable to the UK Asset Class.

“Transition Services Agreement” means the Transition Services Agreement, to be dated the Initial Closing Date, entered into between the Buyer and the Company, substantially in the form of Exhibit U.

“Trapped Cash” means (i) the aggregate amount of Excess Cash of each Specified Transferred Company, plus (ii) the aggregate amount of Excess Cash of each other Transferred Company that, on the first Business Day after the Initial Closing Date, may not be legally distributed on such day by means of one or more dividends or distributions to the Buyer (other than by intercompany loan or advance or other transaction that results in the creation of an intercompany receivable) plus (iii) the aggregate amount of all Taxes and reasonable and necessary costs and expenses, in each case that would be incurred by the Buyer, any Transferred Company or any Subsidiary of the Buyer if all Excess Cash of each Transferred Company (other than the Specified Transferred Companies) that, on the first Business Day after the Initial Closing Date, may be legally distributed on such day by means of one or more dividends or distributions to the Buyer (other than by intercompany loan advance or other transaction that results in the creation of an intercompany receivable) was, in fact, so distributed to the Buyer on the first Business Day after the Initial Closing Date.

“TUPE Claims” means any (i) claim made by a UK Employee who resigns prior to the Closing Date applicable to the UK Asset Class where such resignation is as a result of a substantial change proposed or made by the Buyer or any Affiliate of the Buyer to the working conditions of that UK Employee that is to the material detriment of that UK Employee (for purposes of this definition, the expressions “substantial change” and “material detriment” shall have the same meaning as for the purposes of regulation 4(9) of the TUPE Regulations); (ii) claim related to (a) the employment or termination of employment by the Buyer or any of its Affiliates of a Transferred UK Employee or (b) any other material act or omission by the Buyer or any of its Affiliates in respect of a Transferred UK Employee, in each case where the cause of the claim has its origin after the Closing Date applicable to the UK Asset Class including (1) any substantial change (actual or prospective) in working conditions to the material detriment of that Transferred UK Employee and (2) other change to the terms and conditions of employment (actual or prospective) offered to or made available to any Transferred UK Employee (including any pension arrangements); (iii) claim for failure by an Asset Seller to comply with obligations to inform and consult under the TUPE Regulations arising solely by reason of either (a) a refusal or failure by the Buyer or its Affiliates to provide details of measures it or its Affiliates anticipate or propose to take (provided always that the relevant Asset Seller has provided the Buyer or its applicable Affiliate with the information it reasonably requests in good time to assess what measures it will propose), or (b) any other negligent or unlawful act or omission of the Buyer or its Affiliates that occurs prior to the Closing Date applicable to the UK Asset Class, in relation to any of the UK Employees; and (iv) analogous claim by an Other Business Employee or Transferred Employee in any other jurisdiction in which the Transfer Regulations apply.

“TUPE Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006 currently in force in the United Kingdom.

“UK Employee” means (i) an individual designated as a “UK Employee” on Schedule 4.14(a) or (ii) an individual who following the date hereof but prior to the Closing Date applicable to the UK Asset Class becomes employed by an Asset Seller in respect of the Business, and is based and ordinarily working in the United Kingdom; provided that the term “UK Employee” shall exclude the individuals set forth on Schedule 1.1(f).

“UK Pension Plan” means the Harris Systems Limited Pension Plan.

“U.S.” or “United States” means the United States of America.

“U.S. Employee” means (i) an individual designated as a “U.S. Employee” on Schedule 4.14(a) or (ii) an individual who following the date hereof but prior to the Initial Closing Date becomes employed by an Asset Seller in respect of the Business, and is based and ordinarily working in the United States; provided that the term “U.S. Employee” shall exclude the individuals set forth on Schedule 1.1(g).

“U.S. GAAP” means generally accepted accounting principles in the United States, consistently applied.

“VAT” means value added tax as provided for in the VAT Act and any similar tax, wherever imposed, including any tax imposed in connection with Council Directive 2006/112/EC (the Principal VAT Directive).

“VAT Act” means the Value Added Tax Act 1994 (United Kingdom).

“VAT Order” means the Value Added Tax (Special Provisions) Order 1995 SI 1995/1268 (United Kingdom).

“VAT Records” means the records of the Business relating to VAT required to be preserved after Closing by virtue of the provisions of paragraph 6 of Schedule 11 of the VAT Act or any other applicable Law.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law.

“Welfare Plan” means any welfare plan, as defined in Section 3(1) of ERISA (whether or not subject to ERISA).

Section 1.2 Location of Additional Defined Terms. In addition to the terms defined in Section 1.1, set forth below is a list of terms defined elsewhere in this Agreement.

Term	Section

“Accountant”	Section 3.3(c)
“Accounting Principles”	Section 3.1(b)
“Accounts Receivable”	Section 2.1(t)
“Action”	Section 4.8
“Adjustment Amount”	Section 3.3(e)
“Adjustment Report”	Section 3.3(d)
“Agreement”	Introductory Paragraph
“Alternative Arrangement Costs”	Section 3.5
“Antitrust Division”	Section 7.1(a)
“Applicable Period”	Section 4.11(b)
“Asset Class” or “Asset Classes”	Recitals
“Asset Sellers”	Introductory Paragraph
“Assigned Contract”	Section 2.1(d)
“Assumed Liabilities”	Section 2.3
“Assumed Plans”	Section 4.15(a)
“Automatically Transferred Plans”	Section 4.15(a)
“Buyer”	Introductory Paragraph
“Buyer Cafeteria Plan”	Section 6.1(f)
“Buyer Canadian Retirement Plans”	Section 6.1(c)
“Buyer Indemnified Persons”	Section 11.1
“Buyer Insurance Claim”	Section 10.8
“Buyer Reconciliation Period Tax Calculation”	Section 3.2(d)(vi)
“Buyer U.S. Retirement Plan”	Section 6.1(c)
“Buyer Welfare Plans”	Section 6.1(d)
“Canada Asset Class”	Schedule B

Term	Section

“Canada Newco”	Section 7.7
“Canadian Pre-Closing Reorganization”	Section 7.7
“Cap”	Section 11.5(b)(ii)
“Claimant”	Section 11.3
“Closing”	Section 3.2(b)
“Closings”	Section 3.2(b)
“Closing Certificate”	Section 3.3(a)
“Combined Balance Sheet”	Section 4.9
“Company”	Introductory Paragraph
“Company Cafeteria Plan”	Section 6.1(f)
“Confidentiality Agreement”	Section 7.4
“Deposits”	Section 2.1(q)
“Disclosure Schedule”	ARTICLE IV
“Dispute Notice”	Section 3.3(b)
“Employee Data”	Section 4.14(a)
“Employees”	Section 4.14(a)
“Equipment”	Section 2.1(a)
“Estimated Cash”	Section 3.1(b)
“Estimated Indebtedness”	Section 3.1(b)
“Estimated Working Capital”	Section 3.1(b)
“Excluded Assets”	Section 2.2
“Excluded Liabilities”	Section 2.3(f)
“Final Closing”	Section 3.2(c)
“Final Closing Date”	Section 3.2(c)
“Final Closing Net Cash”	Section 3.2(f)(i)
“Final Closing Certificate”	Section 3.3(b)
“Final Working Capital Adjustment”	Section 3.3(e)
“Financial Statements Date”	Section 4.9
“Financing”	Section 7.12
“FTC”	Section 7.1(a)
“Fund”	Introductory Paragraph
“German Seller”	Section 6.1(q)
“Guaranty”	Introductory Paragraph
“Harris Hong Kong”	Section 7.6
“Hong Kong Newco”	Section 7.6
“Hong Kong Pre-Closing Reorganization”	Section 7.6
“Indemnification Claim”	Section 11.4
“Indemnified Party”	Section 11.4
“Indemnitor”	Section 11.4
“Initial Closing”	Section 3.2(a)
“Initial Closing Conditions”	Section 3.2(a)
“Initial Closing Date”	Section 3.2(a)
“Insolvency and Equity Exceptions”	Section 4.2
“Inventory”	Section 2.1(h)
“Key Employee”	Section 7.5(b)(xv)

Term	Section

“Latest Balance Sheet Date”	Section 4.9
“Leased Real Property”	Section 2.1(c)
“Leases”	Section 4.6
“Listed Employee”	Section 6.1(b)
“Listed Intellectual Property”	Section 4.10(a)
“Material Contract” “Media”	Section 4.11 Section 4.11(a)
“Mini-Basket”	Section 11.5(b)(i)
“Non-assignable Assets”	Section 3.5
“Other Transferred Employee”	Section 6.2
“Owned Real Property”	Section 2.1(b)
“Post-Closing Straddle Period”	Section 10.4(c)
“Pre-Closing Straddle Period”	Section 10.4(c)
“Pre-Closing Tax Matter”	Section 10.4(d)
“Promissory Note”	Section 3.4(c)
“Purchase Price”	Section 3.3(e)
“Real Property”	Section 4.6
“Reconciliation Calculation”	Section 3.2(d)(vi)
“Reconciliation Payment”	Section 3.2(d)(vi)
“Reconciliation Payment Report”	Section 3.2(d)(vii)
“Reconciliation Period”	Section 3.2(d)(vi)
“Reconciliation Report”	Section 3.2(d)(vii)
“Records”	Section 2.1(e)
“Releasees”	Section 13.7
“Remaining Asset Class”	Section 3.2(b)
“Seller Indemnified Persons”	Section 11.2
“Sellers”	Introductory Paragraph
“Sellers’ Benefit Plans”	Section 4.15(a)
“Seller Canadian Retirement Plans”	Section 6.1(c)
“Seller Insurance Policies”	Section 10.8
“Seller Welfare Plans” “Specified Employees”	Section 6.1(d) Section 6.1(a)
“Sponsored Employee”	Section 6.3
“Stock Sellers”	Introductory Paragraph
“Straddle Period”	Section 10.4(c)
“Straddle Period Tax Matter”	Section 10.(d)
“Subsequent Closing”	Section 3.2(b)
“Subsequent Closing Conditions”	Section 3.2(b)
“Subsequent Closing Date” “Termination Date” “Termination Option”	Section 3.2(c) Section 12.1(a) Section 3.2(d)(ix)
“Third Party Claim”	Section 11.4
“Threshold Amount”	Section 11.5(b)(i)
“Transfer Taxes”	Section 13.6
“Transferred Assets”	Section 2.1

Term	Section

“Transferred Company Plans”	Section 4.15(a)
“Transferred U.S. Employee”	Section 6.1(a)
“Transition Period”	Section 3.2(d)(iv)
“Transmission”	Section 4.11(f)
“UK Asset Class”	Schedule B
“UK Employment Costs”	Section 6.1(m)(iv)
“Unadjusted Purchase Price”	Section 3.1
“Unaudited Financial Statements”	Section 4.9
“U.S. Asset Class”	Schedule B
“U.S. Leave Employee”	Section 6.1(a)
“WIN”	Section 4.11(d)

Section 1.3 Rules of Construction. The following provisions shall be applied wherever appropriate herein: (a) “herein,” “hereby,” “hereunder,” “hereof” and other equivalent words shall refer to this Agreement as an entirety and not solely to the particular portion of this Agreement in which any such word is used; (b) all definitions set forth herein shall be deemed applicable whether the words defined are used herein in the singular or the plural; (c) wherever used herein, any pronoun or pronouns shall be deemed to include both the singular and plural and to cover all genders; (d) all accounting terms not specifically defined herein shall be construed in accordance with U.S. GAAP; (e) this Agreement and the other Transaction Documents shall be deemed to have been drafted by both the Company and the Buyer and neither this Agreement nor any other Transaction Document shall be construed against any party as the principal draftsperson hereof or thereof; (f) any references herein to a particular Section, Article, Exhibit or Schedule means a Section or Article of, or an Exhibit or Schedule to, this Agreement unless another agreement is specified; (g) all references or citations in this Agreement to statutes or regulations or statutory or regulatory provisions shall, when the context requires, be considered citations to such successor statutes, regulations, or provisions; (h) the Exhibits and Schedules attached hereto are incorporated herein by reference and shall be considered part of this Agreement; (i) the headings in this Agreement and the other Transaction Documents are for convenience of identification only and are not intended to describe, interpret, define or limit the scope, extent, or intent of the respective Transaction Documents or any provision hereof; (j) unless otherwise expressly provided, wherever the consent of any Person is required or permitted herein, such consent may be withheld in such Person’s sole and absolute discretion; (k) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (l) the word “dollar” and the symbol “$” refer to the lawful currency of the United States of America; (m) the phrase “ordinary course” or “ordinary course of business” shall be deemed to be followed by the phrase “consistent with past practice” and (n) any currency conversions made with respect to this Agreement, including with respect to the Disclosure Schedule, will be made at the applicable Monthly Average Exchange Rate.

ARTICLE II

TERMS OF THE TRANSACTION

Section 2.1 Transfer of Assets. On and subject to the terms and conditions of this Agreement, the Company shall, or shall cause the other Sellers, as applicable, to, sell, grant, convey, transfer, assign and deliver to the Buyer or, subject to Section 13.8, an Affiliate of the

Buyer, and the Buyer or, subject to Section 13.8, an Affiliate of the Buyer, shall purchase, acquire and accept from the Company or the other Sellers, as applicable, all of the Sellers’ (and their Affiliates’) respective right, title and interest in and to the following assets, properties and rights, as the same shall exist as of immediately prior to the applicable Closing, other than the Excluded Assets (collectively, the “Transferred Assets”), free and clear of all Liens (other than Permitted Liens):

(a) all tangible assets and properties and fixed assets, equipment, machinery, operating supplies, furniture, office equipment, data processing equipment, parts, computer equipment, computers, computer peripherals, and other items of personal property primarily used or primarily held for use in the Business (including any Business Plans) (collectively, the “Equipment”);

(b) the owned real property primarily used or primarily held for use in the Business (including the buildings, structures, fixtures and improvements located thereon), and the easements, rights of way, and all other interests therein, including the real property listed on Schedule 2.1(b) (collectively, the “Owned Real Property”);

(c) subject to the terms of Section 3.5, all leasehold interests, and all other rights and incidents of, and benefits accruing to the Sellers, in and to the leased real property that is currently, actively and primarily used or primarily held for use in the Business (including the buildings, structures, fixtures and improvements located thereon to the extent included pursuant to the terms of the respective lease), including the real property listed on Schedule 2.1(c) (collectively, the “Leased Real Property”);

(d) subject to the terms of Sections 3.5 and 6.1(a), all Contracts entered into by any Asset Seller or any Affiliate thereof (other than any Transferred Company), or by which any Transferred Asset is subject, that are primarily used in connection with or primarily related to the Business (including any Business Plans) (each, an “Assigned Contract”), including those Contracts listed on Schedule 4.11 other than those indicated thereon as not being Assigned Contracts;

(e) originals, or to the extent originals are not available by reason other than that such originals are Excluded Business Records, copies of all papers, sales and business files and records, property records, contract records, manufacturing, test and design records, product specifications, drawings, engineering, maintenance, operating and production records, supplier and customer lists and other accounting, financial and business records and documents to the extent primarily used in connection with or primarily related to the Business (including any Business Plans), whether maintained in electronic or physical form (collectively, the “Records”); provided that the Asset Sellers shall be entitled to retain copies of all such Records to the extent such Records are necessary for compliance with Laws or Tax purposes or are not used exclusively in the Business;

(f) subject to the terms of Section 3.5, to the extent transferable under applicable Law, all Permits (including applications for issuance or renewal thereof and application materials in process), if any, that are primarily used (or primarily held for use) in the Business (including any Business Plans) or in connection with or primarily related to the use of any of the Transferred Assets;

(g) the goodwill related to or associated with the Products, the use of the Trademarks included in the Transferred Assets, or the Business (including any Business Plans), and all going-concern value;

(h) all inventories of raw materials, work-in-process, finished goods, supplies, equipment, parts, labels and packaging (including rights and interests in goods in transit, consigned inventory, inventory sold on approval and rental inventory) and all returned products, samples and obsolete and non-saleable inventory, together with all other similar items of inventory, in each case used or held for use primarily in the Business (including any Business Plans) (collectively, the “Inventory”);

(i) Subject to Section 3.5, all Computer Software (other than any such Computer Software that falls within Section 2.2(b)) primarily used by (or primarily held for use in) or primarily related to the Business, including all Computer Software that is used exclusively through incorporation into the Products, but excluding non-exclusive licenses to non-customized Computer Software in object code form only that is generally commercially available to the public unless such Computer Software was licensed specifically by the Business;

(j) the FAME Transferred IP Assets;

(k) all Patents primarily acquired, developed or maintained by or for use in the Business, including the Patents set forth on Schedule 2.1(k);

(l) all Copyrights primarily used in (or primarily held for use in) or primarily related to the Business (including any Business Plans);

(m) all Trademarks primarily used in (or primarily held for use in) or primarily related to the Business (including any Business Plans), including the Trademarks and registrations set forth on Schedule 2.1(m)(1) and any rights in the unregistered Trademarks set forth on Schedule 2.1(m)(2), and the goodwill of the Business associated with all of the foregoing;

(n) all Trade Secrets primarily used in (or primarily held for use in) or primarily related to the Business (including any Business Plans);

(o) all Domain Names primarily used in (or primarily held for use in) or primarily related to the Business, including the Domain Names listed on Schedule 2.1(o) hereto and the right to sue for past, present and future infringement, misappropriation or other violation of any of the Intellectual Property Rights that are the subject of Sections 2.1(i) – (o) (all such Domain Names, together with the other the Intellectual Property Rights that are the subject of Sections 2.1(i) – (n), collectively, the “Transferred IP Assets”);

(p) subject to the terms of Section 3.5, to the extent transferable, all “U/L,” “CSA,” “CE” and other similar registrations, approvals, listings and filings of the Asset Sellers exclusively or primarily used in the Business (including any Business Plans);

(q) subject to the terms of Section 3.5, all rights and benefits of the credits, prepaid expenses and deposits reflected on any Final Closing Certificate that relate to any of the Assumed Contract Obligations (“Deposits”);

(r) subject to the terms of Section 3.5, to the extent transferable, all rights under express or implied warranties from suppliers or other Persons with respect to the Transferred Assets;

(s) all rights to and benefits of causes of action, choses in action, rights of recovery, rights of set-off of any kind, lawsuits, claims, bankruptcy claims or proofs of claims and demands of any nature (including any Liens or other rights to payment or to enforce payment) arising primarily in connection with the Business (including any Products manufactured, sold or delivered, or services provided, on or prior to the applicable Closing Date);

(t) all accounts receivable for Products sold or services rendered and all notes and other receivables, whether due from customers, vendors, suppliers or otherwise, that arise from the Business prior to the applicable Closing but excluding any right to the payment or repayment of VAT (collectively, the “Accounts Receivable”);

(u) the Shares;

(v) all rights in connection with, and the assets of, the Assumed Plans and any other employee benefits, employment, consulting, severance, salary, wages and similar arrangements that transfer to the Buyer or its Affiliates by operation of Law; and

(w) the properties, rights and assets listed on Schedule 2.1(w).

To the extent any of the foregoing assets, properties and rights are owned by a Transferred Company, such assets, properties and rights shall not be deemed to be Transferred Assets and will remain owned by such Transferred Company (and transferred to the Buyer indirectly as a result of the sale of the Shares to the Buyer as described herein).

Section 2.2 Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, the Transferred Assets shall not include any assets, properties or rights not described in Section 2.1(a) through Section 2.1(w), and, without limiting the foregoing, shall not include, and the Company and the other Sellers shall not sell, grant, convey, transfer, assign or deliver, and the Buyer shall not purchase, acquire or accept, any of the following assets, properties and rights of the Sellers whether or not used by the Business (collectively, the “Excluded Assets”), all of which assets and properties will be retained by the Company, the other Sellers or its or their Affiliates:

(a) all cash and cash equivalents, marketable securities or investments in other Persons (other than the Shares), and similar types of investments, intercompany loans, certificates of deposit or treasury bills, in each case, held by a Person other than a Transferred Company;

(b) except as listed on Schedule 2.1(w) all (i) corporate-wide or segment-wide information technology systems, properties and assets not exclusively used in the Business and (ii) systems, properties and assets managed by the corporate-wide information technology group of Harris and its Affiliates and not primarily related to the Business, including for the foregoing clauses (i) and (ii), management information systems and software, computer and communications systems and software and related third-party software, IP address spaces, voicemail, and messaging systems and related intellectual property rights and technology and assets, including the assets that will be utilized by the Company or its Affiliates in providing services to the Buyer under the Transition Services Agreement or the Manufacturing Agreement;

(c) all registered Trademarks and unregistered Trademarks not primarily used or held for use in the Business or set forth on Schedule 2.1(m)(1) or 2.1(m)(2), including the names and marks “Harris,” “Harris Corporation,” “Assured Communications” and any name, mark, or Domain Name derived from or including the foregoing, including all corporate symbols or logos incorporating “Harris,” “Harris Corporation” or “Assured Communications”;

(d) all Patents not primarily acquired, developed or maintained by or for use in the Business or set forth on Schedule 2.1(k);

(e) the FAME Retained IP Assets and all other Intellectual Property Rights of the Asset Sellers not included in the Transferred IP Assets;

(f) all rights in connection with, and assets of, Sellers’ Benefit Plans other than the Assumed Plans, any offer letters, employment or consulting agreements or similar agreements entered into by the Sellers or their Affiliates other than the Assumed Plans and any other employee benefit plan, program, policy or arrangement maintained or contributed to by the Sellers or their Affiliates other than the Assumed Plans;

(g) all insurance policies maintained by any Seller and all rights of action, lawsuits, claims, demands, rights of recovery and set-off, and proceeds, under or with respect to such insurance policies;

(h) all Excluded Business Records;

(i) any rights to any refunds, and any deposits of the Sellers with any Governmental Body, relating to Taxes that constitute Excluded Liabilities described in Section 2.4(a) and any rights to operating losses of any Asset Seller;

(j) except as provided in Section 2.1(w), all assets, properties and rights of the Company, the other Sellers or any of their respective predecessor companies or businesses, or any of their Affiliates, Subsidiaries or divisions, that are not primarily used or primarily held for use in the Business (including any Business Plans); and

(k) the properties, rights and assets listed on Schedule 2.2(k).

For the avoidance of doubt, subject to Sections 7.6, 7.7 and 7.9, none of the assets, properties and rights owned by the Transferred Companies shall be deemed to be Excluded Assets.

Section 2.3 Assumption of Liabilities. On and subject to the terms and conditions of this Agreement (including the representations and warranties and indemnification provisions set forth herein), effective from and after the applicable Closing, the Buyer shall assume and agree to pay, honor, perform and discharge when due all Liabilities arising out of or relating to the Transferred Assets or the Business (including any Business Plans), other than the Excluded

Liabilities (collectively, the “Assumed Liabilities”), including, subject to Section 2.4, the following:

(a) all Liabilities to the extent resulting from, arising out of, or relating to (i) the Assumed Contract Obligations and Intellectual Property Rights included in the Transferred Assets (other than the FAME Retained IP Assets) and (ii) the Real Property, including any Environmental Liabilities arising prior to, on or after the Initial Closing, with respect to (x) contamination by Hazardous Substances on, under or migrating to or from the Real Property, or (y) any failure to be in compliance with Environmental Permits or Environmental Laws in connection with the operation of the Business at any Real Property;

(b) all Liabilities to the extent resulting from, arising out of, or relating to the operation of the Business (including any Business Plans) or the ownership of the Transferred Assets (including the Actions set forth on Schedule 4.8), arising prior to, on or after the Initial Closing;

(c) all Liabilities of the Transferred Companies;

(d) all Liabilities to the extent resulting from, arising out of or relating to Products sold, distributed or otherwise disposed of, or services provided, at any time before, on or after the Closing Dates, including (i) all Liabilities and claims resulting from, arising out of or relating to refunds, repairs, replacements or other obligations under any product or services warranty, (ii) all Product Liability Claims and (iii) all Product Recall Liabilities;

(e) all Liabilities to the extent related to Inventories in the possession of distributors and sales agents;

(f) other than the Excluded Employee Liabilities, all Liabilities under or with respect to the Assumed Plans (it being understood that, with respect to Automatically Transferred Plans, solely to the extent such Liabilities relate to any Transferred Employees);

(g) (i) all Liabilities for which the Buyer or its Affiliates bear responsibility or Liability as provided in Article VI and (ii) other than the Excluded Employee Liabilities, all Liabilities under or with respect to employee benefits, employment, consulting, severance, salary, wages and similar arrangements for which the Buyer or its Affiliates bear responsibility or Liability by operation of applicable Law (for the avoidance of doubt, including such Liabilities of the Transferred Companies); and

(h) all Liabilities relating or with respect to current and former employees of the Business, but only to the extent such Liabilities relate to such individual’s employment by, or termination of employment from, the Company or any of its Affiliates, including with respect to any lawsuit, action, claim, investigation, proceeding, arbitration, Order, inquiry or other claim by or on behalf of or with respect to any current or former employees of the Business, except (i) the Excluded Employee Liabilities and (ii) any Liabilities relating or with respect to any “employee benefit plan” as defined in Section 3(3) of ERISA (and comparable arrangements outside of the United States), to the extent that (A) such plan or arrangement is not an Assumed Plan or (B) the Buyer has not assumed such Liability pursuant to Article VI or by operation of applicable Law.

Section 2.4 Excluded Liabilities. The Buyer shall not assume or in any way be responsible for the following Liabilities of the Sellers or any of their respective Affiliates (such Liabilities, collectively, the “Excluded Liabilities”), all of which Liabilities will be retained by the Company, the other Sellers or its or their Affiliates:

(a) all Excluded Taxes;

(b) all Liabilities resulting from or arising out of the Excluded Assets;

(c) the Excluded Employee Liabilities, and except as set forth in Section 2.3(f), (g) or (h), all Liabilities under or with respect to the Sellers’ Benefit Plans and any other employee benefits arrangements, including without limitation, the UK Pension Plan;

(d) all Liabilities resulting from or arising out of Indebtedness owing by any of the Transferred Companies, on the one hand, to any Seller or Affiliate of a Seller (other than the Transferred Companies), on the other hand;

(e) all Pre-Closing Environmental Excluded Liabilities;

(f) all Liabilities of the Company, the other Sellers, the Transferred Companies or any of their respective predecessor companies or businesses, or any of their Affiliates, Subsidiaries or divisions, to the extent resulting from or arising out of the present, past or future operations or conduct of any former, present or future business of the Company and its Subsidiaries and Affiliates, other than the former, present or future operations of the Business; and

(g) all Liabilities described on Schedule 2.4(h).

ARTICLE III

THE PURCHASE PRICE; CLOSINGS

Section 3.1 Purchase Price.

(a) On and subject to the terms and conditions of this Agreement, in consideration for the sale, grant, conveyance, transfer, assignment and delivery of the Transferred Assets, the Buyer shall pay, or cause to be paid, to the Company, and one or more of the other Sellers as directed by the Company and in accordance with the allocations set forth in Schedule 3.8, an aggregate amount (the “Unadjusted Purchase Price”) equal to:

(i) $175,000,000;

(ii) plus, the Estimated Cash;

(iii) minus, the Estimated Indebtedness;

(iv) minus, the amount, if any, by which Estimated Working Capital is less than the Target Working Capital; and

(v) plus, the amount, if any, by which Estimated Working Capital is greater than the Target Working Capital.

The Unadjusted Purchase Price shall be subject to adjustment after the Initial Closing Date as set forth in Section 3.3. The Unadjusted Purchase Price, plus or minus the adjustment amounts determined pursuant to Section 3.3 shall be the “Purchase Price.”

(b) No later than five Business Days prior to the Initial Closing Date, the Company will prepare and deliver to the Buyer (i) a certificate duly executed by an officer of the Company setting forth the Company’s itemized good faith calculation of (A) Closing Working Capital prepared in accordance with U.S. GAAP and, to the extent consistent with U.S. GAAP, the accounting principles and methodologies followed by the Company in its preparation of the Combined Balance Sheet (collectively, the “Accounting Principles”) (such estimate, “Estimated Working Capital”), (B) Cash (such estimate, “Estimated Cash”), (C) Closing Indebtedness (such estimate, “Estimated Indebtedness“), which certificate shall state that each such amount was determined by the Company in good faith in accordance with the Accounting Principles, and (D) the Company’s calculation of the Unadjusted Purchase Price in accordance with Section 3.1(a) as a result of the estimates described in the foregoing clauses (A) through (C), and (ii) work sheets and other reasonable supporting documentation showing the calculation of such estimates. Any currency conversions made in preparation of the foregoing will be made at the Monthly Average Exchange Rate as of the Initial Closing Date.

Section 3.2 The Closings.

(a) The Initial Closing. On and subject to the terms and conditions set forth herein, the closing of the sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities and the other Contemplated Transactions with respect to the Material Asset Classes and each other Asset Class for which the Subsequent Closing Conditions have been satisfied as of the Initial Closing Date (the “Initial Closing”) shall be held at the offices of the Company, 1025 West NASA Boulevard, Melbourne, Florida 32919, or at such other place or places as the parties may agree at 11:00 A.M., Florida time, on the date that is the later of (i) the earlier of (x) February 4, 2013 and (y) the date on which the Buyer delivers written notice to the Company waiving this clause (i), and (ii) the third Business Day after the applicable conditions set forth in Section 8.1 and Section 9.1 (the “Initial Closing Conditions”) are satisfied or otherwise waived (other than those conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver of such conditions), or such other time and date as may be mutually approved by the parties (the date of the Initial Closing, the “Initial Closing Date”). The parties shall promptly notify each other in writing of the satisfaction or waiver of the Initial Closing Conditions and such notice shall specify any Subsequent Closing Conditions that are not satisfied at such time and which Asset Classes will accordingly be deemed to be Remaining Asset Classes pursuant to Section 3.2(b). All transactions contemplated hereunder to occur on the Initial Closing Date shall be deemed to have occurred simultaneously at 12:01 a.m. on the Initial Closing Date.

(b) Effect of Partial Closing. If, at the time of the Initial Closing, the applicable conditions set forth in Section 8.2 and Section 9.2 (the “Subsequent Closing Conditions”) have not been satisfied with respect to all of the Asset Classes, then: (i) the parties shall consummate at the Initial Closing the closing of (A) the sale and purchase of the Transferred Assets, (B) the assumption of the Assumed Liabilities and (C) the other Contemplated Transactions, each with respect to the Material Asset Classes and such other Asset Classes for which the Subsequent Closing Conditions have been satisfied; (ii) the parties shall continue to seek to satisfy the Subsequent Closing Conditions with respect to all remaining Asset Classes (collectively, the “Remaining Asset Classes”); and (iii) the parties shall effect one or more subsequent closings (each, a “Subsequent Closing” and together with the Initial Closing, the “Closings” and any one of them a “Closing”) for the Remaining Asset Classes in accordance with Section 3.2(c).

(c) Subsequent Closings. As and when the Subsequent Closing Conditions are satisfied or waived by the parties after the Initial Closing with respect to any Remaining Asset Class (other than those conditions that by their terms are to be satisfied at the Subsequent Closing, but subject to the satisfaction or waiver of such conditions), then on the fifth Business Day thereafter or such other date as may be mutually approved by the parties, the Company shall, or shall cause the other Sellers to, sell, grant, convey, transfer, assign and deliver to the Buyer legal title to the Transferred Assets with respect to such Remaining Asset Class for which the Subsequent Closing Conditions have been satisfied or waived. The parties shall promptly notify each other in writing of the satisfaction or waiver of such Subsequent Closing Conditions. The date on which any Subsequent Closing occurs is referred to herein as a “Subsequent Closing Date.” The Subsequent Closing with respect to the last Remaining Asset Class for which the Subsequent Closing Conditions have been satisfied or waived shall be known as the “Final Closing.” The time and date of the Final Closing is herein called the “Final Closing Date.” All transactions contemplated hereunder to occur on any given Subsequent Closing Date shall be deemed to have occurred simultaneously at 12:01 a.m. on such Subsequent Closing Date.

(d) Remaining Asset Classes.

(i) Unless precluded by applicable Law, beneficial ownership to the Remaining Asset Classes shall vest with the Buyer on the Initial Closing Date and remain with the Buyer until legal ownership vests with the Buyer, subject to Section 3.2(d)(ix). As of the Initial Closing Date, legal title to and possession of the Remaining Asset Classes shall remain with the applicable Seller until a transfer of the Remaining Asset Classes can be implemented as described herein.

(ii) The Company and the Buyer each shall use commercially reasonable efforts to satisfy all Subsequent Closing Conditions for the Remaining Asset Classes and complete the Subsequent Closings therefor as soon as possible after the Initial Closing. Subject to Section 13.1, each of the parties shall bear its own costs and expenses in connection therewith without the requirement of payment of any further consideration.

(iii) The Company and the Buyer further acknowledge that under applicable Law in certain jurisdictions, the Buyer may not be permitted to market or sell the Products or provide the services of the Business until such time as one or more of the Subsequent Closing Conditions have been satisfied.

(iv) As to each Remaining Asset Class, the “Transition Period” shall, subject to Section 3.2(d)(ix), be the period from the Initial Closing Date until the earlier of (A)

the date of the Subsequent Closing with respect to such Remaining Asset Class or (B) the second anniversary of the Initial Closing Date.

(v) For the duration of the Transition Period for each Remaining Asset Class, the applicable Asset Sellers and/or Transferred Companies shall (i) continue to operate the Business (including any Business Plans) in the ordinary course and consistent with past practice, subject to and consistent with Section 7.5, (ii) reasonably cooperate in any arrangement, reasonable and lawful as to the Buyer and the applicable Asset Sellers and/or Transferred Companies, designed to provide to the Buyer or its Subsidiaries the benefits arising under such Remaining Asset Class, including consulting with the Buyer as to the operation of such Remaining Asset Class and accepting and following such reasonable direction as the Buyer shall provide, and (iii) use commercially reasonable efforts to enforce at the Buyer’s reasonable request, or allow the Buyer and its Affiliates to enforce in a commercially reasonable manner, any rights of the applicable Asset Seller or Transferred Company with respect to such Remaining Asset Class; provided that none of the Company, the Asset Sellers or the Transferred Companies will have any obligation to solicit customers or potential customers, enter into new customer agreements, renew customer agreements, accept new purchase orders or otherwise attempt to grow or maintain the Business, except in each case as specifically directed by the Buyer (in which case, the Company, the Asset Sellers or the Transferred Companies, as applicable, shall have such obligation); provided, further, that the Buyer, at the Buyer’s cost and expense shall provide, or arrange for such liquidity and working capital as may be necessary to enable the applicable Asset Sellers and the Transferred Companies to operate the Business with respect to the Remaining Asset Class(es) during the Transition Period. Notwithstanding anything to the contrary herein, other than with respect to Excluded Liabilities, the Sellers shall have no obligation to fund any Liabilities of the Business following the Initial Closing other than from the proceeds of any financing provided by the Buyer and any revenues generated by the Business (including any Business Plans) with respect to the Remaining Asset Class(es) during the Transition Period.

(vi) For the duration of the Transition Period for each Remaining Asset Class, with respect to the Remaining Asset Class(es), all profits and Damages of the Business shall be solely for the account of the Buyer, and the Buyer shall be solely responsible for all Damages, costs and expenses (including Taxes (as adjusted pursuant to any Buyer Reconciliation Period Tax Calculation)) of the Business during such period and shall bear all Liabilities (including Taxes (as adjusted pursuant to any Buyer Reconciliation Period Tax Calculation)) of the Business and all Damages incurred by Sellers, the Transferred Companies or their Affiliates in the operation of the Business or otherwise arising as a result of, or in connection with, the continued ownership by Sellers of the Transferred Assets and the operation of the Business after the Initial Closing (including those arising as a result of, or in connection with, the performance of the Sellers’ and their Affiliates’ obligations under this Section 3.2(d)), in each case, other than as provided in Section 11.1 or with respect to the treatment of Excluded Liabilities hereunder. Following the Initial Closing, the Company and the Buyer shall, for each three month period following the Initial Closing through the Final Closing and for any shorter period between the last full three month period and the Final Closing (each such period a “Reconciliation Period”), reconcile the net revenue of the Business as contemplated by Exhibit V (each a

“Reconciliation Calculation”). Promptly following the Final Closing and the determination of the final Reconciliation Report for the last Reconciliation Period pursuant to Section 3.2(d)(vii) or 3.2(d)(viii), the Company or the Buyer, as the case may be, shall make, or cause to be made by the appropriate Affiliate thereof, a reconciliation payment to the other, or its appropriate Affiliate, with respect to the net revenue for the period from the Initial Closing through the Final Closing (the “Reconciliation Payment”) based on the final Reconciliation Reports as determined pursuant to Section 3.2(d)(vii) or 3.2(d)(viii) for each Reconciliation Period as may be necessary to ensure the Buyer is placed in the same after-tax economic position as if the Transferred Assets and Assumed Liabilities had been transferred to the Buyer or its Affiliates on the Initial Closing Date and that the Sellers have not benefited from any profits or otherwise nor, subject to Section 11.1 and the treatment of Excluded Liabilities herein, suffered any Damages in connection with the operation of the Business during the period from the Initial Closing through the Final Closing. Any Reconciliation Payment payable by the Sellers to the Buyer or its Affiliates shall be payable only from cash arising out of the operation of the Business with respect to the Remaining Asset Class(es) after the Initial Closing and through the Final Closing. Any profits of the Business included in any Reconciliation Calculation shall be without duplication of any amounts paid or payable pursuant to Section 3.5 by a Seller to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) with respect to the benefits of any Non-assignable Asset. The Reconciliation Calculations shall initially be prepared by the Company using the actual Tax liabilities incurred by the Sellers with respect to each Remaining Asset Class during the applicable Reconciliation Period (the “Seller Reconciliation Period Tax Calculation”), and details of such Tax liabilities shall be included on each Reconciliation Report. Notwithstanding anything to the contrary in this Agreement, the Reconciliation Calculations shall be adjusted so as to use the Tax liabilities that would have been incurred by the Buyer and its Affiliates with respect to each Remaining Asset Class during the applicable Reconciliation Period (assuming for purposes of such Reconciliation Calculation that the Remaining Asset Classes were transferred to the Buyer or any of its Affiliates on the Initial Closing Date) (the “Buyer Reconciliation Period Tax Calculation”), instead of the Seller Reconciliation Tax Period Calculation set forth in the Reconciliation Calculation initially prepared by the Company in the event that Buyer provides such Buyer Reconciliation Period Tax Calculation, together with supporting information reasonably necessary to confirm such calculation, to the Company in a notice of dispute pursuant to Section 3.2(d)(vii).

(vii) The Company shall prepare each Reconciliation Calculation for each Reconciliation Period in accordance with Exhibit V (a “Reconciliation Report”). The Company shall provide the Buyer with each Reconciliation Report as promptly as possible after the applicable Reconciliation Period but not later than 30 calendar days thereafter. Within the 30 calendar day period following receipt of each Reconciliation Report, the Buyer shall have the right to dispute the amounts set forth therein, as set forth in Section 3.2(d)(viii), by delivery to the Company of a notice setting forth, in reasonable detail, each disputed item or amount (if then determinable) and the basis for the Buyer’s disagreement therewith, together with, if applicable, supporting calculations. If no such notice is received by the Company on or prior to the end of such 30 calendar day period, or if the Buyer notifies the Company in writing that it accepts such Reconciliation Report as prepared by the Company, such Reconciliation Report shall become final and binding, and the Buyer shall be barred from disputing the portion of the Reconciliation Payment Report corresponding to such Reconciliation Report. The Company shall prepare the calculation of the Reconciliation Payment which shall be a summation on the final Reconciliation Reports for each Reconciliation Period (the “Reconciliation Payment Report”). The Company shall provide the Buyer with the Reconciliation Payment Report within five Business Days of the final determination of the Reconciliation Report for the last Reconciliation Period. Within the five Business Day period following receipt of the Reconciliation Payment Report, the Buyer shall have the right to dispute the Reconciliation Payment solely in the event that the Reconciliation Payment Report differs from the sum of the final Reconciliation Reports. If the Buyer does not dispute the Reconciliation Payment Report within such five Business Day period, such report shall become final and binding, and, the Company or the Buyer, as the case may be, shall immediately thereafter deliver, or cause to be delivered, the Reconciliation Payment.

(viii) Within 30 calendar days after the Company’s receipt of a timely dispute notice pursuant to Section 3.2(d)(vii), unless the matters in such notice have otherwise been resolved by mutual agreement of the Buyer and the Company, the Buyer and the Company shall jointly retain the Accountant to resolve the issues set forth in such notice; provided, however, that notwithstanding the foregoing if any such determination of any specific disputed item is more favorable to the Company than the related amount specified by the Company in the Reconciliation Report, or more favorable to the Buyer than any related amount specified by the Buyer in the dispute notice, then such specific disputed item shall be deemed to be such related amount specified by the Company or the Buyer, as applicable, for all purposes of this Agreement. The Accountant shall conduct such review of the Reconciliation Report that are the subject of such notice, such notice and any supporting documentation as the Accountant in its sole discretion deems necessary, but shall be limited to resolving the specific remaining disputes submitted to the Accountant, and the Accountant shall conduct such hearings or hear such presentations by the parties as the Accountant in its sole discretion deems necessary. The Accountant shall, as promptly as practicable and in no event later than 30 calendar days following its engagement by the Buyer and the Company to resolve such dispute, deliver to the Buyer and the Company a written report, in which the Accountant shall resolve only the specific remaining disputes submitted to the Accountant and shall determine, on that basis, the appropriate amounts in the Reconciliation Report. Such report shall set forth, in reasonable detail, the Accountant’s determination with respect to each of the disputed items or amounts specified in such notice, and the revisions, if any, to be made to the Reconciliation Report that are the subject of such notice, together with supporting calculations. Such Reconciliation Report, as so adjusted by the Accountant, shall be final and binding on the parties, absent arithmetical error, and shall be deemed a final arbitration award that is enforceable against each of the parties hereto in any court of competent jurisdiction. The cost of such review and report shall be borne by the party against whom the disagreement is resolved as determined by the Accountant; provided, however, that if the resolution favors both parties or does not favor either party, such costs shall be borne pro rata by the Company and the Buyer in proportion to the extent the disagreement is resolved against a particular party as determined by the Accountant.

Upon the resolution of the disputes the Company and the Buyer, as the case may be, shall immediately thereafter deliver, or cause to be delivered, the Reconciliation Payment.

(ix) With respect to any Remaining Asset Class, in the event that a Subsequent Closing does not occur within one year from the Initial Closing Date because applicable Law or a non-appealable Order entered by a Governmental Body of competent jurisdiction prohibits such Subsequent Closing from occurring with respect to such Remaining Asset Class (without the reasonable possibility of obtaining a consent or relief for such Law or non-appealable Order), each of the Buyer and the Company may, each in its sole discretion, by written notice to the other party, elect to terminate the Transition Period with respect to such Remaining Asset Class (such election to terminate, a “Termination Option”); provided that such party electing to exercise a Termination Option has complied with its obligations under this Agreement to achieve a Subsequent Closing with respect to such Remaining Asset Class. With respect to any Remaining Asset Class, in the event that a Subsequent Closing does not occur within two years from the Initial Closing Date, (A) each of the Buyer and the Company may, each in its sole discretion, by written notice to the other party, exercise a Termination Option or (B) the Buyer and the Company may mutually agree, in writing, to (I) extend the Transition Period for such Remaining Asset Class until the earlier of the date each Subsequent Closing Condition for such Remaining Asset Class has been satisfied or either party thereafter exercises a Termination Option, or (II) notwithstanding the conditions set forth in Article VIII and Article IX, cause the Final Closing to occur for all Remaining Asset Classes. With respect to any Remaining Asset Class, at any time prior to a Subsequent Closing the parties may agree in writing to terminate the Transition Period with respect to such Remaining Asset Class. Upon such agreement to terminate the Transition Period or upon either party’s exercise of a Termination Option, (x) the beneficial ownership of the applicable Remaining Asset Class(es) shall revert to the applicable Seller, and the Buyer and its Affiliates will have no further rights to the profits of and no further obligations with respect to the Business with respect to such Remaining Asset Class(es), (y) subject to the next sentence, the Sellers and their respective Affiliates shall have no further responsibility, obligation or liability to the Buyer with respect to such Remaining Asset Class(es) and (z) the Company and the Sellers may dispose of such Remaining Asset Class(es) in any manner, including by sale to a third party, at their sole discretion. So long as the Buyer has complied with its obligations under this Agreement to achieve a Subsequent Closing with respect to a Remaining Asset Class, in the event that the parties agree to terminate the corresponding Transition Period or upon either party’s exercise of a Termination Option, the Company shall promptly (and in any event within five Business Days) pay, or cause to be paid, to the Buyer, by wire transfer of immediately available funds to the account(s) designated by the Buyer, the portion of the Purchase Price allocated to the applicable Remaining Asset Class (consistent with the allocations made in accordance with Section 3.8), reduced by any Reconciliation Payments made by the Company or caused by the Company to be made in respect to such Remaining Asset Class and increased by any Reconciliation Payments made by the Buyer or caused by the Buyer to be made in respect of such Remaining Asset Class.

Section 3.3 Purchase Price Adjustment. (a) Within 90 calendar days after the Initial Closing Date, the Company will in good faith prepare and deliver to the Buyer a certificate setting forth the Company’s itemized good faith calculation of (i) Closing Working Capital (prepared in accordance with the Accounting Principles), (ii) Cash, (iii) Closing Indebtedness, and (iv) the amount of the adjustment(s), if any, calculated in accordance with this Section 3.3 (the “Closing Certificate”). Any currency conversions made in preparation of the foregoing will be made at the Monthly Average Exchange Rate as of the Initial Closing Date.

(b) The Buyer shall have 90 calendar days from the date on which the Closing Certificate is delivered to it to review such documents, books and accounting records used to prepare the Closing Certificate as may be reasonably requested by the Buyer. If the Buyer in good faith disagrees in any respect with any item or amount shown or reflected in the Closing Certificate it may, within such 90-day period, deliver to the Company a notice setting forth, in reasonable detail, each disputed item or amount and the basis for the Buyer’s disagreement therewith, together with, if applicable, supporting calculations (the “Dispute Notice”). If no Dispute Notice is received by the Company on or prior to the end of such 90 calendar day period, or if the Buyer notifies the Company in writing that it accepts such Closing Certificate as prepared by the Company, such Closing Certificate shall become final and binding and shall be the “Final Closing Certificate”.

(c) Within 30 calendar days after the Company’s receipt of a timely Dispute Notice, unless the matters in the Dispute Notice have otherwise been resolved by mutual agreement of the Buyer and the Company, the Buyer and the Company shall jointly retain Grant Thornton (the “Accountant”) to resolve the issues set forth in the Dispute Notice. If Grant Thornton does not agree to be the Accountant, the Buyer and the Company shall mutually agree upon and jointly retain another independent accounting firm of national reputation. In such case, if the Buyer and the Company cannot agree on the accounting firm to be retained, each shall submit the names of two firms (provided that no such firm has a conflict of interest). Each of the Buyer and the Company may strike the name of one of the two names submitted by the other and the Accountant shall be selected by lot from the remaining firms. The Accountant shall conduct such review of the Closing Certificate, the Dispute Notice and any supporting documentation as the Accountant in its sole discretion deems necessary, but shall be limited to resolving the specific remaining disputes submitted to the Accountant, and the Accountant shall conduct such hearings or hear such presentations by the parties as the Accountant in its sole discretion deems necessary.

(d) The Accountant shall, as promptly as practicable and in no event later than 30 calendar days following its retention by the Buyer and the Company, deliver to the Buyer and the Company a written report (the “Adjustment Report”), in which the Accountant shall resolve only the specific remaining disputes submitted to the Accountant and shall determine, on that basis, the appropriate Closing Working Capital, Cash, Closing Indebtedness and any adjustment that, in each case, are the subject of a Dispute Notice; provided, however, that notwithstanding the foregoing if any such determination of any specific disputed item is more favorable to the Company than the related amount specified by the Company in the Closing Certificate, or more favorable to the Buyer than any related amount specified by the Buyer in the Dispute Notice, then such specific disputed item shall be deemed to be such related amount specified by the Company or the Buyer, as applicable, for all purposes of this Agreement. The Adjustment Report shall set forth, in reasonable detail, the Accountant’s determination with respect to each of the disputed items or amounts specified in such Dispute Notice, and the revisions, if any, to be made to the Closing Certificate, together with supporting calculations. The Closing Certificate, as so adjusted by the Accountant, shall be the Final Closing Certificate. The Adjustment Report shall be final and binding on the parties, absent arithmetical error, and shall be deemed a final arbitration award that is enforceable against each of the parties hereto in any court of competent jurisdiction. The cost of such review and report shall be borne by the party against whom the disagreement is resolved as determined by the Accountant; provided, however, that if the resolution favors both parties or does not favor either party, such costs shall be borne pro rata by the Company and the Buyer in proportion to the extent the disagreement is resolved against a particular party as determined by the Accountant.

(e) The “Adjustment Amount,” which may be positive or negative, shall mean (i) the Final Closing Working Capital minus the Estimated Working Capital, plus (ii) the Estimated Indebtedness minus the Final Closing Indebtedness, plus (iii) the Final Cash minus the Estimated Cash.

(f) If (i) the Adjustment Amount is a positive number, then the Buyer shall pay the Adjustment Amount within five Business Days of the Determination Date by wire transfer of immediately available funds to the account designated in writing by the Company; and (ii) the Adjustment Amount is a negative number, then the Company shall pay to the Buyer the absolute value of the Adjustment Amount within five Business Days of the Determination Date by wire transfer of immediately available funds to the account designated in writing by the Buyer. Any such payment shall be allocated among and made by and to the applicable Persons that transferred and received the applicable Transferred Assets or portions thereof (the applicable Seller and the Buyer or any applicable permitted assignee of the Buyer). The amount of any payment to be made pursuant to this Section 3.3 shall bear interest from and including the Initial Closing Date to, but excluding the date of payment, at a rate per annum equal to the Applicable Rate. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days for which such interest is due.

(g) All matters that are the subject of a Dispute Notice shall be conclusively settled between the parties for all purposes of this Agreement (including Section 11.1) pursuant to this Section 3.3, and no claim may thereafter be brought under any other provision of this Agreement (including Section 11.1) with respect to such matters.

Section 3.4 Deliveries at the Closings.

(a) Initial Closing Deliveries by the Company. At or prior to the Initial Closing, the Company shall execute and deliver, or shall cause to be executed and delivered, to the Buyer the following, as applicable:

(i) a certificate executed by the Secretary or Assistant Secretary of the Company certifying as of the Initial Closing that attached thereto are true and complete copies of resolutions of the Company’s Board of Directors authorizing the execution, delivery and performance of this Agreement and consummation of the Contemplated Transactions, which resolutions have not been modified, rescinded or revoked;

(ii) the Transaction Documents (other than Local Transfer Documents, which are included in subsection (b) below to the extent applicable) to which a Seller is a party, duly executed by such Seller;

(iii) a duly executed affidavit from the Company and each other Seller that transfers a U.S. real property interest within the meaning of Section 897(c) of the Code, certifying that the Company and each such Seller is not a foreign person as defined in Section 1445 of the Code, in accordance with Treasury Regulation Section 1.1445-2(b)(2) and in a form reasonably acceptable to the Buyer; and

(iv) a certificate executed by an officer of the Company certifying as of the Initial Closing that the Canadian Pre-Closing Reorganization has been completed in accordance with Section 7.7.

(b) Closing Deliveries by the Company. At or prior to each Closing, the Company shall execute and deliver, or shall cause to be executed and delivered, to the Buyer the following, as applicable:

(i) the Local Transfer Documents applicable to the Transferred Assets to be transferred in connection with such Closing, to which a Seller is a party, duly executed by such Seller;

(ii) to the extent the Shares are certificated, stock certificates (or local legal equivalent) evidencing the Shares to be transferred in connection with such Closing by each applicable Stock Seller, duly endorsed in blank, or accompanied by stock powers duly executed in blank;

(iii) written resignations of all directors and officers of the Transferred Companies included in the Asset Class subject to such Closing; and

(iv) validly executed state and local resale or exemption certificates reasonably required from a Seller to claim any available exemptions from sales and use, transfer, documentary or other Taxes otherwise payable in connection with the Transferred Assets to be transferred in connection with such Closing.

(c) Initial Closing Deliveries by the Buyer. At or prior to the Initial Closing, the Buyer shall execute and deliver, or shall cause to be executed and delivered, to the Company the following:

(i) the Unadjusted Purchase Price, by wire transfer of immediately available funds in U.S. dollars to one or more accounts of the Company and one or more other Sellers, as the Company may direct, designated at least two Business Days prior to the Initial Closing Date; provided, that $15,000,000 of the Unadjusted Purchase Price shall be satisfied by the Buyer’s delivery of a promissory note issued by the Buyer in favor of the Company in the principal amount of $15,000,000 in the form of Exhibit E attached hereto (the “Promissory Note”);

(ii) a certificate executed by the Secretary or Assistant Secretary of the Buyer certifying that attached thereto are true and complete copies of resolutions of the Buyer’s Board of Directors authorizing the execution, delivery and performance of this Agreement and the consummation of the Contemplated Transactions, which resolutions have not been modified, rescinded or revoked; and

(iii) the Transaction Documents (other than Local Transfer Documents, which are included in subsection (d) below to the extent applicable) to which the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) is a party, duly executed by the Buyer (or such Affiliate of Buyer).

(d) Closing Deliveries by the Buyer. At or prior to each Closing, the Buyer shall execute and deliver, or shall cause to be executed and delivered, to the Company the following:

(i) the Local Transfer Documents applicable to the Transferred Assets to be transferred in connection with such Closing, to which the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) is a party, duly executed by the Buyer (or such Affiliate of Buyer); and

(ii) validly executed state and local resale or exemption certificates reasonably required from the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) to claim any available exemptions from sales and use, transfer, documentary or other Taxes otherwise payable in connection with the Transferred Assets to be transferred in connection with such Closing.

Section 3.5 Consents of Third Parties. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any Transferred Asset that is not held by a Transferred Company (other than any Transferred Company within a Remaining Asset Class for so long as such Asset Class remains a Remaining Asset Class) or any claim or right or any benefit arising thereunder or resulting therefrom if any assignment or transfer or attempt to make such an assignment or transfer is not permitted without the consent, approval or waiver of, or notice to, a third party or would constitute a breach or violation thereof or affect adversely the rights of the Buyer or the applicable Seller thereunder (any assets so described, the “Non-assignable Assets”). The Company and Buyer shall use their commercially reasonable efforts (including the dedication of resources thereto, but without any obligation to expend money, commence litigation or offer or grant any financial or other accommodation to any third party) to obtain the consent, approval or waiver of, or provide the required notice to, such third parties to or of the assignment to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) of any Transferred Asset or any claim or right or any benefit arising thereunder or otherwise transfer the rights and benefits of any Non-assignable Asset to the Buyer or, subject to Section 13.8, an Affiliate of the Buyer, including, in the case of any non-transferable Permits, to cause the applicable Governmental Body to issue a new Permit to the Buyer or its Affiliate in place of such non-transferable Permit. If such consent, approval or waiver is not obtained, or such notice is not made, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of the Company, any Seller or any of its or their Affiliates thereunder so that the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) would not in fact receive all such rights, or if such asset is not transferable under applicable Law with or without such consent, approval, waiver or notice, the Company and the

Buyer will use their commercially reasonable efforts (but without any obligation to expend money, commence litigation or offer or grant any financial or other accommodation to any third party) to enter into a mutually agreeable arrangement under which the Buyer would assume the obligations and the applicable Seller would provide to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) the benefits of any Non-assignable Asset, including sub-contracting, sub-licensing, or sub-leasing to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer), or under which the applicable Seller would enforce for the benefit of the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer), with the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) assuming such Seller’s obligations under such Non-assignable Asset, any and all rights of such Seller against a third party thereto. In connection with any such arrangement, the Buyer shall reimburse the Company, the applicable Seller and each of their applicable Affiliates for any reasonable and documented out-of-pocket costs and expenses actually incurred by the Company, the applicable Seller and each of their applicable Affiliates in connection with the performance of any mutually agreeable arrangement or that otherwise would have been incurred by the Buyer or its Affiliates had such Non-assignable Asset been assigned, transferred or conveyed as contemplated by this Agreement (such costs and expenses, the “Alternative Arrangement Costs”). The applicable Seller will promptly pay to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) when received all monies received, after offsetting applicable Alternative Arrangement Costs owed but not yet paid by the Buyer or its Affiliates, by such Seller or its Affiliates under such Non-assignable Asset or any claim or right or any benefit arising thereunder.

Section 3.6 Further Assurances; Wrong Pockets.

(a) From time to time, pursuant to the request of a party delivered to the other party after a Closing Date, and without further consideration other than the other party’s out-of-pocket expenses, such party shall execute, deliver and acknowledge such other instruments and documents of conveyance and transfer or assumption and shall take such other actions and shall execute and deliver such other documents, certifications and further assurances as the other party reasonably may request in order to vest and confirm more effectively in the Buyer title to or to put the Buyer more fully in legal possession of, or to enable the Buyer to use, any of the Transferred Assets, or to enable the Buyer to complete, perform or discharge any of the Assumed Liabilities and to release the Sellers of the Assumed Liabilities or otherwise enable the parties to carry out the purposes and intent of this Agreement.

(b) To the extent that right, title or interest to any Excluded Asset, is acquired by the Buyer or any assignee of the Buyer under this Agreement the Buyer agrees to, or cause any applicable assignee of the Buyer to, promptly transfer any such asset, property or right for nominal consideration to such Seller or Affiliate of the Company as the Company may specify. The Sellers shall be responsible for reasonable out-of-pocket expenses incurred by the Buyer or its Affiliates in connection with the transfer contemplated by this Section 3.6(b).

Section 3.7 Performance of Assigned Contracts. To the extent that an Assigned Contract is not novated in connection with a Closing, the Buyer and the Sellers shall use commercially reasonable efforts to enter into novation agreements or to otherwise have the Asset Sellers be released from all obligations under such Assigned Contracts. With respect to any Sold Company included in a Closing which is the transferee, from a Seller or an Affiliate thereof, of assets, properties or rights used in connection with the Business for which such transfer was made to facilitate the Contemplated Transactions, the Buyer shall use commercially reasonable efforts to enter into novation agreements or to otherwise have the transferor in such transfer be released from all obligations under any Contracts transferred in such transfer which have not been novated on or prior to such Closing.

Section 3.8 Allocation of Purchase Price. The parties shall allocate all amounts treated as purchase price for Tax purposes (including any Contingent Payments) with respect to the Transferred Assets and the Transferred Companies in accordance with Section 1060 of the Code as set forth on Schedule 3.8. If any amounts treated as purchase price for Tax purposes are adjusted pursuant to this Agreement, the allocation shall be adjusted as mutually agreed to by the Buyer and the Company. Subject to the requirements of applicable Tax Law, such allocation shall be used by the Buyer, the Company, and each other Seller in preparing any filings required pursuant to Section 1060 of the Code or any similar provisions of state, local or foreign Law and all relevant Tax Returns (including IRS Form 8594), and neither the Buyer nor the Company will take any position before any Taxing Authority or in any judicial proceeding with respect to Taxes that is inconsistent with such allocations without the prior written consent of the other party or parties, as the case may be. The parties shall exercise commercially reasonable efforts to support such reported allocations in any audit proceedings initiated by any Taxing Authority; provided, however, that neither the Company nor the Buyer shall have any obligation to pay for an appraisal or in any other way incur unreasonable or extraordinary out-of-pocket expenses. The parties and their Affiliates shall timely file all forms and Tax Returns required to be filed in connection with the allocation. Not later than 30 days prior to the filing of their respective IRS Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its IRS Form 8594.

Section 3.9 Contingent Payments. The Buyer shall be obligated to pay, and the Company shall be entitled to receive, one or more Contingent Payments (as defined on Exhibit BB) in an aggregate amount up to $50 million to the extent earned pursuant to and in accordance with the provisions set forth on Exhibit BB. The amount of any Contingent Payment paid by the Buyer to the Company shall be added to the Purchase Price, as defined in Section 3.1(a).

Section 3.10 Withholding. The Buyer and its Affiliates shall be entitled to deduct and withhold from consideration deliverable in connection with the transactions contemplated by this Agreement such amounts that the Buyer and its Affiliates are required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local, or non-U.S. Law. To the extent that the Buyer and its Affiliates withhold such amounts with respect to any Person and remit such withheld amounts to the applicable Governmental Body, such withheld amounts shall be treated as having been paid to or on behalf of such Person. Before making any such deduction or withholding, the Buyer shall give the Company notice of the intention to make such deduction or withholding (such notice, which shall summarize the authority, basis and method of calculation for the proposed deduction or withholding, shall be given at least fifteen (15) days prior to the Closing Date); provided, that notwithstanding the foregoing, if the Company or any Seller does not provide an affidavit described in Section 3.4(a)(iii) on or prior to the Closing Date, the Buyer and its Affiliates shall be entitled to deduct and withhold any Tax required to be deducted and withheld pursuant to Section 1445 of the Code. The Buyer shall, and shall cause its Affiliates to, cooperate with the Company to the extent reasonably requested in efforts to obtain reduction of or relief from such deduction or withholding. The Buyer shall timely provide to the Company withholding tax receipts, information statements or such other documents required to be filed or provided under applicable tax law in respect of any such deduction or withholding.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule delivered to the Buyer contemporaneously herewith (the “Disclosure Schedule”), of which the Schedules referred to below are a part, the Company represents and warrants to the Buyer as set forth below as of the date of this Agreement and as of the Initial Closing Date (and, for any Remaining Asset Class, the date of the applicable Subsequent Closing with respect to Sections 4.1, 4.2, 4.5, 4.6(a), 4.7(b) and the first sentence of Section 4.7(a) to the extent the representations in such Sections are made with respect to the Seller and any Transferred Company that are the subject of such Remaining Asset Class, in each case subject to any actions taken at the express direction of the Buyer in accordance with Section 3.2(d)).

Section 4.1 Organization; Authority. Each of the Sellers is a corporation or other legal entity validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is organized, except for those jurisdictions where the failure to be validly existing or in good standing, individually or in the aggregate, would not materially adversely affect such Seller’s performance under this Agreement or the ability of the Buyer to consummate the Contemplated Transactions. Each of the Sellers has all necessary corporate or other applicable entity power, as the case may be, and authority to own or lease the Transferred Assets, and together with the Transferred Companies, to operate the Business. Each of the Sellers has all necessary corporate power and authority to sell, grant, convey, transfer, assign and deliver the Transferred Assets to the Buyer as contemplated by this Agreement, and to execute and deliver this Agreement and each Transaction Document to which it is or will be a party and to perform its obligations hereunder and thereunder. Each Transferred Company is a corporation or other legal entity validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is organized, and has all necessary corporate or other applicable entity power, as the case may be, and authority to own, operate, lease or encumber its properties and to carry on its business as currently conducted. Each Transferred Company is licensed or qualified to do business and in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which it owns or leases any Real Property or in which the character of the properties owned or leased by it otherwise or the nature of its business makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of all Organizational Documents of each Transferred Company, in each case as amended to date, have been made available to the Buyer, no amendments thereto are pending and no Transferred Company is in default under or in violation of any provision of such Organizational Documents.

Section 4.2 Authorization of Transaction. The execution, delivery and performance of this Agreement and the Transaction Documents by each of the Sellers, as applicable, and the consummation by each of them of the Contemplated Transactions have been, in the case of the Company, and will be prior to the Initial Closing, in the case of the other Sellers, duly authorized by all necessary corporate or other applicable legal entity action on the part of such party, and, upon such authorization, no other corporate or shareholder proceedings or actions are necessary to authorize and consummate this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby. The Company has duly executed this Agreement and on the applicable Closing Date each of the Sellers, as applicable, will have duly executed and delivered the applicable Transaction Documents to which such Seller will be a party. Assuming due authorization, execution and delivery by the Buyer, this Agreement constitutes the valid and binding obligation of the Company and each such Transaction Document when so executed and delivered will constitute the valid and binding obligation of each of the Sellers, as applicable, enforceable against such Seller in accordance with their respective terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect relating to or affecting the enforcement of creditors’ rights generally, and (b) general equitable principles with respect to the availability of specific performance or other equitable remedies (whether considered in a proceeding in equity or at law) (the “Insolvency and Equity Exceptions”).

Section 4.3 No Violations. The execution, delivery and performance of this Agreement and the Transaction Documents, and the consummation by the Sellers of the Contemplated Transactions, do not and will not (a) conflict with or result in any violation of or constitute a breach of the Organizational Documents of the Sellers or the Transferred Companies, (b) result in the creation of any Lien upon any of the Transferred Assets, (c) violate any material Order against or binding upon the Sellers, the Transferred Companies or otherwise with respect to the Business or any of the Transferred Assets, (d) violate any material Law applicable to the Sellers, the Transferred Companies or otherwise with respect to the Business or the Transferred Assets, or (e) result in a breach of or a default under, require any Consent of any Person pursuant to, or give rise to any right of acceleration, modification, termination or cancellation under, any of the terms, conditions or provisions of any Material Contract that is an Assigned Contract or to which a Transferred Company is party, except with respect to the foregoing clauses (b), (c), (d) and (e) above, as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business or to the consummation of the Contemplated Transactions.

Section 4.4 Governmental Consents and Approvals. Except as set forth on Schedule 4.4 and except for (a) filings required solely related to the identity of or any business conducted by the Buyer or its Affiliates, (b) filings that may be required under applicable securities Laws, (c) notices that may be required under any Law after any applicable Closing, (d) filings of this Agreement or any Transaction Documents that may be required under any Law other than an Antitrust Law in any jurisdictions other than the U.S., Canada or the UK, and (e) any other approval, consent, waiver or authorization of any Governmental Body where the failure to obtain such would not reasonably be likely to be material, no approval, consent, waiver or authorization from any Governmental Body (including with respect to the Investment Canada Act) is required (i) for or in connection with the execution and delivery by the Company of this Agreement or the Transaction Documents to which any of the Sellers are or will be a party or the consummation by the Sellers of the Contemplated Transactions or (ii) for or in connection with the sale, grant, conveyance, transfer, assignment or delivery of the Transferred Assets or Transferred Companies to the Buyer.

Section 4.5 Capital Stock of the Transferred Companies. Set forth on Schedule 4.5 is the jurisdiction of incorporation, formation or organization and the number of authorized, issued and outstanding Shares of each of the Sold Companies (and any Equity Securities of any Transferred Company that is not a Sold Company), and there are no other authorized, issued or outstanding Equity Securities of any of the Transferred Companies. The Shares are owned of record free and clear of any Liens, other than Permitted Liens, by the Seller that owns such Shares (as shown on Schedule 4.5). All of the Shares have been validly issued, are fully paid and nonassessable (with respect to jurisdictions that recognize such concept) and have not been issued in violation of any preemptive or similar rights. Other than agreements contemplated by Sections 7.6 and 7.7 to implement the Canadian Pre-Closing Reorganization and the other transactions contemplated by such Sections, there are no outstanding options, warrants, calls, rights or any other agreements relating to the sale, issuance or voting of any Equity Securities of any of the Transferred Companies, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any Equity Securities of any of the Transferred Companies.

Section 4.6 Title to and Sufficiency of Transferred Assets.

(a) One or more of the Asset Sellers has good and marketable title to, a valid leasehold interest in, or a valid license or right to use, all Transferred Assets (other than (i) the Intellectual Property Rights, in respect of which no representation is made except as set forth in Section 4.10 below and (ii) the Leased Real Property and the Owned Real Property (collectively, the “Real Property”)), free and clear of any and all Liens, other than Permitted Liens.

(b) Schedule 2.1(b) and Schedule 2.1(c) collectively list: (i) a description of each parcel of Owned Real Property and each real property owned by any Sold Company and any of its Subsidiaries; and (ii) each lease, sublease, license, concession or other agreement pursuant to which any of the Leased Real Property is held or used or by which any real property is leased by any Sold Company or any of its Subsidiaries (collectively, the “Leases”). The real property listed on such Schedules constitutes all of the real property interests (x) owned or leased by the Asset Sellers and the Transferred Companies and used to conduct the Business or (y) otherwise used to conduct the Business (in each case, other than real property on which corporate-wide activities of the Company and its Affiliates are conducted or that are Shared Locations or included on Schedule 2.2(k) as Excluded Assets), and there are no other leases, licenses, concessions or other agreements of any Asset Seller or any Sold Company or any Sold Company’s Subsidiaries affecting the occupancy of the real property listed on such Schedules, except Permitted Liens.

(c) One or more of the Asset Sellers holds good and valid fee simple title to the Owned Real Property, free and clear of all Liens, other than the Permitted Liens. Except for such matters that would not reasonably be expected to materially impact the use or ownership of any Owned Real Property: (i) the Company has not received any notice from any Governmental Body that any of the buildings, structures or other material improvements erected on the Owned Real Property or any of the real property owned by any Sold Company or any of its Subsidiaries, or the present use thereof, does not conform in all material respects with all applicable Laws and applicable deed restrictions; (ii) no Seller of Real Property located in the U.S. is a “foreign person” as that term is defined in Section 1445 of the Code; (iii) other than parties in possession of the Owned Real Property and the real property owned by any Sold Company or any of its

Subsidiaries set forth in a Material Contract, there are no Persons other than the Sellers or the Sold Companies or their Subsidiaries in possession of any Owned Real Property or the real property owned by any Sold Company or any of its Subsidiaries; and (iv) no condemnation or similar proceeding is pending or, to the Company’s Knowledge, threatened, that would preclude or materially impair the use of any Owned Real Property or any of the real property owned by any Sold Company or any of its Subsidiaries, or any material portion thereof, for the purposes for which it is currently used.

(d) Except for (i) the Excluded Assets, (ii) assets used in connection with providing services under the Transition Services Agreement or the Manufacturing Agreement, and (iii) any Transferred Assets that constitute Remaining Asset Classes that are not transferred as part of the Initial Closing, the Transferred Assets, taken as a whole, constitute all of the material assets, rights, and properties necessary for the conduct of the Business in substantially the same manner as conducted on the date hereof. The foregoing shall not constitute a representation or warranty with respect to Intellectual Property Rights.

Section 4.7 Compliance with Law; Permits.

(a) No Seller or Transferred Company is, nor has been since January 1, 2010, in material violation or default under any Law or any Order applicable to the Business. The Sellers and the Transferred Companies are, or in the case of Canada Newco will be at the Initial Closing, duly licensed under Law and possess all material Permits necessary for the conduct of the Business, except where the failure to be so licensed or to possess such Permits would not, individually or in the aggregate, be material to the Business (all which such material Permits are in full force and effect and the material terms, conditions and provisions of such Permits are being complied with in all material respects by the applicable Sellers and the Transferred Companies, or in the case of Canada Newco will be at the Initial Closing). Notwithstanding the foregoing, nothing in this Section 4.7 shall be deemed to constitute a warranty, representation or obligation on the part of the Company or any other Seller that relates to compliance with any (i) zoning ordinances or building codes, (ii) Environmental Permits or Environmental Laws, or (iii) Law or Order relating to Sellers’ Benefit Plans that are not Assumed Plans or other employee benefit arrangements that are not Assumed Plans.

(b) Since January 1, 2008, no Seller or Transferred Company or, to the Company’s Knowledge, agent of any such Person has, directly or indirectly: (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) offered, made or agreed to make, any payment, contribution, gift or other inducement to any Governmental Official where either the contribution, payment or gift or the purpose thereof was in violation of any applicable Anti-Bribery Laws; or (iii) made or delivered, or accepted or received, any bribe, fee, commission, rebate, payoff, influence payment, kickback or any other sum of money or item of property, however characterized, to any finder, agent, customer, Governmental Official or other party in the United States, United Kingdom or any other jurisdiction where either the contribution, payment or gift or the purpose thereof was in violation of any applicable Anti-Bribery Laws. Since January 1, 2008, the Sellers and the Transferred Companies have complied in all material respects with (x) all applicable U.S. Laws relating to the export, transshipment, reexport and other transfers of U.S. origin commodities, software, technology and services and (y) all applicable sanctions and/or applicable anti-boycott Laws.

Section 4.8 Legal Proceedings. Except with respect to matters concerning Environmental Law (that are the subject of Section 4.13) or labor and employment matters (that are the subject of Section 4.14), there is no, and during the last 12 months there has been no, action, suit, claim, hearing, proceeding, arbitration, Order, official inquiry, or, to the Company’s Knowledge, investigation (each, including words of a similar import under the laws of non-US jurisdictions, an “Action”) pending or, to the Knowledge of the Company, threatened, against the Sellers or the Transferred Companies that, individually or in the aggregate, would reasonably be expected to be material with respect to (a) the Transferred Companies, the Transferred Assets or the Business, or (b) the Sellers’ ability to consummate the Contemplated Transactions. None of the Actions listed on Schedule 4.8, individually or in the aggregate, would, if determined adversely to the applicable Seller or the Transferred Company, (i) reasonably be expected to have a material adverse effect on the Buyer’s ability to conduct the Business in a manner substantially consistent with the Sellers’ and the Transferred Companies’ conduct thereof prior to the date hereof, or (ii) prevent the consummation of the Contemplated Transactions.

Section 4.9 Financial Statements. The Company has delivered to the Buyer (a) an audited balance sheet of the Business as of June 29, 2012 (the “Financial Statements Date”) (such balance sheet, including the notes thereto, hereinafter being referred to as the “Combined Balance Sheet”) and as of July 1, 2011 and (b) audited statements of income, cash flows and stockholders’ equity and comprehensive income of the Business for the fiscal years ended each of June 29, 2012, July 1, 2011 and July 2, 2010. The Combined Balance Sheet, the audited balance sheet of the Business as of July 1, 2011 and such statements of income, cash flows and stockholders’ equity and comprehensive income are included in Schedule 4.9(a) and have been prepared in accordance with the accounting records and policies of the Company and with U.S. GAAP and present fairly in all material respects the assets and the liabilities of the Business as of the dates thereof and the results of its operations for the periods then ended, except (i) as set forth on Schedule 4.9(b) and (ii) that the Combined Balance Sheet and the statements of income and cash flows do not contain all footnote disclosures required by U.S. GAAP. The Company has also delivered to Buyer an unaudited balance sheet of the Business as of September 28, 2012 (the “Latest Balance Sheet Date”) and unaudited statements of income, cash flows and stockholders’ equity and comprehensive income of the Business for the three-month period then ended (the “Unaudited Financial Statements”). The Unaudited Financial Statements have been prepared in accordance with the accounting records and policies of the Company and with U.S. GAAP and present fairly in all material respects the assets and the liabilities of the Business as of the Latest Balance Sheet Date and the results of its operations for the three-month period then ended, except that the Unaudited Financial Statements (i) are subject to normal year-end audit adjustments, (ii) do not include provision for income taxes or income tax accounts, (iii) do not contain any notes thereto that may be required by U.S. GAAP, and (iv) do not include any of the carve-out adjustments which are generally described in the Combined Balance Sheet. Since the Latest Balance Sheet Date, each of the Sellers and Transferred Companies has conducted the Business in the ordinary course except as expressly contemplated hereby. The Business (including the Transferred Companies) does not have any Liabilities in excess of $250,000, except (A) Liabilities reflected on the Combined Balance Sheet or disclosed in the notes thereto, (B) Liabilities incurred in the ordinary course of the Business since the Financial Statements Date (provided that any noncompliance with or violation of Law or breach of Contract will be considered for all purposes not to be in the ordinary course), (C) Liabilities incurred in connection with the Contemplated Transactions, (D) Excluded Liabilities, (E) as disclosed on any Schedule to this Agreement (to the extent readily apparent on the face of such disclosure), and (F) Liabilities for future performance under any executory Contract primarily relating to the Business (but not including any Liability related to or arising from a breach or other violation of a Contract).

Section 4.10 Intellectual Property.

(a) Schedules 2.1(k), 2.1(m)(1), 2.1(m)(2) and 2.1(o) set forth a complete list of all Transferred IP Assets that, as of the date of this Agreement, are registered or pending, including Trademarks (including common-law Trademarks), Copyrights, Patents, and Domain Names (including: (i) for each Patent, the number and country in which such patent has issued, or, if not issued, the application serial number, date of filing and country; and (ii) for each such registered or pending Trademark or registered Copyright, the registration number and country, or if not registered, the application serial number (for Trademarks) and the country) (collectively, the “Listed Intellectual Property”).

(b) The applicable Asset Seller or Transferred Company (i) owns each item of Listed Intellectual Property free and clear of any Liens (excluding licenses and related restrictions and Permitted Liens) and (ii) owns or has valid licenses to all other material Intellectual Property Rights to the extent included in the Transferred Assets.

(c) Except as set forth on Schedule 4.10(c), (i) to the Company’s Knowledge, no Person has infringed on the Intellectual Property Rights owned by the Business, and (ii) none of the Asset Sellers or any of the Transferred Companies has infringed upon any Intellectual Property Rights of any third party in the conduct of the Business.

(d) To the extent that any of the Transferred IP Assets have been developed by an employee or created independently or jointly by an independent contractor or other third party for the Business, including for incorporation into any of the products or services included in the Business, the Company or a Subsidiary has obtained ownership of, and is the sole owner of the Intellectual Property Rights in such work, material or invention by operation of law or valid assignment.

(e) Except as set forth on Schedule 4.8, no Actions have been asserted or are pending or have been threatened in writing or, to the Company’s Knowledge, threatened orally (i) based upon or challenging or seeking to deny or restrict the use by the Business of any of Intellectual Property Right, other than prosecution in the ordinary course of business, (ii) alleging that any services provided by, or products sold by the Business infringe or misappropriate any Intellectual Property Right of any third party or (iii) alleging that any Intellectual Property Right is being licensed or sublicensed in conflict with the terms of any license or other agreement.

(f) The Business has used reasonable efforts to protect the confidentiality of any confidential and proprietary information, processes, methods, and know-how that would derive independent economic value if it were kept confidential, and in furtherance of the foregoing the source code versions of its Computer Software products have not been disclosed to third parties other than pursuant to an obligation of confidentiality.

(g) The Transferred IP Assets, the Intellectual Property Rights that will be owned immediately after the Initial Closing Date by Stock Sellers, the Intellectual Property Rights licensed to the Buyer pursuant to the Harris Trademark License Agreement and the Intellectual Property Agreement, and the Computer Software that will be provided for the benefit of the Buyer pursuant to the Transition Services Agreement includes all Intellectual Property necessary for the conduct of the Business in substantially the same manner as conducted on the date hereof, other than non-exclusive licenses to non-customized Computer Software in object code form only that is generally commercially available to the public unless such Computer Software was licensed specifically by the Business. Nothing in this Section 4.10(g) shall be deemed to constitute a representation regarding the non-infringement of any Intellectual Property Rights.

(h) Except as set forth on Schedule 4.10(h), none of the Computer Software used in the products and services of the Business distributed to customers is subject to an “open source” license that requires the Business to make the source code of such Computer Software available to customers.

Section 4.11 Contracts. The Company has made available to the Buyer a copy of all outstanding Material Contracts. “Material Contract” means the Leases and any Contract in force on the date of this Agreement primarily related to the Business or any of the Transferred Assets or to which a Transferred Company is a party that is:

(a) a Contract with a Customer of the media management business unit of the Business (“Media”), with a Remaining Contract Value among the fifty highest Remaining Contract Values of all active Contracts with Customers of Media, as determined based on the financial system data reports of the Business;

(b) a purchase order acceptance, or other Contract entered into, for the purchase of products or services of Media by Media during the period from July 2, 2011 through June 29, 2012 (the “Applicable Period”) from or with a Top 50 Customer of Media;

(c) a Top 50 Purchase Contract with respect to Media;

(d) a purchase order acceptance, or other Contract entered into, for the purchase of products or services of the workflow, infrastructure and networking business unit of the Business (“WIN”) by WIN during the Applicable Period from or with a Top 50 Customer of WIN;

(e) a Top 50 Purchase Contract with respect to WIN;

(f) a purchase order acceptance, or other Contract entered into, for the purchase of products or services of the transmission business unit of the Business (“Transmission”) by Transmission during the Applicable Period from or with a Top 50 Customer of Transmission;

(g) a Top 50 Purchase Contract of Transmission;

(h) a material master purchase agreement or frame agreement with a customer of the Business in effect as of the date of this Agreement;

(i) a Contract or series of related Contracts which provide for the purchase of goods or services primarily for the Business from any vendor or supplier (other than Contracts with the Company or any of its Affiliates under which each party thereto is acting for the Business) under which the Business (i) has made total purchases in excess of $500,000 for such products or services from such vendor or supplier during the Applicable Period or (ii) has current projections to make purchases under any such Contract or such series of Contracts, in an aggregate amount currently estimated to be in excess of $500,000 during the 12-month period beginning on June 30, 2012 for such products or services from such vendor or supplier;

(j) a written Contract for the employment (other than standard non-disclosure, invention assignment and similar agreements) of any Person specific to the Business (i) providing for cash compensation equal to or greater than $250,000 per annum, (ii) that is an Assumed Plan providing for cash compensation equal to or greater than $150,000 per annum or (iii) in the case of a U.S. Employee, Canadian Employee, UK Employee or Other Business Employee, providing the employee with any right to severance, separation or similar pay other than (A) as required by applicable Law or (B) under the Harris Corporation Severance Pay Plan;

(k) a Contract (i) with respect to an equity interest that any Transferred Company has in a Person that is not directly or indirectly wholly owned by the Company, (ii) establishing any joint venture, partnership or strategic alliance that is material to the Business, or (iii) relating to any business acquisition or divestiture by which there is any surviving Liability to the applicable counterparty (or counterparties) in such business acquisition or divestiture that will constitute an Assumed Liability other than any such Liability consisting of customary confidentiality obligations;

(l) (i) a mortgage, indenture, note or installment obligation or other instrument or Contract relating to any lending or borrowing of money, or (ii) letters of credit that constitutes an Assumed Liability;

(m) a lease of real property under which any Asset Seller, any Sold Company or any Subsidiary of a Sold Company is a lessor or a lease of personal property providing for payments in an amount in excess of $100,000 per annum;

(n) a Contract that contains (i) any exclusivity (other than custom developments commissioned by customers in the ordinary course of business) or non-competition restriction that materially restricts or would materially restrict the Business (including any Business Plans) or the activities of the Transferred Companies, (ii) any right of first refusal, right of first offer or similar rights, or (iii) any most-favored nation provision which would reasonably be expected to have a material impact;

(o) a Contract relating to the sharing or allocation of Taxes;

(p) a Government Contract (provided, that the Company shall not be required to include on Schedule 4.11 any Government Contract that (i) is with a Governmental Body outside of the United States and (ii) is not subject to heightened governmental regulations similar to those contained in the U.S. Federal Acquisition Regulations);

(q) a settlement or similar Contract, the performance of which will or will reasonably be expected to involve Assumed Liabilities in excess of $100,000, individually or in the aggregate, or otherwise restrict the operations of the Business or any Transferred Company; or

(r) a (i) License-Out excluding any License-Out to customers granted in the ordinary course of business providing for payments in an amount less than $250,000 for the period for December 29, 2012 to December 27, 2013, (ii) License-In excluding non-exclusive licenses to non-customized Computer Software in object code form only that is generally commercially available to the public and that requires payments by the licensee(s) in an amount less than $250,000 for the period for December 29, 2012 to December 27, 2013, (iii) Contract providing for the development of any Intellectual Property Rights, including any software, technology, or content, independently or jointly, by or for the Business or any Transferred Company, or (iv) material License-Out or License-In that was entered into in connection with any Action or threat or expectation of any Action relevant to the Business or the Transferred IP.

A list as of the date of this Agreement of all Material Contracts, together with an indication as to whether each Material Contract is an Assigned Contract, is set forth on Schedule 4.11. True and correct copies of all Material Contracts have been made available to the Buyer, together with all supplements, amendments, waivers or other changes thereto. Each Material Contract is in full force and effect in all material respects and, as to each Material Contract, except for breaches or defaults that have been cured and for which the breaching or defaulting party has no material Liability, there does not exist thereunder any material breach or material default on the part of any Seller or any Transferred Company, or, to the Company’s Knowledge, any other party thereto, and there does not exist, to the Company’s Knowledge, any event, occurrence or condition, which (after notice, passage of time, or both) would constitute or give rise to any such material breach or material default thereunder. Each Material Contract is valid, binding and enforceable against the Seller or Transferred Company party thereto, and, to the Company’s Knowledge, against the other parties thereto, subject to the Insolvency and Equity Exceptions.

Section 4.12 Taxes.

(a) None of the Asset Sellers is in default in the timely filing of any Tax Return relating or pertaining to any Tax, or in the timely payment of any Tax, in each case, for which the Buyer could be held liable under a theory of successor liability or otherwise. There are no Liens with respect to Taxes (other than Permitted Liens) on the Transferred Assets. None of the Transferred Assets (i) is an asset or property that the Buyer or any of its Affiliates will be required to treat as being owned by any other Person pursuant to the provisions of Section 168(f)(8) or the Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, (ii) is tax-exempt use property within the meaning of Section 168(h) of the Code, (iii) is tax-exempt bond financed property within the meaning of Section 168(g) of the Code, (iv) secures any debt, the interest of which is tax-exempt under Section 103(a) of the Code or (v) is subject to a 467 rental agreement as defined in Section 467 of the Code.

(b) (i) Each of the Transferred Companies has timely filed all Tax Returns that it was required to file and all such Tax Returns are correct and complete in all material respects; (ii) each of the Transferred Companies has paid all Taxes due and owing by such Transferred Company (whether or not shown on such Tax Returns as owing); (iii) each of the Transferred

Companies has withheld and timely remitted to the appropriate Taxing Authority all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party; (iv) there are no Liens with respect to Taxes (other than Permitted Liens) upon the assets or properties of the Transferred Companies; (v) there is no audit Action now pending, or to the Stock Sellers’ knowledge, threatened against or with respect to the Transferred Companies in respect of any Tax; (vi) none of the Transferred Companies has waived any statute of limitations in respect of Taxes or has agreed to any extension of time with respect to any Tax assessment or deficiency; (vii) none of the Transferred Companies has received notice of any claim by a Taxing Authority in a jurisdiction where such of the Transferred Companies does not file Tax Returns that it is or may be subject to Tax in that jurisdiction that would be covered by such Tax Return or Taxing Authority; and (viii) none of the Transferred Companies is party to any tax sharing, tax allocation, tax indemnity agreement or other similar agreement or arrangement; (ix) none of the Transferred Companies has been a member of an affiliated group filing a combined, consolidated, unitary or other group Tax Return or has any Liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise.

(c) Neither any Transferred Company nor the Buyer or any of its Affiliates could be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period or any Post-Closing Straddle Period as a result of (i) any change in method of accounting for a Pre-Closing Tax Period or Pre-Closing Straddle Period, (ii) any written agreement with a Governmental Body executed on or prior to the Closing Date, (iii) any installment sale or open transaction disposition made on or prior to the Closing Date or (iv) any prepaid amounts received on or prior to the Closing Date other than any such pre-paid amounts that may arise as a result of an election made under Section 20(24) of the Canadian ITA in connection with the Canadian Pre-Closing Reorganization, which pre-paid amounts shall not exceed the amount set forth on Schedule 4.12(c).

(d) None of the Transferred Companies that is organized under the Laws of a country other than the United States (a “Foreign Company”) (i) has an investment in U.S. property within the meaning of Section 956 of the Internal Revenue Code, (ii) is engaged in a United States trade or business for U.S. federal income Tax purposes, (iii) is a “surrogate foreign corporation” within the meaning of 7874(a)(2)(B) of the Code or is not treated as a U.S. corporation under Section 7874(b) of the Code or (iv) has elected under Section 897(i) of the Code to be treated as a domestic corporation.

(e) Except as set forth on Schedule 4.12(e), neither any Seller nor any of the Transferred Companies has made any affirmative entity classification elections under Treasury Regulation Section 301.7701-3 for any Transferred Company.

(f) Harris Canada is not a non-resident of Canada for the purposes of the Canadian ITA.

(g) The Seller of the UK Asset Class is registered under, and is a taxable person for the purposes of, the VAT Act.

(h) All documents which are necessary to establish the title of the Company or the Sellers to any Asset or to enforce any rights which relate to the Business and in respect of which any stamp duty or other similar tax is payable (whether as a condition to the validity, registrability or otherwise), have been duly stamped.

(i) Schedule 4.12(i) contains full details of each Asset the expenditure on which by the Buyer under the Agreement is special rate expenditure (within the meaning of section 104A of the Capital Allowances Act 2001) and such details are sufficient to enable the Buyer to claim capital allowances which are available in respect of such expenditure.

(j) None of the Assets is a capital item, the deduction of the input tax on which could be subject to adjustment in accordance with the provisions of Part XV of the Value Added Tax Regulations 1995 United Kingdom.

Section 4.13 Environmental Compliance. Notwithstanding anything to the contrary in this Agreement (including any other representations and warranties contained in this Agreement), the representations and warranties contained in this Section 4.13 constitute the sole and exclusive representations and warranties of the Company relating to compliance with or liability under Environmental Laws, Contamination and any other environmental matters; provided that nothing herein (including the foregoing sentence) limits the treatment of Pre-Closing Environmental Liabilities hereunder. Except as set forth on Schedule 4.13 or as would not reasonably be expected to be material to the Business:

(a) to the Company’s Knowledge, each of the Asset Sellers (with respect to the Business) and the Transferred Companies currently is in material compliance with all Environmental Laws applicable to the Real Property, the Transferred Assets and the operation of the Business as currently operated by the Asset Sellers and the Transferred Companies;

(b) there are no Actions pending or, to the Company’s Knowledge, threatened, that assert that the Asset Sellers or the Transferred Companies are in material violation or breach of, or have liability under, any Environmental Law with respect to any Asset Seller’s or any Transferred Company’s ownership or operation of the Business, the Real Property or the Transferred Assets;

(c) each of the Asset Sellers and the Transferred Companies possesses and, to the Company’s Knowledge, is in compliance in all material respects with the terms of all Environmental Permits required under applicable Environmental Laws to operate the Business as currently operated by the Asset Sellers and the Transferred Companies;

(d) except as has been resolved prior to the date hereof, the Company has received no written notice, demand letter, or administrative inquiry, and have no other Knowledge, with respect to Contamination requiring cleanup or remediation pursuant to any Environmental Law at the Real Property or any other property currently or formerly used in connection with the Business;

(e) except as set forth on Schedule 4.13 and except for such Environmental Liabilities that have been resolved without any further cost or obligation, none of the Asset

Sellers and the Transferred Companies has by Contract assumed responsibility for any Environmental Liabilities of any other Person; and

(f) the Company has made available to the Buyer true, correct and complete copies of all (i) material environmental assessments and material environmental audit reports relating to the Business or the Real Property to the extent such assessments and reports are in the possession or control of the Company, the Asset Sellers or the Transferred Companies, and (ii) Environmental Permits.

Section 4.14 Labor and Employment Matters. (a) Schedule 4.14(a) sets forth a list as of the date hereof of all persons who are employees of the Business, including any employee who is not actively at work due to an approved absence, whether paid or unpaid (e.g., vacation, holiday, jury duty, Family and Medical Leave Act, pregnancy, parental and bereavement leave, scheduled time off, workers compensation, medical or disability leave) (such employees, collectively, the “Employees”) and, except to the extent disclosure would not be permitted by applicable Law, their respective job titles, current annual salaries or hourly rates of pay, current fiscal year target bonus opportunity, prior fiscal year’s bonus payment (if any), work locations (including, with respect to any Employees located in Canada, applicable Canadian province) and dates of employment (the “Employee Data”). The duties of each Employee are primarily in support of the Business and, with respect to the Employees located in a jurisdiction where the Transfer Regulations apply, each such employee has been wholly or mainly assigned to the Business prior to the date of this Agreement. Schedule 4.14(a) identifies, as at the date of this Agreement, each employee of the Asset Seller of the UK Asset Class who is wholly or mainly assigned to the Business and who will transfer to the Buyer pursuant to the Transfer Regulations at the Closing Date applicable to the UK Asset Class, and identifies the UK Employees absent from work on long term disability as of the date hereof. The Company agrees to use its reasonable best efforts to provide to Buyer, within ten (10) days following the applicable Closing, the Employee Data that it could not set forth on Schedule 4.14(a) due to applicable Laws. Within the six-month period prior to the date of this Agreement, none of Sellers or any of their respective Affiliates (other than Transferred Companies) has transferred any person to the Business from another business of the Company and its Affiliates who is now an Employee. The Sellers have consulted with the Human Resources Vice President of the Business and in good faith identified the individuals listed as Employees.

(b) There are no employment related disputes brought before an employment court or tribunal or similar employment forum of competent jurisdiction, material grievances, or disciplinary actions pending or, to the Company’s Knowledge, threatened by or between any Asset Seller or Transferred Company and any Employee. Within the three-year period prior to the date of this Agreement, there has been no lock-out, strike, slowdown or work stoppage by or with respect to any Employee.

(c) No Asset Seller or Transferred Company is obligated by, or subject to, any Order or decision by any Governmental Body with respect to labor and employment issues in relation to the conduct of the Business or current or former employees of the Business. Each Asset Seller and each Transferred Company has complied in all material respects with all applicable Laws regarding employment and employment practices with respect to the current and former employees of the Business.

(d) No Asset Seller or Transferred Company is a party or subject to any pending or, to the Company’s Knowledge, threatened, labor or civil rights dispute, controversy or grievance or any unfair labor practice proceeding with respect to claims of, or obligations to, any current or former employees of the Business. Except as set forth on Schedule 4.14(d), no works councils and, with the exception of labor unions and similar labor organizations that are mandated by Law, no labor union or similar labor organization represents or has within the three-year period prior to the date of this Agreement represented the Employees, and no collective bargaining agreement is or has been, within the three-year period prior to the date of this Agreement, binding against the Business. No Asset Seller or Transferred Company is or has been, within the three-year period prior to the date of this Agreement, in breach of any material provision of any works council, collective bargaining or other labor agreement applicable to any current or former employees of the Business. The Company has not received any written notice within the three-year period prior to the date of this Agreement that any labor representation request is pending or is threatened with respect to the Employees.

(e) Except as set forth on Schedule 11.1(g), as of the date of this Agreement neither the Company nor any of its Affiliates has any planned reductions in force with respect to the Employees.

Section 4.15 Benefit Plans. (a) Schedule 4.15(a) separately lists and identifies (pursuant to the following subsections): (i) each Benefit Plan that is sponsored by any Transferred Company (“Transferred Company Plans”), and (ii) each Benefit Plan other than a Transferred Company Plan that will be transferred, in whole or in part, to the Buyer or its Affiliates by operation of Law (“Automatically Transferred Plans”), and each material Benefit Plan other than a Transferred Company Plan or Automatically Transferred Plan that is sponsored or maintained by Sellers or any of their Affiliates, or in which they participate, on behalf of a current or former employee of the Business or in which any Employee participates (such plans, collectively with the Transferred Company Plans and Automatically Transferred Plans, the “Sellers’ Benefit Plans”), but in the case of each of (i) and (ii), Schedule 4.15(a) does not need to list or identify any offer letter, employment agreement or consulting agreement. The Transferred Company Plans and the Automatically Transferred Plans (including for certainty any offer letters, employment agreements or consulting agreements maintained by a Transferred Company or that will be transferred, in whole or in part, to the Buyer or its Affiliates by operation of Law, including such letters and agreements that will be maintained by Canada Newco as a result of the Canadian Pre-Closing Reorganization) are collectively referred to as the “Assumed Plans”. With respect to each Transferred Company Plan, as of the applicable Closing Date such plan will not have any obligation or liability to any individual that is not a current or former employee of the Business.

(b) The Company has made available to the Buyer true and complete copies of (if applicable) (i) with respect to each Sellers’ Benefit Plan, (1) that is a material Assumed Plan or is sponsored or maintained on behalf of a U.S. Employee, Canadian Employee or UK Employee, the applicable Benefit Plan document (including all amendments thereto), (2) sponsored or maintained on behalf of an Other Business Employee (other than an Assumed Plan or that is an Assumed Plan that is not material), any formal description of such Benefit Plan, and (3) the most recent summary plan description used in connection with such Benefit Plan and any material modifications thereto, (ii) with respect to each Assumed Plan, (1) the most recent actuarial valuation and financial statements and (2) any non-routine filings or correspondence with a Governmental Body that relate to potential violations of applicable Law and (iii) with respect to the Company Retirement Plan, the most recent IRS determination letter; provided, however, that the Company need not make available to the Buyer pursuant to this Section 4.15(b) any offer letters, employment agreements or consulting agreements

(c) (i) Each Assumed Plan has been administered in all material respects in accordance with its terms and all applicable Laws, (ii) all contributions required to be made with respect to any Assumed Plan on or before the date hereof have been made or, if not yet due, have been properly reflected in the financial statements prior to the date of this Agreement, other than any contributions that are not material, and (iii) each Assumed Plan that is intended to qualify for tax favored status under any applicable Law qualifies for such status and, to the Company’s knowledge, no fact or event has occurred that could reasonably be expected to cause the loss of such qualified status. No event has occurred and no condition exists in connection with any Assumed Plan that could reasonably be expected to subject the Buyer or any Transferred Company to any Tax, fine, encumbrance, penalty or other similar Liability as a result of a failure to comply with any applicable Laws.

(d) Except as set forth on Schedule 4.15(d)(i), no Assumed Plan is, and no Transferred Company contributes to, or has any liability or obligation, whether actual or contingent, with respect to any, (x) multiemployer plan (as defined under applicable Law) or (y) defined benefit pension plan (for all purposes of this Agreement and for the avoidance of doubt, which term shall exclude any termination or retirement indemnities in France, end of service gratuities in the United Arab Emirates, TFR indemnities in Italy, long service award in Australia and any similar indemnities, gratuities, awards or payments). None of the Seller Canadian Retirement Plans is a “registered pension plan” as that term is defined in section 248(1) of the Canadian ITA, a “multi-employer pension plan” or any similar type of plan for purposes of pension standards legislation of another jurisdiction in Canada. Schedule 4.15(d)(ii) sets forth, with respect to each Assumed Plan that is an underfunded defined benefit pension plan (A) the “projected benefit obligation” of such plan (consistent with how such liability would be reported on financial statements prepared in accordance with U.S. GAAP), as of the applicable date set forth on Schedule 4.15(d)(ii) and (B) the value of any assets that will transfer to the Buyer or any of its Affiliates at the time of the applicable Closing Date, as of the applicable date set forth on Schedule 4.15(d)(ii), which assets shall be cash or readily marketable securities. Save in respect of the Harris Systems Limited Pension Plan, no Transferred Company is the employer, or “connected” or “associated” with the employer (as those terms are understood for the purposes of the UK Pensions Act 2004) with a UK defined benefit pension plan. Except as set forth on Schedule 4.15(d)(iii), no UK Employee is an active member of a defined benefit pension plan. None of the Transferred UK Employees have rights under or originally derived from the provisions of an occupational pension scheme which do not relate to benefits for old age, invalidity or survivors within the meaning given to those terms under regulation 10 of the TUPE Regulations.

(e) Except as set forth on Schedule 4.15(e), no Assumed Plan provides for, and no Transferred Company has an obligation to provide any current or former employee of the Business (or dependent thereof) with, post-employment or post-retirement medical, dental, disability, hospitalization, life or other health or welfare benefits (other than coverage mandated by applicable Law, including COBRA).

(f) With respect to any Assumed Plan, and to the Company’s Knowledge, with respect to any fiduciary thereof or service provider thereto, (i) no actions, suits or claims (other than claims for benefits in the ordinary course) are pending or, to the Company’s Knowledge, threatened, and (ii) to the Company’s Knowledge, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(g) Except as disclosed on Schedule 4.15(g) or with respect to any accelerated vesting under the Company Retirement Plan or a Seller Canadian Retirement Plan, neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions, either alone or in combination with another event, will result in the acceleration or creation of any rights of any Transferred Employee to payments or benefits or increases in any payments or benefits or any accelerated funding or loan forgiveness.

(h) None of the Transferred Companies provides any guaranty, letter of credit, performance bond or any other security or similar contractual support for any Benefit Plan maintained or sponsored by any Seller that is not a Transferred Company Plan and which guaranty, letter of credit, performance bond or other security or similar contractual support would remain in effect following the applicable Closing.

(i) The representations and warranties contained in this Section 4.15 constitute the sole and exclusive representations and warranties of the Company or any other Seller contained in this Agreement relating to Sellers’ Benefit Plans that are not Assumed Plans or other employee benefit matters that are not Assumed Plans. The representations and warranties contained in Section 4.9, Section 4.11(j), Section 4.12(b), Section 4.14 and this Section 4.15 constitute the sole and exclusive representations and warranties of the Company or any other Seller contained in this Agreement relating to Sellers’ Benefit Plans that are Assumed Plans or other employee benefit matters that are Assumed Plans.

Section 4.16 Finders or Brokers. The Company has not utilized the services of any investment banker, broker, finder or intermediary in connection with the Contemplated Transactions who might, based on arrangements made by or on behalf of, the Company or its Affiliates, be entitled to a fee or commission from the Buyer or for which the Buyer would be responsible in connection with this Agreement or upon consummation of the Contemplated Transactions, other than Morgan Stanley & Co. LLC for which the Company shall pay all such fees.

Section 4.17 Express Disclaimer. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY CERTIFICATE DELIVERED IN CONNECTION HEREWITH, (A) NONE OF THE SELLERS MAKES ANY REPRESENTATION OR WARRANTY OR EXTENDS ANY WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR VALIDITY OF PATENT RIGHTS OR CLAIMS, ISSUED OR PENDING, (B) NONE OF THE SELLERS MAKES ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ANY FUTURE EVENTS, PROSPECTS, PROJECTIONS OR ESTIMATES (INCLUDING AS MAY BE SET FORTH IN ANY

BUSINESS PLANS) WITH RESPECT TO THE TRANSFERRED ASSETS, THE ASSUMED LIABILITIES OR THE BUSINESS, (C) THE TRANSFERRED ASSETS AND THE BUSINESS BEING TRANSFERRED TO THE BUYER AT THE CLOSINGS ARE TO BE CONVEYED “AS IS, WHERE IS”, AND IN THEIR THEN PRESENT CONDITION, AND THE BUYER SHALL RELY UPON ITS OWN EXAMINATION THEREOF, AND (D) NONE OF THE SELLERS MAKES ANY GUARANTY OF QUALITY WITH RESPECT TO ANY OF THE TRANSFERRED ASSETS BEING SO TRANSFERRED, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF OR THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR OBVIOUS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Company as of the date of this Agreement and as of the Initial Closing (and, for any Remaining Asset Class, the date of the applicable Subsequent Closing with respect to Sections 5.1 and 5.2):

Section 5.1 Organization; Authority. The Buyer is a Delaware corporation validly existing and in good standing under the Laws of the state of its organization. Each of the Buyer and each of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8 has all necessary corporate power and authority to own or to lease its assets and properties and the Transferred Assets, and to operate its business as it is now being conducted and the Business. Each of the Buyer and each of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8 has all necessary corporate power and authority to purchase, acquire and accept the Transferred Assets and to assume the Assumed Liabilities as contemplated by this Agreement, and to execute and deliver this Agreement and each Transaction Document to which it is or will be a party and to perform its obligations hereunder and thereunder.

Section 5.2 Authorization of Transaction. The execution, delivery and performance of this Agreement and the Transaction Documents by each of the Buyer and each of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8 and the consummation by each of the Buyer and such Affiliates of the Contemplated Transactions have been (or, in the case of any Affiliate of Buyer, will be) duly authorized by all necessary corporate action on the part of the Buyer and such Affiliates. The Buyer has duly executed this Agreement and on the applicable Closing Date each of the Buyer and each of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8 will have duly executed and delivered the other applicable Transaction Documents to which it shall be a party. Assuming due authorization, execution and delivery by the Sellers, as applicable, this Agreement constitutes, and each such Transaction Document when so executed and delivered will constitute, the valid and binding obligation of the Buyer and each of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8, enforceable against the Buyer and such Affiliates in accordance with its terms, except as such enforceability may be limited by the Insolvency and Equity Exceptions.

Section 5.3 No Violations. The execution, delivery and performance of this Agreement and the Transaction Documents, and the consummation of the Contemplated Transactions, do not and will not (a) conflict with or result in any violation of or constitute a breach of the Organizational Documents of the Buyer or any of the Buyer’s Affiliates to which it has assigned rights hereunder pursuant to Section 13.8, (b) violate any material Order against or binding upon the Buyer or such Affiliates, or (c) subject to Section 4.4, violate any Law applicable to the Buyer, such Affiliates, the Business or any of the Transferred Assets; except with respect to the foregoing clauses (b), and (c) above, as would not, individually or in the aggregate, reasonably be expected to materially adversely affect the Buyer’s performance under this Agreement or the ability of the Buyer to consummate the Contemplated Transactions.

Section 5.4 Governmental Consents and Approvals. Except for (a) filings under Antitrust Laws, (b) filings required solely related to the identity of or any business conducted by the Company or its Affiliates, and (c) the consents and approvals of Governmental Bodies listed on Schedule 8.1(f), subject to Section 4.4, no approval, consent, waiver or authorization of any Governmental Body is required (i) for or in connection with the execution and delivery by the Buyer or any of the Buyer’s Affiliates to which it has assigned rights hereunder pursuant to Section 13.8, of the Transaction Documents to which it is or will be a party or the consummation by the Fund, the Buyer or such Affiliates of the Contemplated Transactions or (ii) for or in connection with the purchase, acquisition or acceptance of the Transferred Assets or assumption of the Assumed Liabilities from the Sellers.

Section 5.5 Legal Proceedings. There is no Action pending or, to the Knowledge of the Buyer, threatened, against the Buyer or any of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8, which either individually or in the aggregate, is likely to have an adverse effect on (a) the Buyer’s or any such Affiliates’ ability to use any of the Transferred Assets or operate the Business in a manner consistent with the Asset Sellers’ and the Transferred Companies’ operations, (b) the Buyer’s or any such Affiliates’ use of any of the Transferred Assets for the purposes for which they have been used by the Asset Sellers or the Transferred Companies, or (c) the Buyer’s or any such Affiliates’ ability to consummate the Contemplated Transactions.

Section 5.6 Finders or Brokers. The Buyer has not utilized the services of any investment banker, broker, finder or intermediary in connection with the Contemplated Transactions who might, based on arrangements made by or on behalf of the Buyer or its Affiliates, be entitled to a fee or commission from the Company or for which any Seller would be responsible in connection with this Agreement or upon consummation of the Contemplated Transactions.

Section 5.7 Buyer’s Examination. The Company has provided the Buyer with such access to the records, books, documents, facilities and personnel of the Asset Sellers and the Sold Companies as the Buyer has deemed necessary and appropriate in order for the Buyer to investigate and examine to its satisfaction the business, affairs and properties of the Asset Sellers and the Sold Companies sufficient to make an informed decision to purchase the Transferred Assets, to enter into this Agreement and to consummate the Contemplated Transactions. The Buyer is capable of evaluating the merits and risks of the purchase of the Transferred Assets and to consummate the Contemplated Transactions.

Section 5.8 Disclaimer. THE BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE SET FORTH HEREIN OR ANY RELATED CERTIFICATE DELIVERED IN CONNECTION HEREWITH, THE TRANSFERRED ASSETS BEING TRANSFERRED HEREUNDER ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS “WITH ALL FAULTS,” AND THAT, EXCEPT AS EXPRESSLY SET FORTH IN

ARTICLE IV, NONE OF THE SELLERS ARE MAKING ANY REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, RESPECTING THE TRANSFERRED ASSETS, AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER MATTER. The Buyer acknowledges that the Buyer is familiar with the Transferred Assets, the Sold Companies and the Business and acknowledges that any projections or pro forma statements are for illustration purposes and do not, in and of themselves, form the basis of any liability or a representation or warranty. The Buyer is not relying on any representation and warranty other than those expressly set forth in this Agreement, any Transaction Document or other ancillary agreement, or any certificate delivered in connection with the foregoing.

Section 5.9 Financing. The Buyer has (through cash on hand, existing credit arrangements or otherwise) as of the date hereof, and will have at the Initial Closing, sufficient funds to pay the Unadjusted Purchase Price, any transaction expenses to be incurred by the Buyer in connection with this Agreement through the Initial Closing Date and all other amounts payable by the Buyer at the Initial Closing.

Section 5.10 UK Value Added Tax. (a) The entity which acquires the UK Asset Class, whether the Buyer or an Affiliate to which it has assigned rights hereunder pursuant to Section 13.8, will become registered under the VAT Act by the time of the Closing applicable to the UK Asset Class.

(b) The UK Asset Class will be used by the Buyer (or any of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8 that acquires the UK Asset Class) in carrying on the same kind of business for which the UK Asset Class is used by the Seller of the UK Asset Class.

(c) There are no arrangements in existence for the transfer by the Buyer (or any of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8 that acquires the UK Asset Class) of the legal or the beneficial interest in the UK Asset Class.

(d) The provisions of paragraph (2B) of Article 5 of the VAT Order do not apply to the Buyer (or any of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8 that acquires the UK Asset Class), and the Buyer undertakes to notify the Company promptly in writing if that paragraph becomes applicable at any time on or before the Closing applicable to the UK Asset Class.

(e) The Buyer undertakes to the Company that the Buyer (or any of its Affiliates to which it has assigned rights hereunder pursuant to Section 13.8 that acquires the UK Asset Class), if and to the extent that the Seller has notified the Buyer in writing, not later than 15 Business Days prior to the relevant Closing Date, that it (or its applicable Affiliate) has made any election as described in the following sub-paragraphs and provided reasonable evidence of the same:

(i) shall make an election (if it has not done so prior to the date of this Agreement) to waive the exemption from VAT pursuant to paragraph 2 of Schedule 10 to the VAT Act in respect of the Leased Real Properties that are part of the UK Asset Class.

Such election by the Buyer (or its Affiliate) shall have effect no later than the relevant date (which has the meaning given to it by paragraph (3) of Article 5 of the VAT Order);

(ii) will not revoke such election under the provisions of paragraph 23 of Schedule 10 to the VAT Act;

(iii) shall give written notification to HMRC of such election as required by paragraph 20 of Schedule 10 to the VAT Act, together with any other information referred to in that paragraph, within the time limit referred to in that paragraph; and

(iv) shall supply to the Company at or prior to the Closing applicable to the UK Asset Class evidence to the Company that is reasonably necessary to establish that it is registered under the VAT Act and copies of all elections and notifications referred to in sub-clauses (i) and (iii) above and of any acknowledgment received from HMRC.

ARTICLE VI

COVENANTS RELATING TO PERSONNEL ARRANGEMENTS

Section 6.1 Employees and Employee Benefits.

(a) Transfer and Certain Terms and Conditions of Employment. The Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) shall offer employment to each U.S. Employee who remains employed by the Company or a Subsidiary at the Initial Closing Date, and at the Initial Closing Canada Newco shall continue the employment of each Transferred Canadian Employee who remains employed by Canada Newco at such time, in each case, with substantially comparable terms and conditions of employment, including the same rate of base salary, wages or other base compensation, the same target bonus opportunity and substantially comparable aggregate employee benefits to those in effect for each employee immediately prior to the Initial Closing Date (other than with regard to equity, retiree medical or defined benefit pension plan benefits for U.S. Employees or retiree medical or defined benefit pension plan benefits for Canadian Employees). In the case of each Employee listed on Schedule 6.1(a) (the “Specified Employees”), the offer or continuation of employment by the Buyer or its Affiliate must meet the criteria of Substantially Equivalent Employment. Any offers of employment to the U.S. Employees shall provide for employment commencing as of the Initial Closing Date, except (i) as provided in Section 6.3 or (ii) with respect to any offers of employment to any U.S. Employee on an approved short or long term disability or workers’ compensation leave of absence as of the Initial Closing Date (each, a “U.S. Leave Employee”), which shall provide for employment commencing as of the date that such U.S. Leave Employee returns to active employment; provided that such U.S. Leave Employee returns to active employment within six months following the Initial Closing Date. The Buyer shall communicate with the Company prior to the extension of employment offers with respect to communicating employment offers to the U.S. Employees. Sellers shall not interfere with the Buyer’s extension of employment offers to Employees and shall direct their officers and directors, and those of their Affiliates, and any Specified Employee who remains employed at the Initial Closing, not to discourage Employees from accepting offers of employment and transfers to the Buyer or one of its Affiliates. Each U.S. Employee who accepts such offer of employment with the Buyer or an Affiliate of the Buyer and becomes an employee of the Buyer or an Affiliate of the Buyer is referred to as a “Transferred U.S. Employee.” In no event shall a U.S. Leave Employee or Sponsored

Employee become a Transferred U.S. Employee for purposes of this Agreement until such employee begins employment with Buyer or any of its Affiliates. With respect to U.S. Leave Employees, Sponsored Employees and Canadian Employees, all references to the “Initial Closing” or “Initial Closing Date” in this Agreement, except in this Section 6.1(a), the first sentence of Section 6.1(b), Section 6.1(g) and Section 6.1(k), shall refer to the date on which a U.S. Leave Employee, a Sponsored Employee or a Canadian Employee becomes a Transferred U.S. Employee or a Transferred Canadian Employee, respectively. Effective as of the Initial Closing, the Company’s or applicable Asset Seller’s employment of each U.S. Employee other than a U.S. Leave Employee or Sponsored Employee, shall cease and, except with respect to a Contract for employment that is an Assumed Plan, the Buyer will not assume any Contracts for employment of any U.S. Employee. The Sellers shall be responsible for all salaries, wages, commissions, contractual incentive payments, contractual bonuses, employer insurance contributions and similar obligations (including all related Taxes and social insurance costs), relating to Transferred U.S. Employees and Transferred Canadian Employees to the extent that any such payment obligation accrues prior to the Initial Closing Date; provided that to the extent any of the foregoing is included in the Closing Working Capital then such obligations shall be assumed by the Buyer and constitute Assumed Liabilities. For the purpose of the preceding sentence, and for the avoidance of doubt, “salaries, wages, commissions, contractual incentive payments, contractual bonuses, employer insurance contributions and similar obligations” shall exclude (i) any severance or similar obligation for which the Buyer or its Affiliates have responsibility or Liability pursuant to Section 6.1(b) or by operation of applicable Law and which is not an Excluded Employee Liability and (ii) any vacation and other pay for which the Buyer or its Affiliates have responsibility or Liability pursuant to Section 6.1(j).

(b) Severance and Notice. The Buyer shall, or shall cause its Affiliates to, have in effect for a period of at least 12 months following the Initial Closing Date a severance plan, practice or policy applicable to each Transferred U.S. Employee that is not less favorable to the employee than the severance plan, practice or policy of the Asset Sellers applicable to the employee and set forth on Schedule 6.1(b)(i) (with credit for service with the Asset Sellers, Transferred Companies, their Affiliates and their predecessors as set forth in Section 6.1(h)), subject to the requirement that the applicable Transferred U.S. Employee execute and not revoke a standard release of all claims. In addition, the Buyer solely shall be responsible for, and have all Liability with respect to, (i) any severance or similar obligation with respect to or arising from the termination of employment with the Buyer or its Affiliates of a Transferred Employee and (ii) any severance or similar obligation with respect to a Specified Employee, whether or not a Transferred Employee, that results from the breach by the Buyer of its obligation under Section 6.1(a) to provide such Specified Employee with an offer or continuation of Substantially Equivalent Employment (in the case of (i) including the severance obligations, and in the case of (ii) as set forth on Schedule 6.1(b)(ii) (payable pursuant to the terms of Schedule 6.1(b)(ii)) and the employer portion of any payroll, social security, unemployment or similar Taxes); provided, however, that the Company shall promptly reimburse the Buyer for the excess of (A) the amount of severance paid by the Buyer to a Specified Employee pursuant to Schedule 6.1(b)(ii) that exceeds six (6) months of the Specified Employee’s annual base salary at the time of the Specified Employee’s separation from the Buyer and its Affiliates (or, if the Buyer or an Affiliate of the Buyer does not offer the Specified Employee Substantially Equivalent Employment, of the Specified Employee’s annual base salary immediately prior to the Initial Closing), over (B) the cash severance amount with respect to such Specified Employee for which the Buyer receives indemnification from the Company pursuant to Section 11.1(g). The Buyer agrees that it promptly shall provide notice to the Company (i) if an Employee listed on Schedule 6.1(b)(iii) (a “Listed Employee”) or a Specified Employee does not accept the offer or continuation of employment by the Buyer or its Affiliate; (ii) if the employment of a Listed Employee who accepts such offer or continuation of employment terminates within 6 months following the Initial Closing Date; or (iii) if the employment of a Specified Employee who accepts such offer or continuation of employment terminates within 12 months following the Initial Closing Date (in the case of (i), which notice shall specify whether the Buyer or an Affiliate of the Buyer offered Substantially Equivalent Employment to the Listed Employee or Specified Employee, and in the case of (ii) and (iii), which notice shall specify the date of the termination and whether the employment of the Listed Employee or Specified Employee was terminated by the Buyer or its Affiliate involuntarily other than for Cause (as defined on Schedule 6.1(b)(ii)), by the Listed Employee or Specified Employee for Good Reason (as defined on Schedule 6.1(b)(ii)), due to the death of the Listed Employee or Specified Employee, or for other reason).

(c) Tax-Qualified Plans. Effective as of the Initial Closing Date, each U.S. Employee shall become fully vested in his or her account balance in the Company Retirement Plan and each Canadian Employee shall become fully vested in his or her account balance in the Harris Canada Systems, Inc. Deferred Profit Sharing Plan. Effective as of the Closing Date applicable to the UK Asset Class, each UK Employee shall become fully vested in his or her account balance in the Harris Canada Systems, Inc. Deferred Profit Sharing Plan. As soon as administratively practicable following the Initial Closing Date, the Buyer shall have, or shall cause one of its Affiliates to have, in effect a defined contribution plan that is intended to be qualified under Section 401(a) of the Code and that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Buyer U.S. Retirement Plan”) in which Transferred U.S. Employees who meet the eligibility criteria thereof shall be eligible to participate. Effective as of the Initial Closing Date, the Transferred U.S. Employees shall cease to participate, contribute or accrue benefits in the Company Retirement Plan and the Transferred Canadian Employees shall cease to participate, contribute or accrue benefits in the Benefit Plans that provide for retirement savings, such as registered retirement savings plans, deferred profit sharing plans or similar arrangements, that are sponsored or maintained by any Seller or Transferred Company in connection with the Transferred Canadian Employees (the “Seller Canadian Retirement Plans”). As soon as administratively practicable following the Initial Closing Date, the Buyer shall have, or shall cause one of its Affiliates to have, in effect retirement savings plans such as registered retirement savings plans, deferred profit sharing plans or similar arrangements (the “Buyer Canadian Retirement Plans”) that are substantially comparable to the applicable Seller Canadian Retirement Plans in which the Transferred Canadian Employees who meet the eligibility criteria thereof shall be eligible to participate. The Buyer agrees to cause the Buyer U.S. Retirement Plan to accept eligible cash rollovers by Transferred U.S. Employees from the Company Retirement Plan, including promissory notes evidencing outstanding loans, and to cause the Buyer Canadian Retirement Plans to accept eligible cash rollovers or transfers by Transferred Canadian Employees from the applicable Seller Canadian Retirement Plans. The Buyer agrees that it will use commercially reasonable efforts to cause the third-party administrators of the Buyer U.S. Retirement Plan and Buyer Canadian Retirement Plans to accept any rollover or transfer contemplated pursuant to this Section 6.1(c) no later than thirty days following the date that such third-party administrator receives the documentation necessary to process such rollover or transfer. Sellers agree to not place any such loan into default during the period from the Initial Closing Date until the applicable rollover or transfer is completed; provided that the participant continues to timely make all required installment payments with respect to such loan in accordance with the Sellers’ reasonable procedures and the rollover or transfer is completed no later than one hundred twenty (120) days following the date the Buyer U.S. Retirement Plan or Buyer Canadian Retirement Plan, as applicable, is in effect.

(d) Certain Welfare Plan Matters. Effective as of the Initial Closing Date, the Buyer shall maintain or cause one of its Affiliates to maintain Welfare Plans, including a group health plan, in which Transferred U.S. Employees and Transferred Canadian Employees, and their respective spouses, dependents or other beneficiaries, who meet the eligibility criteria thereof may participate (the “Buyer Welfare Plans”). Following the Initial Closing Date, the Buyer shall use commercially reasonable efforts to ensure that (i) no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to any Transferred U.S. Employees and Transferred Canadian Employees covered by Welfare Plans maintained by the Asset Sellers, Transferred Companies or their Affiliates immediately prior to the Initial Closing Date (the “Seller Welfare Plans”), or their spouses, dependents or other beneficiaries, under any similar Buyer Welfare Plans to the extent such exclusions did not apply under the similar Seller Welfare Plans, and (ii) any costs or expenses incurred by the Transferred U.S. Employees and Transferred Canadian Employees (and their spouses, dependents and other beneficiaries) under the Seller Welfare Plans with respect to the plan year that includes the Initial Closing Date, up to (and including) the Initial Closing Date, shall be specifically applied for purposes of satisfying any similar deductible, maximum out-of-pocket provisions and similar limitations on coverage under the Buyer Welfare Plans for the applicable plan year in which the Initial Closing Date occurs. Effective as of the Initial Closing Date, the Transferred U.S. Employees and Transferred Canadian Employees shall cease to participate in or accrue benefits under all Seller Welfare Plans (in the case of the Transferred U.S. Employees, except to the extent they are eligible for and elect retiree coverage in accordance with the terms thereof or as required by COBRA).

(e) COBRA. The Company and its Affiliates shall be solely responsible for any and all Liabilities relating to compliance with the requirements of COBRA, including the provision of continuation coverage, with respect to all Employees who do not become Transferred U.S. Employees, and their spouses and dependents, and with respect to Transferred U.S. Employees, and their spouses and dependents, for whom a qualifying event occurs prior to or on the Initial Closing Date. The Buyer and its Affiliates shall be solely responsible for any and all Liabilities relating to compliance with the requirements of COBRA, including the provision of continuation coverage, with respect to qualifying events with respect to Transferred U.S. Employees, and their spouses and dependents, that occur after the Initial Closing Date.

(f) Cafeteria Plan. The Buyer shall have in effect, or cause to be in effect, as of the Initial Closing Date, flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (the “Buyer Cafeteria Plan”) in which Transferred U.S. Employees who meet the eligibility criteria thereof may participate. As soon as practicable following the Initial Closing Date, the Company shall cause to be transferred to the Buyer an amount in cash equal to the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts under the Company’s cafeteria plan in which such Transferred U.S. Employees participate (the “Company Cafeteria Plan”) made during the year in which the Initial Closing Date occurs by the Transferred U.S. Employees over the aggregate reimbursement payouts made for such year from such accounts to such Transferred U.S. Employees. The Buyer or an Affiliate of the Buyer shall cause the balance of each Transferred U.S. Employee’s accounts under the Company Cafeteria Plan as of the Initial Closing Date to be credited to the Transferred U.S. Employee’s corresponding accounts under the Buyer Cafeteria Plan in which such employee participates following the Initial Closing Date. On and after the Initial Closing Date, the Buyer shall assume and be solely responsible for all claims for reimbursement by the Transferred U.S. Employees, whether incurred prior to, on or after the Initial Closing Date, that have not been paid in full as of the Initial Closing Date, which claims shall be paid pursuant to and under the terms of the Buyer Cafeteria Plan, and the Buyer shall indemnify and hold harmless the Sellers from any and all claims by or with respect to the Transferred U.S. Employees for reimbursement under the Company Cafeteria Plan that have not been paid in full as of the Initial Closing Date. The Buyer agrees to cause the Buyer Cafeteria Plan to honor and continue through the end of the calendar year in which the Initial Closing Date occurs the elections made by each Transferred U.S. Employee under the Company Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Initial Closing Date.

(g) Sick Pay and Disability. The Asset Seller of the US Asset Class shall be solely responsible for sick pay and disability (whether long-term or short-term) coverage of U.S. Leave Employees who do not become Transferred Employees because they do not return to active employment within six months following the Initial Closing Date.

(h) Credited Service. With respect to each Benefit Plan, including severance, vacation and paid time-off plans, policies or practices, sponsored or maintained by the Buyer or an Affiliate of the Buyer, the Buyer or such Affiliate shall recognize, for all Transferred Employees, credit for all service with the Sellers, their Affiliates and their respective predecessors, for all purposes (including eligibility, vesting, level of benefits, benefit accrual (other than under a defined benefit pension plan), pre-existing condition limitations and early retirement subsidies); provided that no service credit shall be granted to the extent any duplication of benefits results.

(i) Workers’ Compensation. The Sellers shall have the obligation and Liability for any workers’ compensation, occupational disease or illness or similar workers’ protection claims with respect to any Transferred Employee, to the extent the injury or illness giving rise to such claim originated prior to the applicable Closing Date. The Buyer shall have the obligation and Liability for any workers’ compensation, occupational disease or illness, or similar workers’ protection claims with respect to any Transferred Employee, to the extent the injury or illness giving rise to such claim originates on or after the applicable Closing Date.

(j) Vacation. Effective as of the applicable Closing Date, except as otherwise required by applicable requirements of Law, the Asset Sellers’ and Transferred Companies’ obligations and Liability with respect to the accrued and unused vacation days of the Transferred Employees shall be transferred to and assumed by the Buyer and its Affiliates, and the Buyer and its Affiliates shall recognize and provide all such unused vacation and pay; provided that such unused vacation pay is included in the Closing Working Capital.

(k) WARN. The Buyer shall be responsible for all Liabilities under WARN resulting from or arising after the Initial Closing as a result of actions taken by the Buyer or its Affiliates.

(l) Employment Taxes. The Buyer and the Sellers shall follow the “standard procedure for predecessors and successors” set forth in Section 4 of Revenue Procedure 2004 53, 2004 34 IRB 320 with respect to Transferred U.S. Employees, and without unreasonable delay the Sellers shall provide Buyer with such information regarding employment taxes paid for the calendar year in which the Initial Closing Date occurs with respect to the Transferred U.S. Employees as Buyer may reasonably request.

(m) TUPE Regulations.

(i) The Buyer and the Sellers intend and agree that the sale and purchase of the Transferred Assets that constitute the UK Asset Class pursuant to this Agreement will constitute a relevant transfer for the purposes of the TUPE Regulations and, accordingly, that at the Closing Date applicable to the UK Asset Class, the contracts of employment of the UK Employees who remain in employment with an Asset Seller immediately prior to such Closing Date will, excluding any provisions of an occupational pension scheme which relate to benefits for old age, invalidity or survivors (within the meaning given to those terms under regulation 10 of the TUPE Regulations), transfer to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) by operation of Law under the TUPE Regulations.

(ii) The Asset Seller of the UK Asset Class shall provide the Buyer with all such information relating to the UK Employees as set out in regulation 11 of the TUPE Regulations, no later than the earlier to occur of 15 Business Days after the date of this Agreement and such time as is specified in that regulation.

(iii) Subject to the Asset Seller of the UK Asset Class’s compliance with Section 6.1(m)(ii), the Buyer shall provide the Company and the Asset Seller of the UK Asset Class with such information relating to the UK Employees on a timely basis as may be required by regulation 13(4) of the TUPE Regulations.

(iv) The Sellers shall be responsible for all salaries, wages, commissions, contractual incentive payments, contractual bonuses and employer insurance contributions made to or on behalf of an employee and Taxes relating to the Transferred UK Employees (“UK Employment Costs”) to the extent that any such UK Employment Cost accrues prior to the Closing Date applicable to the UK Asset Class and the Buyer shall be responsible for UK Employment Costs that accrue thereafter. That parties agree that all necessary apportionments shall be made to give effect to this Section 6.1(m)).

(v) The Buyer shall comply with in all material respects its obligations under the Pensions Act 2004 in relation to pension provision for the Transferred UK Employees.

(vi) The Buyer and the Sellers shall cooperate regarding the information and consultation requirements of the TUPE Regulations and the Sellers shall procure that the

Buyer and its Affiliates shall be permitted to attend meetings and issue communications to the UK Employees or their representatives.

(vii) The Buyer shall have the obligation and liability for any UK Employee who is absent from work on long term disability, whether the injury giving rise to such absence originates prior to, on or after the Closing Date applicable to the UK Asset Class; provided, that with respect to any UK Employee who is absent from work on long term disability prior to the Closing Date applicable to the UK Asset Class, Sellers properly transfer and assign to Buyer at the Closing Date applicable to the UK Asset Class the related insurance policies. If such transfer and assignment is restricted due to a term in any such insurance contract, the Company and the Buyer shall each use its commercially reasonable efforts to secure consent from the applicable insurance carrier to such insurance contract to provide such assignment and transfer and the Buyer shall cooperate with the Company and provide such assistance as the Company may reasonably request to secure such consent.

(n) Labor Agreements. In connection with the execution of this Agreement and the consummation of the Contemplated Transactions, Sellers shall, and shall cause its Affiliates to, comply in all material respects with all applicable Laws and the terms of any Contract relating to any labor or trade union, works council, labor organization or other authorized employee representative representing any employee of the Business, including all notification and/or consultation requirements. The Buyer and its Affiliates shall cooperate with Sellers in good faith in connection with any works council consultations or approvals that are required or that Sellers and the Buyer reasonably agree in good faith are advisable in connection with the Contemplated Transactions.

(o) Employee Communications; Information. From the date hereof through the applicable Closing Date, (i) Sellers shall provide the Buyer with reasonable access during normal business hours to, and shall facilitate meetings with, employees of the Business who may become Transferred Employees for purposes of making announcements concerning and preparing for the consummation of the Contemplated Transactions, it being understood that Sellers shall be entitled to attend any such meetings, and Sellers and the Buyer shall cooperate in good faith regarding the topics to be discussed at such meetings, and (ii) Sellers and the Buyer shall cooperate in good faith regarding any broadly distributed communication to employees of the Business relating to employment, benefits and compensation with the Buyer and its Affiliates following the applicable Closing. Sellers shall provide the Buyer with all information which is reasonably requested by the Buyer that is necessary to permit the Buyer to perform its obligations under this Article VI, including such information as may be reasonably requested by the Buyer following the Initial Closing Date, and Sellers’ agreement to provide such information shall survive the Initial Closing Date for so long as the Buyer remains obligated to perform under this Article VI.

(p) Canadian Notices. Harris Canada shall provide written notices to Canadian Employees to affect the continuation of their employment with Canada Newco, on the same terms and conditions of employment as enjoyed by the Canadian Employees prior to the closing of the Canadian Pre-Closing Reorganization. Such notices shall advise Canadian Employees that the Buyer in this Agreement has agreed that Canada Newco shall continue the employment of Transferred Canadian Employees following the Initial Closing Date on substantially comparable terms and conditions of employment in accordance with the requirements of Section 6.1(a), and that any changes to terms and conditions of employment effective on and after the Initial Closing Date shall be subsequently communicated by Buyer or an Affiliate of Buyer. Following the provision of such written notices by Harris Canada, Buyer or an Affiliate of Buyer shall communicate to the Transferred Canadian Employees any changes to terms and conditions of employment with Canada Newco, effective on and after the Initial Closing Date, which changes shall in all respects be in accordance with the requirements of Section 6.1(a), and may request that the Transferred Canadian Employees agree to any such changes in a written agreement with Buyer or an Affiliate of Buyer; provided, however, that the failure of any Transferred Canadian Employee to enter into such an agreement will in no way impact Buyer`s responsibility for Liabilities for severance, separation, termination or notice period pay or similar payments arising in respect of the Transferred Canadian Employees on or after the Initial Closing Date as a result of changes to terms and conditions of employment on and after the Initial Closing Date or otherwise. The Sellers and Buyer shall cooperate in good faith in respect of notices, communications and agreements provided to the Transferred Canadian Employees prior to the Initial Closing Date, and the Sellers shall not discourage Transferred Canadian Employees from signing written agreements regarding changes to terms and conditions of employment with Canada Newco on and after the Initial Closing Date.

(q) German Employee Notification. Harris Communications GmbH (the “German Seller”) and the Buyer shall inform each German Seller Employee in an information letter (§ 613a-Schreiben) compliant with applicable Law about (i) the transfer to the Buyer and its Affiliates, (ii) the time or the envisaged time of the transfer, (iii) the reason for the transfer, (iv) the legal, economic and social consequences of the transfer, (v) the measures contemplated with respect to the German Seller Employees, and (vi) the right to object to the transfer within one month after the receipt of the notification in sufficient time to ensure the one month’s objection period has expired prior to the applicable Closing. To the extent the Buyer or any of its Affiliates has not already done so prior to the execution and delivery of this Agreement, without undue delay following the date of this Agreement the Buyer shall furnish Sellers with all information as reasonably required by Sellers to prepare the information letters as required by the applicable Laws. The German Seller shall forward without undue delay to the Buyer, and the Buyer or its Affiliates shall forward without undue delay to Sellers, copies of any notices of objection received from any of the German Seller Employees. Sellers and the Buyer or their respective Affiliates shall coordinate and agree the content of the information letters in good faith and without undue delay prior to rendering them to the German Seller Employees.

(r) Automatically Transferred Plans. From the date hereof and prior to the applicable Closing, the Company and the Buyer will cooperate to identify, with the assistance of their respective counsel, the Sellers’ Benefit Plans that are Automatically Transferred Plans.

Section 6.2 Other Business Employees and Employee Benefits. With respect to any Other Business Employee who remains employed by the Company or a Subsidiary as of the applicable Closing Date, effective as of such date, the Buyer or an Affiliate of the Buyer shall offer comparable employment to or continue the employment of the Other Business Employee at the same rate of base salary, wages or other base compensation, same target bonus opportunities and under reasonably comparable employee benefits in the aggregate, including recognition of past service credit; provided that no service credit shall be granted to the extent any duplication of benefits results. The Buyer or an Affiliate of the Buyer shall use commercially reasonable efforts to provide such employees any other terms and conditions of employment as are made available to such individual immediately before the applicable Closing Date that must be continued to constitute comparable employment pursuant to any applicable Law or contractual obligations. Each Other Business Employee who accepts such offer of employment and commences employment with the Buyer or an Affiliate of the Buyer, or continues employment with a Transferred Company or transfers to the Buyer or an Affiliate of the Buyer under the Transfer Regulations is referred to as an “Other Transferred Employee.” To the extent not prohibited by applicable Law, the applicable Asset Seller shall terminate the employment of all of the Other Business Employees employed by such Asset Seller immediately prior to the applicable Closing, except as provided in Section 6.3. The Buyer shall assume all of the Liabilities and obligations of the Sellers and their Affiliates with respect to, any severance, separation or termination pay, notice period and similar Liabilities arising from the termination or transfer of employment of any Other Business Employee which are not Excluded Employee Liabilities. The Sellers shall be responsible for any severance, separation or termination pay, notice period and similar Liabilities (including all related Taxes and social insurance costs) arising from the termination or transfer of employment of any Other Business Employee which are Excluded Employee Liabilities, and all salaries, wages, commissions, contractual incentive payments, contractual bonuses, employer insurance contributions and similar obligations, including any related taxes and social insurance costs, relating to Other Transferred Employees to the extent that any such payment obligation accrues prior to the applicable Closing Date. For the purpose of the preceding sentence, and for the avoidance of doubt, “salaries, wages, commissions, contractual incentive payments, contractual bonuses, employer insurance contributions and similar obligations” shall exclude (i) any severance or similar obligation for which the Buyer or its Affiliates have responsibility or Liability pursuant to this Section 6.2 or by operation of applicable Law and which is not an Excluded Employee Liability, (ii) any vacation and other pay for which the Buyer or its Affiliates have responsibility or Liability pursuant to Section 6.1(j), and (iii) any termination or retirement indemnities in France, end of service gratuities in the United Arab Emirates, TFR indemnities in Italy, long service award in Australia and any similar indemnities, gratuities, awards or payments.

Section 6.3 Sponsored Employees. Any offer of employment by the Buyer or its Affiliate to an employee of the Business working on a Seller-sponsored visa or work permit as of the applicable Closing Date (each, a “Sponsored Employee”), shall provide for employment commencing as of the date that sponsorship of the applicable visa or work permit is lawfully transferred or granted to the Buyer or its Affiliate. The applicable Asset Seller shall terminate the employment of the Sponsored Employee immediately prior to the date on which the Buyer or its Affiliate will become the sponsor. Promptly following the applicable Closing Date, the Buyer or its Affiliate shall petition the applicable Governmental Body for the transfer of each Sponsored Employee’s visa or grant of a new work permit, and the Buyer or its Affiliate shall use commercially reasonable efforts (including the use of premium or similar methods of expedited processing) to complete the sponsorship process within 90 days following the applicable Closing Date. The Buyer and the Sellers will cooperate with each other and with the applicable Governmental Body with respect to the visa or work permit sponsorship process for the Sponsored Employees. The Buyer agrees to pay all costs and expenses related to the transfer or grant of the visa or work permit sponsorship of the Sponsored Employees, excluding expenses related to Sellers’ advisors, and assume all immigration-related rights and obligations for the

Sponsored Employees, to the extent permitted by applicable Law. During the period between the applicable Closing Date and the date on which the visa or work permit is transferred or granted to the Buyer or its Affiliate, the Sponsored Employees shall provide services to the Buyer or its Affiliate pursuant to the terms of mutually agreeable leasing agreements. Schedule 6.3 sets forth the name, type of visa or work permit and issuing country and country of citizenship of each employee of the Business working on a Seller-sponsored visa or work permit as of the date of this Agreement.

Section 6.4 No Third Party Beneficiaries/Limitation of Restrictions on Buyer’s Post-Closing Business Operations. No provision contained in this ARTICLE VI shall (i) be treated as an amendment of any particular employee benefit plan or compensation arrangement maintained or to be maintained by the Sellers, the Buyer or any of their respective Affiliates, (ii) except as expressly provided herein (other than Sections 6.1(a) and 6.2) or under applicable Law, obligate the Buyer or any of its Affiliates to (A) maintain any particular benefit plan or compensation arrangement or (B) retain the employment, or terms of employment, of any particular employee, after the applicable Closing Date or (iii) except as expressly provided herein (other than Sections 6.1(a) and 6.2) or under applicable Law, prevent the amendment or termination of any employee benefit plan or compensation arrangement after the applicable Closing Date or interfere with the right or obligation of the Buyer or its Affiliates to make changes to such a plan or arrangement. Without limiting the generality of Section 13.5, the Sellers and the Buyer acknowledge and agree that all provisions contained in this ARTICLE VI are included for the sole benefit of the Sellers, the Buyer and their respective Affiliates, and that nothing in this ARTICLE VI, whether express or implied, shall create any third party beneficiary or other rights in any other Person, including any Transferred Employee or any other employee, former employee, or participant in any employee benefit plan or compensation arrangement (or any spouse, dependent or other beneficiary thereof), of the Sellers, the Buyer or their respective Affiliates.

ARTICLE VII

COVENANTS PENDING THE CLOSINGS

Section 7.1 Approvals; HSR Filing; Consents. (a) Each of the Company and the Buyer shall (i) make or cause to be made all filings required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act or other Antitrust Laws with respect to the Contemplated Transactions as promptly as practicable and, in any event, within 10 Business Days after the date hereof in the case of all filings required under the HSR Act and within two weeks in the case of all other filings required by other Antitrust Laws, (ii) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Affiliates from the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or any other Governmental Body under any Antitrust Laws with respect to any such filing or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or any other Governmental Body under any Antitrust Laws with respect to any such filing or such transaction. Each party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Contemplated Transactions. Each party shall promptly inform the other party hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. Neither party hereto will independently participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other party hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either party hereto relating to proceedings under the HSR Act or other Antitrust Laws. Either party may, as it deems advisable and necessary, reasonably, designate any competitively sensitive material provided to the other party under this Section 7.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials.

(b) Each of the Company and the Buyer shall use its best efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the Contemplated Transactions under the Antitrust Laws. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging that any Contemplated Transaction is in violation of any Antitrust Law, each of the Company and the Buyer shall cooperate and use its best efforts to contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Contemplated Transactions, including by pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, the Company and the Buyer decide that litigation is not in their respective best interests. Each of the Company and the Buyer shall use its best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. In connection with and without limiting the foregoing, each of the Company and the Buyer agree to use its best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under any Antitrust Laws that may be asserted by any federal, state and local and non-United States antitrust or competition authority, so as to enable the parties to close the Contemplated Transactions as expeditiously as possible, including committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the sale or disposition of such of its assets or businesses as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any Order in any Action, that would otherwise have the effect of preventing or materially delaying the consummation of the Contemplated Transactions.

(c) The Buyer and the Company shall reasonably cooperate with one another (i) in determining whether any other action by or in respect of, or filing with, any Governmental Body is required in connection with the consummation of the Contemplated Transactions and (ii) in taking such actions or making any such filings, in furnishing such information as may be required in connection therewith. Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable, as promptly as practicable, to transfer (or, if not transferable, reissue) to Buyer any Environmental Permits required for the lawful operation of the Real Property and the Business as of the Initial Closing Date.

Section 7.2 Representations and Updates. From the date hereof to the Final Closing Date, each of the Company and the Buyer promptly shall notify the other in writing (a) if it has Knowledge that any information set forth in any of the representations or warranties made by it herein is no longer materially correct, or (b) if it gains Knowledge that any of its representations or warranties made by it herein were incorrect in any material respect when made. No such disclosures shall be deemed to modify, amend or supplement the representations or warranties of the Company or the Buyer contained herein or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant or for any other purpose whatsoever (including satisfaction of the conditions), and, for the avoidance of doubt, in no event shall any such disclosure modify, reduce or otherwise affect the Company’s or the Buyer’s indemnity obligations hereunder.

Section 7.3 Commercially Reasonable Efforts. The Company and the Buyer shall each use commercially reasonable efforts to cause all of the conditions to the obligations of the other to consummate the Contemplated Transactions that are within its control to be met as soon as reasonably practicable after the date of this Agreement. Without limiting the foregoing, the Buyer shall use commercially reasonable efforts to establish any necessary presence (which may include, if appropriate, appointment of a distributor) in each territory or country in which each Asset Class is located so that each Closing can take place without delay.

Section 7.4 Access to Premises and Information; Customers.

(a) From the date hereof to the Final Closing Date, the Company shall give to, or cause to be made available for, the Buyer and its other Representatives and prospective lenders access to and the right, upon reasonable prior notice and in such a manner that does not disrupt the Sellers’ and the Transferred Companies’ businesses, to inspect during normal business hours all the properties, documents, Assigned Contracts, and Records of the Asset Sellers or Transferred Companies relating to the Business; provided that, subject to the final sentence of this Section 7.4(a), the parties shall maintain the confidentiality of any disclosed information to the extent set forth in the Confidentiality Agreement, dated June 22, 2012 (the “Confidentiality Agreement”), between an Affiliate of the Buyer and the Company, and the Buyer and the Company shall not seek or provide access to information if such disclosure would, in the good faith reasonable belief of the Company, result in or constitute (i) a waiver of attorney-client privilege or other privilege of the Company or any of its Affiliates, (ii)a violation of applicable Law or (iii) a breach of contract, except that, the Company shall be required to disclose any such information under clauses (i) and (ii) if the Buyer is willing to enter into a joint defense agreement on customary terms and conditions with the Company and/or any applicable Affiliates regarding the matters relating to such disclosure or provide that such information is shared on an “outside counsel” basis. If such access is restricted due to a term in an Assigned Contract, the Company shall use its commercially reasonable efforts to secure consent from the other party to such an Assigned Contract to provide such access. The execution of this Agreement shall constitute written consent by the Company pursuant to the Confidentiality Agreement (x) to all actions of the Buyer and its Affiliates expressly permitted or contemplated by this Agreement and the Transaction Documents, (y) to waive the limitations contained in the Confidentiality Agreement to the extent (and only to the extent) that such limitations restrict contacting and working with financing sources, their Affiliates, advisors and representatives, and (z) subject to Section 10.1, to acknowledge that Section 5 of the Confidentiality Agreement shall be of no further force and effect.

(b) Except as described in Section 6.1(o), until the Initial Closing, none of the Buyer or any of its individual Representatives working on its behalf in connection with the Contemplated Transactions will, directly or indirectly, communicate with the Employees (other than the Employees described on Schedule 7.4(b)(i)) and suppliers and customers of the Business relating to this Agreement and the Contemplated Transactions without first obtaining the prior consent of the Persons identified on Schedule 7.4(b)(ii), which consent may require that the communication be undertaken jointly with the Company and which will not be unreasonably or unnecessarily withheld, delayed or conditioned.

Section 7.5 Conduct of Business.

(a) Except as set forth on Schedule 7.5, or as may be otherwise provided by this Agreement (including pursuant to Sections 7.6 and 7.7) or as required by Law, or with the prior written consent of the Buyer, which shall not be unreasonably or unnecessarily withheld, delayed or conditioned, from the date hereof and prior to the Initial Closing (or, for any Remaining Asset Class, the applicable Subsequent Closing), the Company will, and will cause the other Sellers and its other Affiliates to, operate the Business (including any Business Plans) only in the ordinary course consistent with past practice and use commercially reasonable efforts to preserve intact the Business and the organizations, goodwill and business relationships of the Business.

(b) Except as set forth on Schedule 7.5, or as may be otherwise provided by this Agreement (including pursuant to Sections 7.6 and 7.7) or as required by Law, or with the prior written consent of the Buyer, which shall not be unreasonably or unnecessarily withheld, delayed or conditioned, from the date hereof and prior to the Initial Closing (or, for any Remaining Asset Class, the applicable Subsequent Closing), the Company covenants and agrees (x) not to take (solely with respect to the Business, the Transferred Assets and the Transferred Companies), (y) to cause the Transferred Companies not to take, and (z) to cause the other Sellers and its other Affiliates (solely with respect to the Business, the Transferred Assets and the Transferred Companies) not to take, in each case, any of the following actions:

(i) make any material change in the conduct of the Business;

(ii) other than in the ordinary course of business consistent with past practice, (A) enter into any Contract that would be included in the definition of Material Contracts if it had been entered into as of the date of this Agreement, or (B) amend or modify in any material respect, waive any material right under or terminate any Material Contract (or any Contract described in clause (A));

(iii) amend any Organizational Document of any Transferred Company; effect or authorize any restructuring, reorganization or complete or partial liquidation; reclassify, split, combine, redeem or subdivide, or issue, sell, deliver, pledge, dispose of or otherwise encumber, directly or indirectly, any of the Shares or any capital stock or other Equity Interests of any Transferred Company; or allow any other Person to take any of the foregoing actions;

(iv) (A) make, declare, set aside, authorize or pay any dividend, or make any other distribution in respect of, any of Equity Interests of any Transferred Company other than (x) cash dividends paid in full in compliance with applicable Law prior to the Initial Closing and (y) cash dividends or distributions by one or more Transferred Companies to another Transferred Company, or (B) take any action that would reduce the paid-in capital, statutory capital or other local Law equivalent of any Transferred Company in violation of Law or result in negative equity or negative retained earnings or other local Law equivalent of any Transferred Company;

(v) as to any Transferred Company, acquire (whether by merging or consolidating with, or agreeing to merge or consolidate with, or purchasing, or agreeing to purchase, Equity Interests in or substantially all, or a material portion, of the assets of, or otherwise acquire) any business or any corporation, limited liability company, partnership, association or other Person or business organization or division thereof;

(vi) create, assume, incur or become obligated with respect to any Indebtedness in excess of $500,000;

(vii) other than sales of inventory in the ordinary course of business, sell, license, lease, sublease, mortgage, pledge or otherwise encumber, suffer to exist any Lien on (other than Permitted Liens), dispose of or otherwise transfer any Transferred Assets or any properties, assets or equipment owned by any Transferred Company;

(viii) make any loans, investments, contributions or advances in or to any Person, except for (i) loans or advances in the ordinary course of business consistent with past practice, to any employee of the Business or (ii) contributions with respect to Benefit Plans in the ordinary course of business consistent with past practice;

(ix) fail to make capital expenditures as contemplated by the annual plan for the current fiscal year of the Business, as amended (if applicable) prior to the date of this Agreement;

(x) make any material change to any policy or practice regarding the extension of customer credit, sales of inventory, collection of accounts receivable or payment of accounts payable;

(xi) waive, release, settle or compromise any pending or threatened Action (A) having an estimated value in excess of $250,000 individually or $500,000 in the aggregate, (B) relating to the Contemplated Transactions or (C) involving any (I) admission of wrongdoing, (II) recourse against, or obligation of, any Transferred Company other than the payment of monetary damages or (III) any Liability that is or would be an Assumed Liability;

(xii) fail to renew any material Permit that expires prior to the applicable Closing Date;

(xiii) change any method of accounting or accounting practice, except for any such change required by reason of a concurrent change in U.S. GAAP, the Code or applicable Law;

(xiv) make, revoke or change any Tax election; settle or compromise any Action in respect of Taxes; adopt or change any method of Tax accounting; file any amended Tax Return; enter into any Tax allocation, indemnity, sharing, closing or similar Contract; surrender, settle or compromise any right to claim a Tax refund; consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, or take any other action, in each case that could materially increase the Tax liabilities, or materially decrease the Tax attributes, of the Buyer and its Affiliates (including the Transferred Companies) in a Post-Closing Tax Period or Post-Closing Straddle Period;

(xv) except as required or contemplated by the existing terms of a Benefit Plan, (a) increase, or accelerate the vesting or payment of or fund or in any other way secure, the compensation payable to or other benefits provided to, or grant any bonus to, the directors, officers, employees or consultants of the Business whose base compensation as of the date hereof equals $150,000 per year or greater (each, a “Key Employee”), (b) grant any rights to severance or termination pay or notice, or enter into or amend any employment agreement or severance agreement (other than offer letters that do not provide rights to severance or similar benefits in excess of those required by applicable Law or provided under the Harris Corporation Severance Pay Plan as in effect at the date of this Agreement) with respect to an employee of the Business, or (c) terminate, adopt, establish, amend or enter into any Benefit Plan with respect to any employee of the Business, other than (i) to the extent uniformly applied to similarly situated employees of Sellers and their Affiliates who are not employees of the Business or (ii) with respect to an offer letter, employment agreement, consulting agreement, severance agreement or similar agreement that does not provide rights to severance or benefits in excess of those under the existing terms of a Sellers’ Benefit Plan or as required by applicable Law (in the case of each of (i) and (ii), provided that, except as required under applicable Law, any such changes shall not be taken into account in determining whether Buyer has complied with its obligations under Article VI) or (d) terminate (other than for cause), promote, demote or otherwise change the title of any Key Employees;

(xvi) hire for or transfer to the Business any individual who, if employed on the date hereof, would be an Employee, other than any such individual who is hired or transferred to the Business to fill a position that is open as of the date hereof or that becomes open in the ordinary course of business after the date hereof due to the termination of an Employee;

(xvii) effectuate any “plant closing” or a “mass layoff” (as defined in WARN) affecting any single site of employment or one or more facilities or operating units within any single site of employment of the Company prior to the Initial Closing;

(xviii) other than in the ordinary course of business consistent with past practice, grant any material right or license in any Transferred IP Assets or fail to renew or (in the case of applications) fail to continue prosecution of any Listed Intellectual Property; or

(xix) authorize, commit or agree to take any of the actions described in this Section 7.5(b).

Section 7.6 Transfer of Assets from Transferred Companies prior to Closing. (a) Prior to the applicable Closing, each Transferred Company (including those with respect to the Asset Classes of Brazil, Cayman Islands, China, Hong Kong, India, Mexico and Singapore) may sell, grant, transfer and assign all of its assets, properties and rights that are not primarily used (or primarily held for use) in the Business or that constitute an Excluded Asset to any Person, including the Company or any of its Affiliates, such that the Transferred Company will not hold any Excluded Assets as of the Closing applicable to such Transferred Company; provided that (a) any such transfer shall be conducted in compliance with all applicable Laws and Contracts and (b) any Liabilities resulting from such transfers shall be considered Excluded Liabilities. The Company shall, and shall cause its Affiliates to, use commercially reasonable efforts to cause such sales, grants, transfers and assignments to occur as soon as reasonably practicable after the date of this Agreement.

(b) Subject to Section 7.6(c), no later than fifteen (15) days after the date of this Agreement, the Company shall provide notice to the Buyer whether it will take the actions set forth in Section 7.6(a) with respect to the Hong Kong Asset Class or if it will form a new entity under the Laws of Hong Kong as a wholly owned subsidiary of the Company or of one of its Subsidiaries (“Hong Kong Newco”) and cause Harris Communications Limited, a local limited company formed under the laws of Hong Kong (“Harris Hong Kong”), to sell, grant, transfer and assign all of its assets, properties and rights that would constitute Transferred Assets under Article II to Hong Kong Newco and to cause Hong Kong Newco to assume from Harris Hong Kong, and agree to pay, honor, perform and discharge when due, all Liabilities that would constitute Assumed Liabilities under Article II, in each case prior to the Closing applicable to the Hong Kong Asset Class (such transactions, the “Hong Kong Pre-Closing Reorganization”). Subject to Section 7.6(c), if the Company elects to consummate the Hong Kong Pre-Closing Reorganization, the references herein, including those on Schedules A, B, C and D, to Harris Hong Kong and to the applicable Stock Seller of the Shares of Harris Hong Kong shall be deemed to be to Hong Kong Newco and to the holder of Shares of Hong Kong Newco, respectively, and Hong Kong Newco shall be substituted for Harris Hong Kong as a Sold Company. The Company shall bear any and all expenses (including Taxes) arising solely as a result of the Hong Kong Pre-Closing Reorganization that are in excess of the expenses (including Taxes) that would have arisen if Harris Hong Kong would have been a Sold Company. Subject to Section 7.6(c), at least ten (10) Business Days prior to the consummation of the Hong Kong Pre-Closing Reorganization, the Company shall provide the Buyer with copies of all transaction documents related thereto and shall accept in good faith any reasonable comments provided by the Buyer.

(c) No later than thirty (30) days after the date of this Agreement, the Buyer may provide notice to the Company of its election to have the Transferred Assets that constitute the Hong Kong Asset Class be transferred directly to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer). If the Buyer makes such election, then the Company shall cause the Transferred Assets that constitute the Hong Kong Asset Class to be transferred directly to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) at the Closing applicable to the Hong Kong Asset Class. If such election is made by the Buyer, Harris Hong Kong will be deemed to be an Asset Seller with respect to the Hong Kong Asset Class. The Buyer shall bear any and all expenses and Transfer Taxes arising solely as a result of the Buyer’s election under this Section 7.6(c) that are in excess of the expenses and Transfer Taxes that would have arisen if

(i) in the case where the Company did not elect pursuant to Section 7.6(b) to consummate the Hong Kong Pre-Closing Reorganization, Harris Hong Kong would have been a Sold Company or (ii) in the case where the Company elected pursuant to Section 7.6(b) to consummate the Hong Kong Pre-Closing Reorganization, the Hong Kong Pre-Closing Reorganization would have been consummated and Hong Kong Newco would have been a Sold Company (assuming, for the avoidance of doubt for purposes of this clause (ii), that any Transfer Taxes imposed in connection with the Hong Kong Pre-Closing Reorganization and the transfer of Hong Kong Newco are treated as Transfer Taxes). For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, any and all Excluded Liabilities (including Excluded Taxes) arising as a result of Buyer’s election pursuant to this Section 7.6(c) shall be borne solely by the Company.

Section 7.7 Transfer of Canadian Assets prior to Initial Closing. No more than five (5) Business Days prior to the Initial Closing, the Company may cause the Transferred Assets that constitute the Canada Asset Class (excluding, for the avoidance of doubt, any assets, properties and rights that constitute an Excluded Asset) to be transferred to an entity formed under the Laws of Alberta as a wholly owned subsidiary of Harris Canada (“Canada Newco”) in consideration for the assumption by Canada Newco of the Liabilities of Harris Canada with respect to the Canada Asset Class and common shares of Canada Newco, and, in connection therewith, Canada Newco will hire the Canadian Employees (such transactions, the “Canadian Pre-Closing Reorganization”). The Buyer acknowledges that in connection with the Canadian Pre-Closing Reorganization, Canada Newco will agree with Harris Canada to make and file joint elections pursuant to the provisions of (i) section 22, subsection 20(24) and section 85 of the Canadian ITA, and the corresponding provisions of any applicable provincial tax statute, in respect of the Canadian Pre-Closing Reorganization and (ii) if applicable, section 167 of the Excise Tax Act (Canada). The Buyer covenants to cause Canada Newco to make and file such elections in the forms, and specifying such amounts, as may be requested by Harris Canada and to otherwise cause Canada Newco to comply with its obligations in respect of such elections, and any other Canadian tax elections and its other obligations as provided under the terms of the Canadian Pre-Closing Reorganization. If the Canadian Pre-Closing Reorganization is not consummated prior to the Initial Closing Date, the parties shall cooperate to cause the Transferred Assets that constitute the Canada Asset Class to be transferred to directly to the Buyer (or, subject to Section 13.8, an Affiliate of the Buyer) at the Initial Closing. The parties shall also consider whether Harris Canada and the Buyer or Affiliate can jointly execute an election under section 167 of the Excise Tax Act (Canada) in respect of the transfer of the Transferred Assets that constitute the Canada Asset Class, provided the Buyer (or its Affiliate) is registered for goods and services tax/harmonized sales tax purposes on or before the Initial Closing. Notwithstanding anything to the contrary in this Agreement, the Buyer (or its Affiliate) shall also indemnify and hold Harris Canada harmless in respect of any goods and services tax, harmonized sales tax and 50% of any penalties, interest and other amounts which may be assessed against Harris Canada as a result of the transactions under this Agreement not being eligible for such election or as a result of the Buyer’s or its Affiliate’s failures to file the election within the prescribed time. If the Company elects to proceed with the Canadian Pre-Closing Reorganization, the Buyer shall cause Canada Newco, within two Business Days after the Initial Closing, to register in the applicable land registry office, a registrable transfer for all Owned Real Property conveyed to Canada Newco as part of the Canadian Pre-Closing Reorganization and, in connection therewith, to pay all applicable land transfer taxes at the time of such registration.

The Company shall cause Harris Canada to reimburse the Buyer or Canada Newco for the portion of such land transfer Taxes for which the Company is responsible pursuant to Section 13.6, except to the extent that (A) such portion of such land transfer taxes was reflected in any Final Closing Certificate and (B) the Buyer has already been compensated by reason of the specific inclusion of such portion of such land transfer Taxes in the calculation of Closing Working Capital resulting in a reduction of the Purchase Price relative to what the Purchase Price otherwise would have been absent such inclusion, and the amount of such reimbursement shall be treated by the parties for Tax purposes as an adjustment to the portion of the Purchase Price allocated to the shares of Canada Newco hereunder. At least 10 Business Days prior to the Closing applicable to the Canada Asset Class, the Company shall inform the Buyer of any election to commence the Canadian Pre-Closing Reorganization and the progress thereof and shall provide the Buyer with copies of all transaction documents related thereto.

Section 7.8 Transaction Documents. The parties shall cooperate to prepare as soon as reasonably practicable any and all Transaction Documents not prepared as of the date of this Agreement. In addition, the parties hereby agree that each agreement, arrangement or other instrument as shall be required under Law in order to transfer the Transferred Assets or effectuate the assumption of the Assumed Liabilities in jurisdictions inside or outside of the United States shall include only those representations, warranties and indemnities provided for in this Agreement and such other provisions as are required by Law to give effect to such transfer and in any event such agreement, arrangement or other instrument will be given the same treatment as Local Transfer Documents as set forth in Section 13.9.

Section 7.9 Letters of Credit; Guarantees and Performance Bonds. The Parties acknowledge that (a) the outstanding letters of credit, letters of guaranty and (subject to the Transition Services Agreement) performance bonds set forth on Schedule 4.11(l) (except for those noted on such Schedule as expired) to the extent related to the Transferred Assets transferred as of such Closing shall be terminated and the applicable Person (including the Sellers and their Affiliates) shall be released from any obligations thereunder; (b) in connection with such termination, the Buyer shall arrange for the issuance of replacement letters of credit and letters of guaranty at or prior to such Closing and for the issuance of replacement performance bonds within 90 days after such Closing; and (c) in no event shall any Seller have any obligations with respect to any such replacement letters of credit, letters of guaranty or, except as expressly set forth in the Transition Services Agreement, performance bonds. To the extent a Closing occurs without a termination or release of the relevant letters of credits, guarantees, performance bonds or other obligations, the Buyer shall indemnify the Company and its Affiliates against any Damages of any kind whatsoever with respect to such Liabilities. The Buyer agrees to continue to use its commercially reasonable efforts after the Closings to relieve the Company and its Affiliates of all such Liabilities.

Section 7.10 [Reserved].

Section 7.11 Intercompany Debt. The Company will cause any Indebtedness or other accounts of (a) any Transferred Company that is payable to the Company or any of its Affiliates (other than another Transferred Company) and (b) the Company or any of its Affiliates (other than a Transferred Company) that is payable to a Transferred Company, to be cancelled, repaid or otherwise extinguished at or prior to the Initial Closing. Such Indebtedness will not be included as Closing Indebtedness to the extent so cancelled, repaid or otherwise extinguished.

Section 7.12 Cooperation with Financing. The Buyer acknowledges and agrees that its obligations to consummate the Initial Closing are not subject to a financing condition under Article VIII. Prior to the Initial Closing, the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, cooperate with the Buyer as reasonably requested by the Buyer in connection with any financing being sought by the Buyer in connection with the Contemplated Transactions (the “Financing”), including using commercially reasonable efforts with respect to the following: (a) making the appropriate members of the senior officers of the Business available at times and locations to be reasonably agreed upon to participate in a reasonable number of meetings, presentations, road shows, telephonic due diligence sessions, telephonic drafting sessions, sessions with rating agencies or other syndication activities, (b) assisting, by providing customary relevant information or customary documents, with the preparation of customary materials for rating agency presentations, offering documents, bank information memoranda and similar customary documents required in connection with the Financing, (c) (i) assisting, by providing relevant customary information or customary documents, and providing customary assistance with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement, and other definitive financing documents for the Financing, (ii) providing customary documents requested by the Buyer or its financing sources relating to the repayment of the existing Indebtedness of the Business and the release of related Liens, including customary payoff letters and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such debt and (iii) providing customary documentation required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, (d) furnishing to the Buyer and its financing sources, as promptly as practicable, such financial and other pertinent information regarding the Business (including Business Plans) as may be reasonably requested by the Buyer; provided that nothing in this clause (d) shall require the Company to produce or generate financial or other information or reports that are not readily available or accessible, (e) furnishing to the Buyer within 15 days of the end of each fiscal month of the Company ending prior to the Initial Closing, an unaudited balance sheet of the Business as of the end of such month and unaudited statements of income and cash flows of the Business for such month, each prepared in accordance with the accounting records and policies of the Company and with U.S. GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments, (ii) not include provision for income taxes or income tax accounts and (iii) not contain all notes thereto that may be required by U.S. GAAP), (f) furnishing to the Buyer within 20 days of the end of each fiscal quarter of the Company ending prior to the Initial Closing, an unaudited balance sheet of the Business as of the end of such quarter and unaudited statements of income and cash flows of the Business for such quarter, each prepared in accordance with the accounting records and policies of the Company and with U.S. GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments, (ii) not include provision for income taxes or income tax accounts and (iii) not contain all notes thereto that may be required by U.S. GAAP), and (g) making the appropriate members of the senior officers of the Business that will become officers of the Buyer or its Subsidiaries (including one or more Transferred Companies after the applicable Closing) available to provide customary officer’s certificates and representation letters on behalf of the Buyer or its Subsidiaries (including the Transferred Companies), including customary authorization letters with respect to the bank information memoranda (including with respect to the presence or absence of material non-public information and accuracy of the information covered therein); provided, however, that, notwithstanding anything in this Agreement to the contrary, (A) nothing herein shall require such cooperation to the extent it would unreasonably interfere with the Business or the other businesses or operations of the Company and its Affiliates and (B) the Company and its Affiliates shall not (x) be required to pay any commitment or other similar fee, (y) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing (provided that one or more Transferred Companies may become subject to such liability or obligation upon becoming a Subsidiary of the Buyer at the Initial Closing or a Subsequent Closing), or (z) be required to incur any other liability in connection with the Financing (provided that one or more Transferred Companies may become subject to such liability or obligation upon becoming a Subsidiary of the Buyer at the Initial Closing or a Subsequent Closing). The Company hereby consents to the use of the logos of the Company and its Subsidiaries (including any logos used in the Business) only in connection with the Financing for display in customary marketing material; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or Affiliates. Notwithstanding anything in this Agreement to the contrary, neither this Section 7.12 nor the failure of the Company, its Subsidiaries, its other Affiliates or any of its or their employees or officers to satisfy any of the covenants or other provisions in this Section 7.12 relieves, in any way, the obligations of the Buyer or the Fund under this Agreement with respect to consummating the Contemplated Transactions, except the foregoing shall not limit the effect of any such breach of this Section 7.12 that is the sole and direct cause of the Buyer’s inability to obtain the Financing, as determined by a final and nonappealable judgment of a court of competent jurisdiction; provided, that, for the avoidance of doubt, nothing in this sentence shall in any way limit any Buyer Indemnified Person’s entitlement to indemnification pursuant to Section 11.1 for a breach of this Section 7.12. The Buyer shall indemnify and hold harmless the Seller Indemnified Persons from and against, and shall reimburse the Seller Indemnified Persons for, all Damages sustained, incurred or suffered by the Seller Indemnified Persons from any claim, action, suit, litigation, investigation, inquiry or proceeding from a third party to the extent resulting from, based upon, arising out of or otherwise relating to the arrangement of the Financing (including any action taken in accordance with this Section 7.12) and any information (other than historical information furnished by or on behalf, and relating to, of the Company or its Subsidiaries which specifically constitute matters for which a representation and warranty is provided by the Company pursuant to Article IV) utilized in connection therewith, except to the extent arising out of any Seller Indemnified Party’s breach. The Buyer shall, promptly upon request by the Company, from time to time reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company and its Subsidiaries in connection with this Section 7.12. The Buyer shall be available at reasonable times on January 8, 2013 and January 24, 2013 to discuss the status of its financing efforts with the Company and the Buyer shall notify the Company of any breach by the Company of this Section 7.12 of which the Buyer has Knowledge as of such date. In the event the Buyer does not consummate a debt financing in connection with the Initial Closing, the Buyer will notify the Company of any breach by the Company of this Section 7.12 of which the Buyer has Knowledge in connection with the Initial Closing. In the case of any notice from the Buyer of a breach by the Company of this Section 7.12, the Company shall have a reasonable opportunity to cure such breach.

Section 7.13 No Solicitation. From the date hereof to the Final Closing Date, the Company shall not, and shall cause each of its Affiliates not to, and shall use reasonable best efforts to cause its and its Affiliates’ respective Representatives not to, directly or indirectly, encourage, solicit, initiate or engage in discussions or negotiations with, or provide any information to or enter into any agreement with, any Person (other than the Buyer and its Affiliates and Representatives), concerning any merger, sale of substantial assets, sale of shares of capital stock, Equity Interests or similar transactions primarily with respect to any Transferred Company or Transferred Asset, or enter into any agreement with respect thereto.

Section 7.14 Destruction of Confidential Information. As soon as reasonably practicable after the date hereof, the Company shall instruct each Person (other than Buyer and its Representatives) in possession of confidential information about the Business, the Transferred Companies or the Transferred Assets that was furnished by or on behalf of the Company in connection with any actual or potential proposal by such Person to acquire the Business, the Transferred Companies or the Transferred Assets (or any portion thereof) to promptly return or destroy all such information, and shall enforce its rights to receive a certificate from each such Person of such return or destruction. Prior to the termination of this Agreement, without Buyer’s prior written consent, the Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any confidentiality agreement to which the Company is a party that was entered into in connection with its process relating to a sale of the Business, the Transferred Companies or the Transferred Assets (or any portion thereof).

Section 7.15 Excess Cash Payments. If, as of any Subsequent Closing at which any Specified Transferred Company is transferred, such Transferred Company holds any Excess Cash, then (i) for a period of ninety (90) days following such Subsequent Closing, the Buyer will, and will cause its Subsidiaries to, take such actions within the reasonable control of the Buyer and its Subsidiaries (excluding any contribution of equity to any Transferred Company, revaluation of assets, redemption or repurchase of shares or other extraordinary transaction), as may be reasonably requested by the Company and at the expense of the Company, to cause such Excess Cash to be legally distributed to the Buyer in compliance with all material Contracts of the Buyer and its Subsidiaries within ninety (90) days of such Subsequent Closing Date out of the distributable reserves or retained earnings (or other comparable concept) of the Transferred Companies in place as of the Initial Closing Date, or, to the extent permitted by applicable local Law, profits generated by such Transferred Company prior to the Initial Closing Date, by means of one or more dividends or distributions to the Buyer (other than by intercompany loan or advance or other transaction that results in the creation of an intercompany receivable) from such Transferred Company (including through any applicable Subsidiaries of the Buyer of which such Transferred Company is a Subsidiary) and (ii) to the extent any such Excess Cash is distributed to the Buyer within such ninety (90)-day period, the Buyer will pay to the Company (x) the amount of such Excess Cash so distributed to the Buyer within such ninety (90)-day period, minus (y) the aggregate amount of all Taxes, out-of-pocket costs and expenses (to the extent not previously reimbursed by the Company) incurred by the Buyer or any of its Subsidiaries (including any of the Transferred Companies or any of their respective Subsidiaries) as a result of such distribution of such Excess Cash to the Buyer.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE BUYER’S OBLIGATIONS TO CLOSE

Section 8.1 Initial Closing. The obligation of the Buyer to purchase the Transferred Assets that constitute the Material Asset Classes and to otherwise consummate the Contemplated

Transactions with respect to the Material Asset Classes is subject to the satisfaction or fulfillment, as of the Initial Closing, of each of the following conditions precedent (any of which may be waived, in whole or in part, in writing by the Buyer in its sole discretion):

(a) Representations and Warranties. The representations and warranties of the Company set forth in ARTICLE IV not qualified by “materiality” or “Material Adverse Effect” shall be accurate in all material respects and the representations and warranties of the Company set forth in ARTICLE IV qualified by “materiality” or “Material Adverse Effect” shall be accurate in all respects, in each case as of the Initial Closing, as though made on and as of the Initial Closing Date, except to the extent that any of such representations and warranties refers specifically to a date other than the Initial Closing Date, in which case, such representation or warranty shall have been accurate as of such other date; provided that this Section 8.1(a) shall not entitle the Buyer to refuse to close the Contemplated Transactions unless the representations and warranties (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers therein, as if such standard or qualification were deleted from such representation or warranty) set forth in ARTICLE IV are inaccurate in a manner that, individually or in the aggregate, has caused or would reasonably be expected to cause a Material Adverse Effect.

(b) Compliance with this Agreement. The Company shall have duly performed and complied with, or shall have caused to be duly performed or complied with, in all material respects all obligations, covenants, agreements, and conditions required by this Agreement to be performed or complied with by the Company at or before the Initial Closing.

(c) No MAE. There shall not have occurred a Material Adverse Effect after the date of this Agreement and prior to the Initial Closing.

(d) Officer’s Certificate. At or prior to the Initial Closing, the Company shall have delivered or cause to be delivered to the Buyer a certificate executed by an authorized officer, dated the Initial Closing Date, certifying to the fulfillment of the conditions set forth in Section 8.1(a), and Section 8.1(b) and Section 8.1(c).

(e) No Pending Litigation; No Prohibitions. No Order shall have been entered by a Governmental Body of competent jurisdiction and shall be in effect that prevents the consummation of the Contemplated Transactions that directly involve or relate to the Transferred Assets that constitute any Material Asset Class; provided, however, that the Buyer shall have used its reasonable best efforts to prevent the entry of such Order and to appeal as promptly as possible any such Order that may be entered.

(f) Governmental Approvals. At the Initial Closing, all consents and approvals of Governmental Bodies listed on Schedule 8.1(f) shall have been obtained.

(g) Certain Documents. The Company shall have delivered, or caused to be delivered, each of the documents, instruments and other deliveries set forth in Sections 3.4(a) and 3.4(b) with respect to the Initial Closing.

Section 8.2 Subsequent Closings. The obligation of the Buyer to accept legal title to the Transferred Assets constituting any Asset Class (other than the Material Asset Classes and the China Asset Class) and to otherwise consummate the Contemplated Transactions with respect to such Asset Class is subject to the satisfaction or fulfillment, as of the Closing applicable to such Asset Class, of each of the following conditions precedent (any of which may be waived, in whole or in part, in writing by the Buyer in its sole discretion):

(a) Initial Closing. The Initial Closing shall have occurred or shall occur simultaneously with such Closing.

(b) No Pending Litigation; No Prohibitions. No Order shall have been entered by a Governmental Body of competent jurisdiction and shall be in effect that prevents the consummation of the Contemplated Transactions with respect to such Asset Class; provided, however, that the Buyer shall have used its reasonable best efforts to prevent the entry of such Order and to appeal as promptly as possible any such Order that may be entered.

(c) Certain Documents. The Company shall have delivered, or caused to be delivered, each of the documents and instruments set forth in Section 3.4(b) with respect to such Subsequent Closing.

(d) Approvals and Conditions. At such Closing, all conditions listed on Schedule 8.2(d) with respect to such Asset Class to be closed on at such Closing shall have been satisfied.

Section 8.3 China Asset Class. The obligation of the Buyer to accept legal title to the Transferred Assets constituting the China Asset Class and to otherwise consummate the Contemplated Transactions with respect to the China Asset Class is subject to the satisfaction or fulfillment, as of the Closing applicable to the China Asset Class, of each of the following conditions precedent (any of which may be waived, in whole or in part, in writing by the Buyer in its sole discretion):

(a) Subsequent Closing Conditions. The conditions set forth in Section 8.2 shall have been satisfied with respect to the China Asset Class, or shall be satisfied with respect to the China Asset Class simultaneously with such Closing.

(b) Hong Kong. Unless the Buyer has made the election under Section 7.6(c), the Buyer shall have completed, in accordance with this Agreement, the acquisition of the Shares of Harris Hong Kong (or, if the Company elects to consummate the Hong Kong Pre-Closing Reorganization, Hong Kong Newco).

ARTICLE IX

CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATIONS TO CLOSE

Section 9.1 Initial Closing. The obligation of the Company to sell the Transferred Assets that constitute the Material Asset Classes and to otherwise consummate the Contemplated Transactions with respect to the Material Asset Classes is subject to the satisfaction or fulfillment, at or before the Initial Closing Date, of each of the following conditions precedent (any of which may be waived, in whole or in part, in writing by the Company in its sole discretion):

(a) Representations and Warranties. The representations and warranties of the Buyer set forth in ARTICLE V shall be accurate in all material respects as of the Initial Closing, as though made on and as of the Initial Closing Date, except to the extent that any of such representations and warranties refers specifically to a date other than the Initial Closing Date, in which case, such representation or warranty shall have been accurate in all material respects as of such other date; provided that this Section 9.1(a) shall not entitle the Seller to refuse to close the Contemplated Transactions unless the inaccuracies of the representations and warranties set forth in ARTICLE V, individually or in the aggregate, have caused a material adverse effect on the Buyer’s ability to consummate the Contemplated Transactions.

(b) Compliance with this Agreement. The Buyer shall have duly performed and complied in all material respects with all obligations, covenants, agreements, and conditions required by this Agreement to be performed or complied with by the Buyer at or before the Initial Closing.

(c) Officer’s Certificate. At or prior to the Initial Closing, the Buyer shall have delivered to the Company a certificate executed by an authorized officer, dated the Initial Closing Date, certifying to the fulfillment of the conditions set forth in Section 9.1(a) and Section 9.1(b).

(d) No Pending Litigation; No Prohibitions. No Order shall have been entered by a Governmental Body of competent jurisdiction and shall be in effect that prevents the consummation of the Contemplated Transactions that directly involve or relate to the Transferred Assets that constitute the Material Asset Classes; provided, however, that the Company shall have used its reasonable best efforts to prevent the entry of such Order and to appeal as promptly as possible any such Order that may be entered.

(e) Governmental Approvals. At the Initial Closing, all consents and approvals of Governmental Bodies listed on Schedule 8.1(f) shall have been obtained.

(f) Certain Documents. The Buyer shall have delivered, or caused to be delivered, each of the documents and instruments set forth in Sections 3.4(c) and 3.4(d) with respect to the Initial Closing.

Section 9.2 Subsequent Closings. The obligation of the Company to sell the Transferred Assets constituting any Asset Class (other than any Material Asset Class) and to otherwise consummate the Contemplated Transactions with respect to such Asset Class is subject to the satisfaction or fulfillment, at or before the Closing applicable to such Asset Class, of each of the following conditions precedent (any of which may be waived, in whole or in part, in writing by the Company in its sole discretion):

(a) Initial Closing. The Initial Closing shall have occurred or shall occur simultaneously with such Closing.

(b) No Pending Litigation; No Prohibitions. No Order shall have been entered by a Governmental Body of competent jurisdiction and shall be in effect that prevents the consummation of the Contemplated Transactions with respect to such Asset Class; provided, however, that the Company shall have used its reasonable best efforts to prevent the entry of such Order and to appeal as promptly as possible any such Order that may be entered.

(c) Certain Documents. The Buyer shall have delivered, or caused to be delivered, each of the documents and instruments set forth in Section 3.4(d) with respect to such Subsequent Closing.

(d) Transfer of Certain Assets. The transfers of assets, properties and rights as contemplated by Section 7.6 with respect to such Asset Class shall have been consummated.

(e) Approvals and Conditions. At such Closing, all conditions listed on Schedule 8.2(d) with respect to such Asset Class to be closed on at such Closing shall have been satisfied.

(f) Trapped Cash. For each Specified Transferred Company for which the Company and its Subsidiaries have been unable to distribute the Excess Cash of such Specified Transferred Company prior to the Initial Closing, either (i) the Company and its Subsidiaries shall have distributed such Excess Cash or (ii) sixty (60) days shall have elapsed since the Initial Closing.

ARTICLE X

ADDITIONAL COVENANTS OF THE PARTIES

Section 10.1 Publicity. Except for a press release approved by the parties at the entering into of this Agreement and at, prior to or after the Closings, or as may be required by Law or Governmental Bodies (including disclosures advisable or required under the securities Laws or any listing agreement covering publicly traded securities), neither the Company nor the Buyer shall release or generate (directly or indirectly) any publicity concerning this Agreement or the Contemplated Transactions without the prior express written consent of the other party, which consent shall not be unreasonably withheld or delayed. If disclosure is required by applicable Law (including disclosures advisable or required under the securities Laws or any listing agreement covering publicly traded securities), the party making the release or announcement shall, before making such release or announcement, to the extent permitted by Law, provide a copy thereof to the other party prior to such issuance. No party shall be required to provide notice to the other or otherwise comply with this Section 10.1 to the extent any proposed release or announcement is consistent with information that has previously been made public without breach of the obligations under this Section 10.1.

Section 10.2 Access after Closings. The Company shall have the right following the Initial Closing to have reasonable access, upon reasonable advance notice and during normal business hours, (a) to (and, at its expense, to make copies of) such books, records and accounts, including financial and Tax information, correspondence, production records, employment records and other similar information as are transferred to the Buyer pursuant to the terms of this Agreement and (b) to the Transferred Employees, in each case, for purposes of (i) for concluding its involvement in the Business, (ii) in connection with its involvement in any pending or threatened Action and (iii) for complying with its obligations under applicable securities, Tax, employment or other Laws. Such right of access shall continue for such period of time following the Closings as is necessary to enable the Company to comply with such obligations. At any time after the Initial Closing that the Buyer proposes to destroy any such materials or information, the Buyer shall first notify the Company and the Company shall be entitled to receive such materials or information proposed to be destroyed as may be reasonably agreed by the Buyer.

Section 10.3 Cooperation in Litigation.

(a) Each party hereto will reasonably cooperate with the other in the defense or prosecution of any Action (including those set forth on Schedules 4.8, 4.10(c) and 11.1(g)) which has been or may be instituted hereafter against or by such party relating to or arising out of the conduct of the Business prior to the Final Closing (other than any Action arising out of the Contemplated Transactions) including by using reasonable efforts to (x) furnish or cause to be furnished records, information and testimony as reasonably requested by the other party and (y) cause its current employees who possess knowledge pertaining to such Actions to make themselves available (i) to provide such recollections and explanations of events or documents, (ii) for consultation with respect to litigation and settlement discussions, (iii) to comply with requests for depositions and for testimony at trial, (iv) to assist with answering and verifying interrogatory responses, and (v) to attend strategy sessions and judicial and arbitration proceedings, each as reasonably requested and to the extent that none of the foregoing would unreasonably interfere with their duties to, or the conduct of the operation of, such party. The party requesting such cooperation, to the extent not entitled to indemnification hereunder, shall pay the reasonable expenses (including reasonable legal fees and disbursements) of the party providing such cooperation and of its officers, directors, employees and agents reasonably incurred in connection with providing such cooperation.

(b) The Company hereby covenants and agrees that, with respect to any Action that is an Excluded Liability that relates to the Business or for which the Company is defending a claim pursuant to Section 11.4 or noted on Schedule 11.1(g), (i) the Company shall provide, or cause its Affiliates to provide, all information regarding such Action as may be reasonably be requested by the Buyer, and (ii) the Company shall not, nor shall it permit any of its Affiliates to, settle or compromise such Action without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

Section 10.4 Tax Matters.

(a) Tax Returns.

(i) The Company shall, at its expense, prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Transferred Companies and relating to the Business and the Transferred Assets, in each case, that are due with respect to any Pre-Closing Tax Period. Tax Returns prepared by the Company pursuant to this Section 10.4(a)(i) shall be prepared in a manner consistent with past practices of the Transferred Companies or relating to the Business or the Transferred Assets, as applicable, unless otherwise required by Law. For the avoidance of doubt, the Company may, in its sole discretion, include in Canada Newco’s Canadian federal income tax return for its Tax period ending as a result of the sale of the Shares of Canada Newco hereunder, an election pursuant to subsection 256(9) of the Canadian ITA in respect of such taxation year. The Company shall provide the Buyer with a copy of such Tax Returns (and supporting Schedules) (other than Tax Returns relating to the Business and the Transferred Assets) at least 30 days in advance of the due date for such Tax Returns. If the due date for filing any such Tax Return is within 30 days of the Initial Closing Date or the end of the taxable period with respect to which such Tax Return is being filed, the Company shall provide the Buyer with a copy of such Tax Return (and supporting

Schedules) within a reasonable period of time prior to the due date. The Company will make any revisions to such Tax Returns reasonably requested by the Buyer prior to filing. The Company shall pay or cause to be paid any Taxes owed with respect to such Tax Returns, except to the extent (A) Buyer has already been compensated for such Taxes by reason of the specific inclusion of such Taxes in the calculation of Closing Working Capital resulting in a reduction of the Purchase Price relative to what the Purchase Price otherwise would have been absent such Taxes or (B) such Taxes are the responsibility of the Buyer pursuant to Section 13.6. The amount of any Taxes of a Transferred Company paid by the Company under this Section 10.4(a) shall be treated by the parties for Tax purposes as an adjustment to the portion of the Purchase Price allocated to the shares of such Transferred Company hereunder.

(ii) The Buyer shall be responsible for preparing and filing when due all Tax Returns of the Transferred Companies (including, for the avoidance of doubt, Transferred Companies not transferred at the Initial Closing) for all Straddle Periods and shall pay or cause to be paid when due all Taxes with respect to any such Tax Returns; provided that the Company shall reimburse the Buyer for any amount of Tax attributable to a Pre-Closing Straddle Period except to the extent such Taxes, by reason of the specific inclusion of such Taxes in the calculation of Closing Working Capital, resulted in a reduction of the Purchase Price relative to what the Purchase Price otherwise would have been absent such Taxes or (B) are the responsibility of the Buyer pursuant to Section 13.6. Tax Returns prepared and filed by the Buyer for a Straddle Period shall be prepared in a manner consistent with past practices of the applicable Transferred Company unless otherwise required by Law. The Buyer shall provide the Company with a copy of such Straddle Period Tax Returns (and supporting Schedules) at least 30 days in advance of the due date for such Tax Returns. If the due date for filing any such Tax Return is within 30 days of the Initial Closing Date or the end of the taxable period with respect to which such Tax Return is being filed, the Buyer shall provide the Company with a copy of such Tax Return (and supporting Schedules) within a reasonable period of time prior to the due date. The Buyer will make any revisions to such Tax Returns reasonably requested by the Company prior to filing to the extent such revisions relate to the Pre-Closing Straddle Period.

(b) Cooperation. In connection with the preparation of Tax Returns, audit examinations, and any administrative or judicial proceedings relating to the Tax liabilities imposed on the Transferred Companies or the Transferred Assets, the parties shall, and shall cause their Affiliates to, cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns, the conduct of audit examinations or the defense of claims by Tax Authorities as to the imposition of Taxes.

(c) Apportionment of Taxes. For purposes of this Agreement, the portion of Tax, (i) with respect to the Transferred Assets and (ii) with respect to the income, property or operations of the Transferred Companies, in either case that is attributable to any Tax period that begins on or before the Initial Closing Date and ends after the Initial Closing Date (a “Straddle Period”) will be apportioned between the period of the Straddle Period that extends before the Initial

Closing Date through the Initial Closing Date (the “Pre-Closing Straddle Period”) and the portion of the Straddle Period that extends from the day after the Initial Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 10.4(c). The portion of such Tax attributable to the Pre-Closing Straddle Period will (i) in the case of any Taxes other than sales or use Taxes, value added Taxes, employment Taxes, withholding Taxes and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use Taxes, value added Taxes, employment Taxes, withholding Taxes and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Initial Closing Date. To the extent that any Tax for a Straddle Period is based on the greater of a Tax on income, on the one hand, and a Tax measured by net worth or some other basis not otherwise measured by income, on the other, the portion of such Tax related to the Pre-Closing Straddle Period will be deemed to be (1) if the amount of such Tax for the Straddle Period is measured by net worth or other basis, the amount of such Tax determined as though the taxable values for the entire Straddle Period equal the respective values as of the Initial Closing Date and multiplying the amount of such Tax by a fraction the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Straddle Period and the denominator of which is the number of days in the Straddle Period or (2) if the amount of such Tax for the Straddle Period is measured by income, the amount of such Tax determined as though the applicable Tax period terminated at the end of the day on the Initial Closing Date. The portion of Tax attributable to a Post-Closing Straddle Period will be calculated in a corresponding manner.

(d) Certain Controversies. The Buyer and the Company agree to promptly give notice to each other of any Tax Matter and any other Action relating to Taxes of any Transferred Company for any Pre-Closing Tax Period or Straddle Period; provided, that the Buyer’s failure to provide such prompt notice shall not affect the Company’s obligations hereunder, except to the extent that the Company is actually and materially prejudiced by such failure. The Company shall have the right to represent the interests of the Transferred Companies before the relevant Taxing Authority with respect to any Tax Matter relating solely to a Pre-Closing Tax Period (a “Pre-Closing Tax Matter”) and shall have the right to control the defense, compromise or other resolution of any such Pre-Closing Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Straddle Period Tax Matter, provided that the Company provides the Buyer with written notice of its election to control such Pre-Closing Tax Matter within 21 days of receipt of notice thereof (or such earlier date, if the failure to assume the defense on such earlier date would materially impair the ability of the Buyer to defend such Pre-Closing Tax Matter). If the Company does not timely elect to control a Pre-Closing Tax Matter pursuant to this Section 10.4(d), the Buyer shall be entitled to control such Pre-Closing Tax Matter. With respect to any Pre-Closing Tax Matter that the Company timely elects to control pursuant to this Section 10.4(d), (i) the Buyer shall have the right (but not the duty) to participate in the defense of such Pre-Closing Tax Matter and to employ counsel, at its own expense, separate from counsel employed by the Company, (ii) the Company shall not enter into any settlement of or otherwise compromise any such Pre-Closing

Tax Matter to the extent that it adversely affects the Tax liability of the Buyer or any of its Affiliates (including the Transferred Companies) without the prior written consent of the Buyer, which consent shall not be unreasonably withheld or delayed and (iii) the Company will, in good faith, consider the reasonable direction of the Buyer regarding the conduct of or positions taken in any such Pre-Closing Period Tax Matter. Notwithstanding anything to the contrary herein, the Buyer shall have the right to represent the interests of the Transferred Companies before the relevant Taxing Authority with respect to any Tax Matter that does not relate solely to any a Pre-Closing Tax Period (a “Straddle Period Tax Matter”) and shall have the right to control the defense, compromise or other resolution of any such Straddle Period Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Straddle Period Tax Matter. With respect to any Straddle Period Tax Matter, (i) the Company shall have the right (but not the duty) to participate in the defense of such Straddle Period Tax Matter and to employ counsel, at its own expense, separate from counsel employed by the Buyer, (ii) the Buyer shall not enter into any settlement of or otherwise compromise any such Straddle Period Tax Matter to the extent that it adversely affects the Tax liability of the Company (including any obligation to indemnify the Buyer for Taxes under this Agreement) without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed, and (iii) the Buyer will, in good faith, consider the reasonable direction of the Company regarding the conduct of or positions taken in any such Straddle Period Tax Matter. In the event of any conflict between this Section 10.4(d) and Article XI, this Section 10.4(d) shall control.

(e) Amendment of Tax Returns; No Section 338 Election. Unless required by applicable Law, neither Buyer, the Transferred Companies, nor any of their Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of a Transferred Company with respect to a tax period ending on or prior to the Initial Closing Date applicable to such Transferred Company without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Neither Buyer, the Transferred Companies, nor any of their Affiliates shall make any election under Section 338 of the Code (or any similar election under state, local or foreign Law) with respect to the Contemplated Transactions.

(f) Value Added Tax.

(i) All amounts payable by the Buyer (or an Affiliate of the Buyer) to the Company (or an Asset Seller) under this Agreement or any of the Local Transfer Documents in respect of or otherwise apportioned to any of the Transferred Assets are exclusive of VAT, goods and services, harmonized sales, value added, sales, use or other similar transfer Taxes. Subject to Section 10.4(f)(iii), if any such payment constitutes the whole or any part of the consideration for a taxable supply for the purposes of VAT (whether or not that supply is taxable pursuant to the exercise of an option or the making of any election) by an Asset Seller to the Buyer (or an Affiliate of the Buyer), the Buyer shall, in addition to the amount so payable, pay to the Company (or, if the Company shall direct, to the relevant Asset Seller) the following amount upon receipt of an appropriate and valid VAT invoice: (A) in the case of VAT chargeable in the European Union or Australia, to the extent that the VAT properly chargeable would not have arisen but for a breach of the representation in Section 5.10(a) or but for the Buyer (or its applicable

Affiliate), not becoming registered under an applicable Law with respect to VAT on or after the applicable Closing in a manner that would avoid VAT being imposed, the full amount of such VAT; and (B) in any other case, an amount equal to 50% of the amount of VAT properly chargeable that is irrecoverable by the Buyer (or an Affiliate of the Buyer) plus an amount equal to the amount of VAT properly chargeable that is recoverable by the Buyer (or an Affiliate of the Buyer).

(ii) Where reimbursement or indemnification for any cost or expenses is required to be made by a Party under this Agreement or any of the Local Transfer Documents in respect of or otherwise apportioned to any of the Transferred Assets, such Party shall reimburse or indemnify for the full amount of such cost or expense, excluding such part thereof as represents recoverable VAT.

(iii) Relying on the representations and undertakings of the Company in Section 4.12, the Buyer and, relying on the representations and undertakings of the Buyer given in Section 5.10, the Company each consider that the sale of the UK Asset Class by the Seller of the UK Asset Class to the Buyer (or an Affiliate of the Buyer) with a view to the Buyer (or an Affiliate of the Buyer) carrying on the UK part of the Business is one to which the provisions of Article 5 of the VAT Order applies and accordingly the Seller of the UK Asset Class will not seek to charge any VAT in respect of the sale unless HMRC rules in writing that it is required to do so.

(iv) The Company and the Seller of the UK Asset Class will use all reasonable endeavors to procure that the sale of the UK Asset Class is treated as a TOGC by HMRC but will not request (whether formally or informally) from HMRC a confirmation that the sale under this Agreement is one to which Article 5 of the VAT Order applies. If the Company or the Seller of the UK Asset Class becomes aware of any circumstance that indicates that HMRC considers or may consider that the sale under this Agreement is one to which that Article does not apply, it shall as soon as practicable after becoming so aware notify the Buyer of that fact and will take such reasonable action as the Buyer may request to ensure that HMRC agrees that the sale is one to which that Article does in fact apply.

(v) The Buyer (or its applicable Affiliate), upon request, shall pay the Seller of the UK Asset Class an amount equal to the following proportion of any interest or penalties assessed by HMRC on that Seller as a result of the transfer of the UK Asset Class not falling within Article 5 of the VAT Order and that Seller having a liability to account for VAT to HMRC as a result, except to the extent that such interest or penalties arise from that Seller’s failure to pay the VAT to HMRC promptly after receiving the amount of such VAT in cash from the Buyer (or its applicable Affiliate): (A) 100%, in the case of VAT chargeable in the European Union or Australia, where that transfer would have fallen within Article 5 of the VAT Order but for a breach of the representation in Section 5.10(a) (or, in respect of the application of Section 10.4(f)(viii) to this subsection (v), but for the Buyer (or its applicable Affiliate), not becoming registered under an applicable Law with respect to VAT on or after the applicable Closing in a manner that would avoid VAT being imposed); and (B) 50%, in all other cases.

(vi) If, nevertheless, any VAT is payable on the sale of the UK Asset Class under this Agreement and HMRC have confirmed the same in writing after full disclosure of all material facts, the Seller of the UK Asset Class shall promptly deliver to the Buyer (or its applicable Affiliate) a proper VAT invoice in respect of the VAT payable and the provisions of Section 10.4(f)(i) shall apply to such VAT payable.

(vii) If the Buyer (or its applicable Affiliate) pays the Seller of the UK Asset Class an amount in respect of VAT under paragraph (v) above and HMRC note that all or part of it was not properly chargeable, the Seller of the UK Asset Class shall repay the amount or relevant part of it to the Buyer (or its applicable Affiliate). The Seller of the UK Asset Class shall make the repayment promptly after the ruling, unless it has already accounted to HMRC for the VAT. In that case, the Seller of the UK Asset Class shall apply for a refund of the VAT (plus any interest payable by HMRC), use reasonable endeavours to obtain it as promptly as practicable, and pay to the Buyer (or its applicable Affiliate) the amount of the refund and any interest as soon as reasonably practicable after and to the extent received from HMRC.

(viii) Where any relief from VAT on the transfer of assets as a going concern analogous to that provided in the United Kingdom by Article 5 of the VAT Order is available in any other of the countries and territories identified on Schedule B, to the extent consistent with the applicable Law, the provisions of subparagraphs (iii) – (vii) above shall apply as between the Company, the Seller of that Asset Class in that jurisdiction and the Buyer (and any relevant Affiliate of Buyer) to the Asset Class in that jurisdiction to the same extent as those provision apply as between the Company, the Seller of the UK Asset Class and the Buyer (and any relevant Affiliate of Buyer) to the UK Asset Class, and references to HMRC and Article 5 of the VAT Order in subparagraphs (iii) – (vii) above shall be treated as references to the relevant Taxing Authority and relevant Law in that jurisdiction respectively.

(ix) The Company will preserve (or cause the relevant Asset Seller to preserve) any VAT Records for such period as may be required by Law (and, in any event, for not less than six (6) years from the applicable Closing). Subject to being given reasonable notice by the Buyer, the Company will make (or cause the relevant Asset Seller to make) those VAT Records available to the Buyer or its agents for inspection and copying (at the Buyer’s expense).

Section 10.5 Bulk Sales Laws. The Company and the Buyer each waive compliance with any bulk sales Laws applicable to the sale of the Transferred Assets or the transfer of the Business to the Buyer and/or its Affiliates.

Section 10.6 Section 56.4 Election. If requested by the Company, Buyer (or such Affiliate thereof that purchases the shares of Canada Newco) and Harris Canada (and/or one or more Affiliates thereof) shall make and file any elections or amended elections in prescribed form (or such other form as such Party may reasonably request) and within the prescribed time limits pursuant to proposed section 56.4 of the Canadian ITA as it reads on the date of this Agreement or any amended or successor provision hereto, and any analogous provision of provincial or territorial Tax legislation to ensure that no amount is included in the income of the Company or any Affiliate in respect of any “restrictive covenant” pursuant so such provisions and no separate amount shall be allocated or payable in respect any such covenant pursuant to Section 3.8 or Schedule 3.8.

Section 10.7 Accounts Receivable. The Company shall, and shall cause the other Sellers to, promptly forward or cause to be forwarded to the Buyer (or any Transferred Company designated by the Buyer) any and all proceeds from accounts receivable of the Business that are received by any of the Sellers or their Affiliates on or after the Initial Closing (or, in the case of any Remaining Asset Class, the Subsequent Closing with respect to such Remaining Asset Class), less any amount of VAT for which any of the Sellers or their Affiliates are required to account for to the relevant Taxing Authority, and the Buyer shall promptly forward or cause to be forwarded to the Company any and all proceeds from accounts receivable to the extent relating to any business of the Company or its Affiliates other than the Business that are received by the Buyer or any of its Affiliates after the Closing Date.

Section 10.8 Insurance Matters.

(a) Following the Initial Closing, the Company agrees to use commercially reasonable efforts to make (and to cause its Subsidiaries, including the Sellers, to make) available to the Buyer and its Subsidiaries (including, after the Closing, the Transferred Companies) coverage under all insurance policies maintained by the Company or any of its Subsidiaries (including the Sellers) that may provide coverage for any previously unasserted claims relating in any way to the Business or the Transferred Companies prior to the Closing and which policies are not Benefit Plans (the “Seller Insurance Policies”). In the event of an occurrence which may be covered by one or more Seller Insurance Policies, the Buyer or any of its Subsidiaries may, after consultation with the Company, submit a claim that has not previously been submitted for such occurrence to the appropriate insurer under the applicable Seller Insurance Policy (a “Buyer Insurance Claim”). Upon request of the Buyer, the Company agrees to provide (and to cause each of its Subsidiaries (including the Sellers) to provide) reasonable assistance in connection with the pursuit of such Buyer Insurance Claim with each applicable insurer, including, as requested, submitting such claim on behalf of the Company or a Seller (as applicable), acting as the direct contact with such insurer and using commercially reasonable efforts to pursue such claim on behalf of the Buyer and its Subsidiaries (including the Transferred Companies), regardless of any other insurance coverage that may be applicable. The Buyer shall indemnify the Company and the other Seller Indemnified Parties for any reasonable out-of-pocket costs and expenses, including reasonable legal expenses, incurred by the Company and the other Seller Indemnified Parties in providing such assistance in pursuing such claim for coverage as directed by and on behalf of the Buyer and its Subsidiaries. Subject to the next sentence, any proceeds from a Buyer Insurance Claim received by the Company or any of its Subsidiaries (including the Sellers) shall be paid promptly to the Buyer Indemnified Person that caused such Buyer Insurance Claim to be filed, after the Company or any of its Subsidiaries has taken from such proceeds any of its or their unpaid reasonable out-of-pocket costs and expenses incurred in pursuing such claim on behalf of such Buyer Indemnified Person. Without in any way limiting or amending any other rights that the Buyer or any other Buyer Indemnified Person may have under this Agreement or any Transaction Document (e.g., because the matter giving rise to such claim is a matter for which the Buyer is entitled to indemnification in accordance with this Agreement) with respect to the matter giving rise to such claim, the Buyer Indemnified Person that is causing the Buyer Insurance Claim to be made will be responsible for satisfying any applicable deductible, self-insured retention or similar payment (including by reimbursing the Company or the applicable Seller for any such deductible, retention or similar payment made thereby that was not previously satisfied prior to the claim being submitted) owed by the Company or any Seller under the applicable Seller Insurance Policy for any claim against the Seller Policies pursued by or at the request of such Buyer Indemnified Person. In the event that, as a result of a payment of a Buyer Insurance Claim by an insurer, the applicable Seller Insurance Policy requires that the insured subrogate its claim to such insurer, the Buyer Indemnified Person shall take reasonable actions to subrogate such Buyer Insurance Claim to such insurer. Nothing in this Section 10.8(a) shall (i) be deemed to be a representation or warranty from the Company or any of its Subsidiaries or Affiliates that insurance coverage is available to the Buyer or the Transferred Companies following the Initial Closing or (ii) require the Company or any of its Subsidiaries or Affiliates to obtain or renew, or pay any additional premiums to maintain, any insurance policy. The parties acknowledge that none of the Company or any of its Subsidiaries or Affiliates has solicited or will be required to solicit any consent to assign any such Seller Insurance Policies to the Buyer or any of its Affiliates.

(b) For a period of six years after the occurrence of the applicable Closing, the Buyer shall not, and shall not permit any Transferred Company to amend, repeal or modify any provision in such Transferred Company’s articles of incorporation or bylaws (or such applicable jurisdictional equivalent) relating to the exculpation or indemnification of any current or former officer or director (unless required by Law), it being the intent of the parties that the officers and directors of the Transferred Companies shall continue to be entitled to such exculpation and indemnification to the fullest extent of the Law. If the Buyer or any Transferred Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Buyer and the Transferred Company shall assume all of the obligations set forth in this Section 10.8(b). The provisions of this Section 10.8(b) are intended for the benefit of, and will be enforceable by, each current and former officer and director of the Transferred Companies and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.

ARTICLE XI

INDEMNIFICATION

Section 11.1 Indemnification by the Company. Subject to the terms and conditions set forth in this ARTICLE XI, following the Initial Closing the Company shall indemnify, defend and hold harmless the Buyer and its Affiliates and their respective Representatives, successors and permitted assigns (collectively, the “Buyer Indemnified Persons”) from and against, and shall reimburse the Buyer Indemnified Persons for, all Damages sustained, incurred or suffered by any Buyer Indemnified Person resulting from, based upon or arising out of:

(a) any misrepresentation, breach, or inaccuracy of any representation or warranty of the Company contained in or made pursuant to this Agreement or any certificate delivered to the Buyer (as of the date hereof or at any Closing) pursuant hereto, which misrepresentation, breach, or inaccuracy shall be determined for purposes of this Section 11.1 without regard and without giving effect to any “material”, “materiality” or “Material Adverse Effect” or similar standard or qualification contained therein (as if such standard or qualification were deleted from such representation or warranty);

(b) any breach or any default or failure in the performance of any agreement, covenant or obligation of the Company set forth in this Agreement;

(c) any Excluded Liability (including, for the avoidance of doubt, any Excluded Liability included in a Transferred Company);

(d) (i) any Taxes of the Transferred Companies attributable to or in respect of any Pre-Closing Tax Period or Pre-Closing Straddle Period, excluding for the avoidance of doubt any Taxes of Canada Newco which arise as a result of any Canadian Tax election described in Section 7.7 hereof, and (ii) any Taxes for which any Transferred Company is liable under Treasury Regulation Section 1.1502-6 (or under any similar provision of state, local or non-U.S. Law), as transferee or successor, by Contract or otherwise in each case, (A) with respect to a Pre-Closing Tax Period or Pre-Closing Straddle Period or (B) by reason of being a member of a consolidated, affiliated, combined or other group for Tax purposes at any time before the Closing;

(e) Any claims arising from any failure by any Asset Seller to comply with its obligations to inform and consult with Transferred Employees in any jurisdiction under applicable Transfer Regulations except to the extent that such claim arises solely by reason of either (i) a failure by the Buyer or any of its Affiliates to provide details of measures it or its Affiliates anticipate or propose to take (provided always that the relevant Asset Seller has provided the Buyer or its Affiliate with the information it requires to assess what measures it will propose), or (ii) other act or omission of the Buyer or its Affiliates, in relation to any of the Transferred Employees;

(f) any Assumed Liabilities under Section 2.3(a)(ii) in relation to Environmental Liabilities arising out of or relating to (i) contamination by Hazardous Substances, existing prior to the Initial Closing Date, on, under or migrating to or from the Real Property, or (ii) any failure prior to the Initial Closing Date to be in compliance with Environmental Permits or Environmental Laws in connection with the operation of the Business at any Real Property; and

(g) with respect to the matters set forth on Schedule 11.1(g).

Section 11.2 Indemnification by the Buyer. Subject to the terms and conditions set forth in this ARTICLE XI, following the Initial Closing the Buyer shall indemnify, defend and hold harmless the Sellers, their Affiliates and their respective Representatives, successors and permitted assigns (collectively, the “Seller Indemnified Persons”) from and against, and shall reimburse the Seller Indemnified Persons for, all Damages sustained, incurred or suffered by the Seller Indemnified Persons resulting from, based upon or arising out of:

(a) any misrepresentation, breach, or inaccuracy of any representation or warranty of the Buyer contained in or made pursuant to this Agreement or any certificate delivered to the Company pursuant hereto, which misrepresentation, breach, or inaccuracy shall be determined for purposes of this Section 11.2 without regard and without giving effect to any “material”, “materiality” or “Material Adverse Effect” or similar standard or qualification contained therein (as if such standard or qualification were deleted from such representation or warranty);

(b) any breach or any default or failure in the performance of any agreement, covenant or obligation of the Buyer set forth in this Agreement;

(c) any Assumed Liability (only to the extent, for the avoidance of doubt, the Company does not have an obligation to indemnify, defend and hold harmless Buyer Indemnified Persons pursuant to Section 11.1); and

(d) any TUPE Claims.

Section 11.3 Direct Claims. In the event the Company or the Buyer or any other Person entitled to be indemnified hereunder (the “Claimant”) desires to make a claim for indemnification pursuant to Section 11.1 or Section 11.2 hereof against the Company or the Buyer, as applicable, the Claimant shall give prompt written notice of the claim to the Indemnitor, describing in reasonable detail the nature of the claim and the basis on which the Indemnitor has liability for the claim under this Agreement. Failure to give such notice shall not affect the indemnification provided hereunder except to the extent that such failure shall have actually prejudiced the Indemnitor as a result thereof.

Section 11.4 Matters Involving Third Parties, Etc. (a) If any Action is instituted or any claim or demand is made by a Person (a “Third Party Claim”) against an indemnified party hereunder (the “Indemnified Party”) that (if prosecuted successfully) would be a matter for which such Indemnified Party is entitled to indemnification under this ARTICLE XI and a claim for indemnification under this ARTICLE XI (an “Indemnification Claim”) is to be made against the party from which indemnification is sought (the “Indemnitor”), such Indemnified Party shall give written notice as soon as reasonably practicable to such Indemnitor requesting such indemnification and specifying in reasonable detail the basis (to the extent then determinable) on which indemnification is sought. The failure to notify the Indemnitor shall not relieve the Indemnitor of any duty to indemnify which otherwise might exist with regard to such claim unless (and only to the extent that) such failure to notify actually prejudices the Indemnitor as a result thereof. The Indemnified Party shall deliver to the Indemnitor, as soon as reasonably practicable, copies of all notices and documents (including court papers) received from third parties by such Indemnified Party relating to any such Third Party Claim.

(b) If a Third Party Claim is made or commenced and an Indemnification Claim is made with respect thereto, the Indemnitor shall have the right, upon giving written notice to the Indemnified Party, to participate in the defense of such claim (to the extent permissible under Law) or to assume the defense of such Third Party Claim, at its own expense through an attorney selected by the Indemnitor and reasonably acceptable to the Indemnified Party; provided, that, as a condition to such assumption, the Indemnitor shall deliver written notice of such assumption to the Indemnified Party within thirty (30) days of receipt of notice of such claim by the Indemnified Party; provided, further, that the Indemnitor shall not have the right to control such defense if the claim (i) seeks non-monetary relief, (ii) involves criminal or quasi-criminal allegations, (iii) the amount of indemnification available to the Indemnified Party under this ARTICLE XI (after taking into account the limitations in Section 11.5) with respect to such

Third-Party Claim (net of the amount of any other pending claims against the Indemnitor) does not exceed 50% of the Damages reasonably likely to arise from such Third-Party Claim, or (iv) is not being vigorously prosecuted or defended by the Indemnitor; provided, further that any Indemnitor shall continue to be entitled to assert any limitation on any claims in accordance with the terms of this Agreement. If the Indemnitor elects to assume the defense of a Third Party Claim, the Indemnified Party will be entitled to participate in the defense of such claim and to employ separate counsel of its choice; provided that the Indemnitor will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by such Indemnified Party in connection with such defense (other than reasonable out-of-pocket costs of investigation); provided, however, that, notwithstanding anything herein to the contrary, the Indemnifying Party shall bear the reasonable fees, costs and expenses of separate counsel of the Indemnified Party (and shall pay such fees, costs and expenses at least quarterly) if the Indemnified Party shall have reasonably concluded that there may be a conflict of interest (including one or more legal defenses or counterclaims available to it which are different from or in addition to those available to the Indemnifying Party) that would make it inappropriate, in the reasonable judgment of the Indemnified Party, for the same counsel to represent both the Indemnified Party and the Indemnifying Party. For purposes of determining whether the indemnification available to the Indemnified Party exceeds 50% of the Damages reasonably likely to arise from such Third Party Claim under clause (iii) above, the “Damages reasonably likely to arise from such Third Party Claim” shall include both Damages sought to be obtained from the Indemnified Party and Damages sought to be obtained from the Indemnifying Party.

(c) If the Indemnitor elects to assume the defense of a Third Party Claim, (i) the Indemnified Party will (at the expense of the Indemnitor) reasonably cooperate and make available to the Indemnitor (and its representatives), during normal business hours and upon reasonable prior notice, all employees and such information, books and records in its possession or under its control as may be reasonably necessary or useful in connection with such defense and (ii) the Indemnitor shall have the right to compromise and settle in good faith any such claim; provided that the Indemnitor must obtain the prior written consent of the Indemnified Party (which will not be unreasonably withheld, conditioned or delayed) prior to entering into any settlement of any claim or Action, consenting to the entry of any Order with respect to such claim or Action or ceasing to defend any claim or Action. Notwithstanding the foregoing, the Indemnified Party shall have no obligation of any kind to consent to the entrance of any Order, cessation of the defense of any claim or a consent to any settlement or the entry of any judgment if (w) pursuant to or as a result of such settlement, judgment or cessation money damages would be payable by the Indemnified Party, (x) pursuant to or as a result of such settlement, judgment or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party or any of its Affiliates, (y) such release or settlement does not contain an express and unconditional release of the Indemnified Party and its applicable Affiliates from all Liabilities with respect to such claim without prejudice, or (z) such Order, settlement or cessation would be reasonably expected, in the good faith judgment of the Indemnified Party, to establish a precedent, custom or practice materially adverse to the continuing business interests or prospects of the Indemnified Party or its Affiliates.

(d) If the Indemnitor does not elect to assume the defense of a Third Party Claim, (i) the Indemnified Party shall have the right to conduct such defense, (ii) the Indemnified Party may only consent to entry of any judgment upon, or compromise and settle in good faith any such Third Party Claim, with the prior written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed); provided however, that no such consent will be required if the Indemnified Party waives its right to indemnification with respect to the Damages arising from such settlement and no liability shall be imposed on the Indemnitor or any of its Affiliates with respect to such Third Party Claim, and (iii) if it is ultimately determined that the claim of loss which shall form the basis of such judgment or settlement is one that is validly an obligation of the Indemnitor that elected not to assume the defense, then such Indemnitor shall be bound by any ultimate judgment or settlement as to the existence and the amount of the claim and the amount of said judgment or settlement (including the costs and expenses of defending such claims) shall be conclusively deemed for all purposes of this Agreement to be a liability on account of which the Indemnified Party is entitled to be indemnified hereunder, subject to any limits on the right to be so indemnified hereunder. Upon the determination of liability under and subject to Section 11.1 or Section 11.2 hereof, the Indemnitor shall within ten Business Days of such determination, pay the amount of such claim by wire transfer of immediately available funds to the account(s) designated by the Indemnified Party.

Section 11.5 Limitations, Etc. (a) Notwithstanding anything in this Agreement to the contrary, the liability of the Indemnitor to indemnify the Indemnified Party against any Damages shall be limited to indemnification claims with respect to which the Indemnified Party has given to the Indemnitor written notice thereof at or prior to the expiration of the applicable survival period, if any, as set forth in Section 11.12.

(b) (i) The Company shall not have any Liability under Section 11.1(a) unless and until the aggregate amount of all Damages relating thereto for which the Company would, but for this sentence, be liable under Section 11.1(a) exceeds on a cumulative basis $1,800,000 in the aggregate (the “Threshold Amount”), in which case the Company shall be liable for all such Damages in excess of the Threshold Amount. For purposes of determining any Liability under Section 11.1(a), including for purposes of calculating Damages pursuant to the immediately preceding sentence, the Company shall not have any Liability for any Damages in respect of any misrepresentation, breach or inaccuracy unless and until the aggregate amount of such Damages relating to a single claim (or a group of claims relating to the same facts or circumstances, event or transaction) exceeds $75,000 (the “Mini-Basket”). Notwithstanding anything herein to the contrary, the limitations set forth in this Section 11.5(b)(i) shall not apply with respect to any misrepresentation, breach or inaccuracy of any Fundamental Representation or any representation or warranty in Section 4.6(d).

(ii) The Company shall not have any obligation to pay, in respect of Damages indemnifiable pursuant to Section 11.1(a), an amount in excess of $17,500,000 (the “Cap”); provided that the Cap shall not apply with respect to any misrepresentation, breach or inaccuracy of any Fundamental Representation. The Company shall not have any obligation to pay, in respect of Damages indemnifiable pursuant to Section 11.1(f) or Section 11.1(g), an amount in excess of the Purchase Price.

(iii) Subject to Section 11.7, the Company shall not have any Liability under Section 11.1(a) with respect to any misrepresentation, breach or inaccuracy of any representation or warranty in Section 4.6(d) unless and until the aggregate amount of all Damages for which the Company would, but for this sentence, be liable under Section 11.1(a) for all misrepresentations, breaches or inaccuracies of any representation or warranty under Section 4.6(d) exceeds in the aggregate $250,000, in which case the Company shall be liable for all such Damages.

(iv) The Buyer shall not have any obligation to pay, in respect of Damages indemnifiable pursuant to Sections 11.2(a) or 11.2(b), an amount in excess of the Purchase Price.

(c) The Indemnified Party shall take all reasonable steps to mitigate damages in respect of any claim for which it is seeking indemnification and shall use reasonable efforts to avoid any costs or expenses associated with such claim, and, if such costs and expenses cannot be avoided, to minimize the amount thereof.

(d) The Indemnified Party’s right to indemnification with respect to any Damages shall be reduced by (i) the amount actually received by the Indemnified Party from an unaffiliated third party (including an insurance company), net of any deductibles, coinsurance or cost of recovery, (ii) the amount paid by such third party to another for the account or benefit of the Indemnified Party, with respect to the settlement or resolution of a claim for which the Indemnified Party was entitled to be reimbursed hereunder, (iii) the amount of any Tax benefit actually realized by such Indemnified Party in the taxable year in which such Damages are incurred by way of a reduction in the amount of Taxes payable by such Indemnified Party, which reduction is directly attributable to any deduction, loss, credit or other Tax benefit resulting from or arising out of such Damage, as determined on a “with and without” basis or (iv) the amount of any reserves or accruals on the books of the Business as of the Final Closing Date in respect of such matter if and to the extent (A) such reserves or accruals were reflected in any Final Closing Certificate and (B) the Buyer has already been compensated by reason of the specific inclusion of such Damages in the calculation of Cash, Closing Indebtedness or Closing Working Capital resulting in a reduction of the Purchase Price relative to what the Purchase Price otherwise would have been absent such Damages.

(e) UNDER NO CIRCUMSTANCES SHALL THE COMPANY, THE OTHER SELLERS OR THE BUYER BE LIABLE UNDER THIS ARTICLE XI FOR ANY SPECIAL DAMAGES OR PUNITIVE DAMAGES, EXCEPT TO THE EXTENT SUCH DAMAGES ARE AWARDED TO A THIRD PARTY.

(f) Neither party shall be entitled to recover any indemnification payment or other amounts due from the other party hereunder by retaining and setting off the amounts (whether or not such amounts are liquidated or reduced to judgment) against any amounts due or to become due from such party hereunder or under any document delivered pursuant hereto or in connection herewith.

(g) Notwithstanding anything in this Agreement to the contrary, with respect to any claim pursuant to Section 11.1(a) (with respect to a breach of Section 4.13) and Section 11.1(f) with respect to Response Action costs incurred in relation to any contamination by Hazardous Substances existing prior to the Initial Closing on, under or migrating to or from the Real Property, no Buyer Indemnified Person shall be entitled to recover such costs otherwise subject to indemnification under Section 11.1(a) (with respect to a breach of Section 4.13) and Section 11.1(f) unless such Response Action is required under applicable Environmental Laws or by Order of a Governmental Body (including in connection with, or with respect to a settlement of, a Third-Party Claim) to attain compliance with minimum remedial standards applicable under Environmental Laws for continued industrial or commercial use (as the case may be) of the relevant property or facility, employing where applicable risk-based remedial standards, deed restrictions and institutional and engineering controls, where such restrictions, standards or controls would not unreasonably restrict, limit, or interfere with operations at the relevant property or facility and the Buyer Indemnified Persons shall reasonably cooperate with the Company to execute and file such documents as may be necessary to implement the foregoing controls and restrictions in relation to any such Response Action performed by or on behalf of Buyer Indemnified Persons or by or on behalf of the Company. Furthermore, no Buyer Indemnified Person shall be entitled to indemnification with respect to any Damages pursuant to Section 11.1(a) (with respect to a breach of Section 4.13) and Section 11.1(f) to the extent arising from (i) any contamination identified through any intrusive or subsurface investigations (including excavations, drilling, boring and sampling) of soil or groundwater performed by or on behalf of any Buyer Indemnified Person (or by a Person that is not a Governmental Body that the Buyer expressly allows to conduct such investigations) unless such investigation is (A) required to comply with Environmental Laws or is reasonably necessary to defend against a Third-Party Claim, (B) required or ordered by a Governmental Body, (C) undertaken in connection with any maintenance or repair activities conducted at any facility, or as part of expansion or modification of any facility, but only if conditions observed during such maintenance, repair, expansion or modification activities suggest, in the reasonable judgment of the Buyer, the actual presence of a greater than de minimis amount or release of any Hazardous Substance or would reasonably and customarily require sampling to protect construction and maintenance works, (D) reasonably determined by the Buyer in good faith to be necessary in connection with any closure or shutting down of, or material suspension or modification of the historical operations at, any facility or property (or parcel thereof), but only if conditions observed during such shutting down, material suspension or modification of operations suggests, in the reasonable opinion of the Buyer, the actual presence of a greater than de minimis amount or release of any Hazardous Substance or would reasonably and customarily require sampling to protect construction and maintenance workers, or (E) approved by the Company in writing, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Company shall have no obligation to approve any such request where in the reasonable judgment of the Company the primary business justification for the proposed soil or groundwater sampling would be to identify Environmental Liabilities that are subject to the Company’s indemnification obligations hereunder, (ii) the solicitation (not otherwise required under applicable Environmental Laws) by any Buyer Indemnified Person of any Governmental Body to seek or require any Buyer Indemnified Person to perform a Response Action at any Real Property that is not otherwise required under applicable Environmental Laws, or (iii) the incremental increase in Response Actions costs arising from a Response Action associated with a change of the current industrial or commercial use (as the case may be) of the relevant property or facility to a use (such as residential) that is subject to more stringent cleanup standards than such current use. The Company shall have no obligation to indemnify any Buyer Indemnified Person with respect to Damages to the extent arising from any contribution of contamination at any Real Property associated with additional spills and releases occurring after the Closing Date (provided that any such contribution of contamination after the Initial Closing Date shall not negate or reduce the Company’s indemnification obligations hereunder to the extent arising from any contamination existing at any Real Property prior to the Initial Closing Date). To the extent that on-site groundwater has not been withdrawn at any Real Property for consumption or for use in any process over the past two (2) years, is not currently being withdrawn for such purposes, and there are no plans as of the date hereof by the Company or the Business to do so, in no event shall it be deemed reasonable, for purposes of this Section 11.5(g), for the “industrial” use or operation of the relevant property or facility to involve the withdrawal of on-site groundwater for consumption or for use in any process. The Company shall have the right, in its sole discretion, to control and conduct any such Response Action and any related communications with any Governmental Bodies or third parties, including the right, in the Company’s sole discretion, to proceed under any applicable voluntary cleanup program notwithstanding that a Response Action may not be required under applicable Environmental Laws; provided that no such Response Action or related communications shall unreasonably interfere with operations at (or impede any Buyer Indemnified Person’s ability to comply with Environmental Laws and Environmental Permits in respect of) the relevant facility or property or result in any Damages for which any Buyer Indemnified Person has any liability not subject to indemnification hereunder (except that any current Response Action at the Quincy, Illinois Real Property shall be deemed to not unreasonably interfere with operations by any Buyer Indemnified Person at such Real Property); and provided further that the Company utilizes environmental contractors reasonably acceptable to the Buyer (provided that any contractors being used in the six months prior to the Initial Closing shall be deemed acceptable, subject to any material changes in facts or circumstances demonstrating that such contractors should be replaced) and provides the Buyer with a reasonable opportunity to review and comment on any proposed Response Action prior to implementation and final drafts of documents prepared for submission to any Governmental Body or other third party prior to submittal (and utilizes in good faith reasonable efforts to accommodate any reasonable comments provided by the Buyer), and the Buyer Indemnified Persons will provide all reasonable access during normal operating hours to all of the Real Property, facilities, books and records as the Company may reasonably request to the extent necessary to complete such Response Action consistent with applicable Environmental Laws, including use of any wastewater treatment systems and utilities located at the Real Property (subject to reimbursement by the Company for the reasonable pro rata costs of the Company’s usage of such systems and utilities, and provided that such use does not unreasonably interfere with operations at (or impede any Buyer Indemnified Person’s ability to comply with Environmental Laws and Environmental Permits in respect of) the relevant facility or property). If any of the Buyer Indemnified Persons sells, leases or transfers any Real Property or assigns its rights to indemnification hereunder (to the extent permitted to do so under Section 13.8) with respect to any Response Action at the Real Property, the Company shall have no liability for any Damages to the extent arising from any activities of such subsequent purchasers, lessees, transferees or assignees which if performed by any Buyer Indemnified Person would negate or reduce the Company’s indemnification obligations pursuant to this Section 11.5(g).

Section 11.6 Specific Performance. The parties acknowledge and agree that the breach of this Agreement by a party would cause irreparable damage to the other party and the party would not have an adequate remedy at law for such breach. Therefore, the obligations of the parties under this Agreement, including the Company’s obligation to sell the Transferred Assets to the Buyer and retain the Excluded Liability and the Buyer’s obligation to purchase the Transferred Assets and to perform and satisfy the Assumed Liabilities, shall be enforceable by specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith without the posting of any bond. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which a party may have under this Agreement.

Section 11.7 Transfer of Assets; Sufficiency of Assets Representation. Notwithstanding any other provision of this Agreement, but subject to the limitations of this ARTICLE XI, following the Initial Closing, the parties agree that with respect to (a) any material misrepresentation, breach or inaccuracy of the representation or warranty of the Company contained in Section 4.6(d) or (b) any material breach or any material default in the performance of any covenant or obligation of the Company set forth in Section 2.1, prior to seeking to obtain a replacement asset, right or property, the Buyer shall provide written notice thereof to the Company, and if the applicable Seller confirms in writing within five (5) Business Days thereafter its commitment to deliver such asset, right or property and within a reasonable time transfers to the Buyer such asset, right or property to cure such material misrepresentation, breach or inaccuracy or such material breach or material default, the Buyer Indemnified Parties shall then be relieved of any Damages for the cost of such delivered asset, right or property; provided however, that nothing herein shall relieve the Company of its obligation to indemnify the Buyer Indemnified Parties for any Damages arising due to any delay in transferring such assets, rights or properties or otherwise, except to the extent that Buyer, after obtaining Knowledge of such breach, unreasonably delays notifying the Company and such unreasonable delay materially prejudices the Company.

Section 11.8 Liability. Notwithstanding any other provision of this Agreement to the contrary, no claim shall be brought or maintained by any party or any of their respective Subsidiaries or their respective Affiliates or their respective successors or permitted assigns against any Person who proposes to lend money in connection with the consummation of the transactions contemplated by this Agreement (collectively, “Lenders”), or any Representative or Affiliate of the Buyer or any such Lender, (in each case other than the Buyer and the Fund) as applicable (each of whom is an express and intended third-party beneficiary of this Section 11.8, and shall be entitled to rely on and enforce the provisions of this Section 11.8), which is not otherwise expressly identified as a party hereto, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or agreements set forth or contained in this Agreement or any Transaction Document, Contract, Exhibit, Schedule or certificate entered into or delivered in connection with the consummation of the transactions contemplated by this Agreement, or any dispute arising out of or relating in any way to the Financing; provided, that this Section 11.8 shall not be deemed to limit the rights of the Buyer arising out of or in connection with the Financing.

Section 11.9 Exclusive Remedy. Notwithstanding any other provision of this Agreement, following the Initial Closing, the remedies provided for in this ARTICLE XI and in Section 10.7 shall constitute the Buyer Indemnified Persons’ and the Seller Indemnified Persons’ sole and exclusive remedy for any claims (other than for fraud) made in connection with this Agreement, the Contemplated Transactions or the ownership or operation of the Business or Transferred Assets. OTHER THAN FOR FRAUD, THE PARTIES HEREBY WAIVE, WITH RESPECT TO THIS AGREEMENT AND THE CONTEMPLATED TRANSACTIONS, ALL OTHER RIGHTS AND REMEDIES ARISING UNDER OR BASED UPON ANY STATUTORY (INCLUDING THE COMPREHENSIVE ENVIRONMENTAL RESPONSE,

COMPENSATION AND LIABILITY ACT, 42 U.S.C. § 9601 ET SEQ., AND OTHER ENVIRONMENTAL LAWS) OR COMMON LAW OR OTHERWISE, AND AGREES NOT TO BRING ANY ACTIONS OR PROCEEDINGS AT LAW, IN EQUITY, IN TORT OR OTHERWISE, INCLUDING RESCINDING THE AGREEMENT, IN RESPECT OF ANY BREACHES OF REPRESENTATIONS, WARRANTIES OR OTHER PROVISIONS OF THIS AGREEMENT OR IN CONNECTION WITH THE CONTEMPLATED TRANSACTIONS. NOTWITHSTANDING THE FOREGOING, THIS SECTION 11.9 SHALL NOT OPERATE TO INTERFERE WITH OR IMPEDE THE OPERATION OF THE PROVISIONS HEREOF PROVIDING FOR THE RESOLUTION OF CERTAIN DISPUTES BY THE ACCOUNTANT.

Section 11.10 Adjustment to Purchase Price. Except as otherwise required by applicable Law, any payment under this ARTICLE XI shall be treated by the parties for Tax purposes as an adjustment to the Purchase Price.

Section 11.11 GST/HST Gross Up. If any payment made by the Harris Canada or Buyer pursuant to this ARTICLE XI is deemed by the Excise Tax Act (Canada) to include goods and services tax/harmonized sales tax, or is deemed by any applicable provincial or territorial legislation to include a similar value added or multi-staged tax, the amount of such payment shall be increased accordingly so that the party receiving indemnification is not affected by the incidence of any such Tax.

Section 11.12 Survival of Representations, Warranties and Covenants. The representations and warranties contained in this Agreement (other than the Fundamental Representations) will survive for a period of fifteen (15) months following the Initial Closing Date, and the Fundamental Representations shall survive the Final Closing until 60 days after the expiration of the applicable statute of limitations. All causes of action and liability with respect to such representations and warranties shall, after the expiration of the applicable survival period, terminate and be of no further force and effect, except as to any alleged inaccuracy or breach thereof of which a party prior to the expiration of such period shall have advised the other party in writing, specifying in reasonable detail the representation or warranty that is alleged to be inaccurate or breached. The right of a party to seek indemnification hereunder with respect to any representation or warranty of the other party shall remain in effect for the period specified in this Section 11.12 with respect to such representation or warranty. The covenants of the Buyer and the Company (including the covenants relating to indemnification in this ARTICLE XI) shall survive the execution and delivery of this Agreement until fully performed; provided, that the right of the Buyer Indemnified Parties to seek indemnification under Section 11.1(f) shall remain in effect until the date that is ninety (90) days after the expiration of the latest applicable statute of limitations.

ARTICLE XII

TERMINATION OF AGREEMENT

Section 12.1 Termination. (a) This Agreement and the Contemplated Transactions may be terminated or abandoned at any time before the Initial Closing Date: (i) by the mutual written consent of the Company and the Buyer; (ii) by the Company or the Buyer if any Governmental Body of competent jurisdiction in a Material Jurisdiction shall have issued any final and nonappealable Order prohibiting or enjoining the Contemplated Transactions; provided that either party may only exercise its right to terminate this Agreement pursuant to this

Section 12.1(a)(ii) if it has used commercially reasonable efforts to prevent the entry of such Order and exhausted its rights to appeal as promptly as possible any such Order; provided, further that such right to terminate shall not arise as a result of any failure of such party to comply with the covenants set forth in Section 7.1; (iii) by the Buyer, by giving written notice to the Company (A) if there has been a misrepresentation in this Agreement by the Company that constitutes a Material Adverse Effect when combined with all other such misrepresentations, or a material breach by the Company of any of its covenants set forth herein, and such misrepresentation or breach has not been cured within 30 days following written notice to the Company, or (B) subject to Section 12.1(b), if the Initial Closing shall not have occurred on or before June 5, 2013 (the “Termination Date”), by reason of the failure of any condition precedent under Article VIII hereof (unless the failure results from the Buyer breaching any representation, warranty or agreement contained in this Agreement); or (iv) by the Company, by giving written notice to the Buyer (A) if there has been a misrepresentation in this Agreement by the Buyer, or a breach by the Buyer of any of its covenants set forth herein that, in either case, constitutes an event, change, circumstance or effect that has a material adverse effect on the ability of the Sellers or Buyer to consummate the Contemplated Transactions, and such misrepresentation or breach has not been cured within 30 days following written notice to the Buyer, or (B) subject to Section 12.1(b), if the Initial Closing shall not have occurred on or before the Termination Date, by reason of the failure of any condition precedent under Article IX hereof (unless the failure results from the Company breaching any representation, warranty or agreement contained in this Agreement).

(b) Notwithstanding the foregoing: (i) if a Closing does not occur because it is enjoined by a Governmental Body of competent jurisdiction or is otherwise prevented as a consequence of an Action, the Termination Date shall be extended until the injunction or other Order preventing such Closing is vacated or becomes final and is either nonappealable or the time for any such appeal has expired without an appeal having been filed; and (ii) if the Closing does not occur because the approval of the transaction under the HSR Act or any other Antitrust Law has not been obtained or the waiting period pursuant thereto has not expired, either party shall have the right to extend the Termination Date by providing notice to the other party on or prior to the then in effect Termination Date until such approval is obtained or denied, or such waiting period expires. In no event shall the Termination Date be extended beyond June 5, 2014.

Section 12.2 Obligations Upon Termination. If this Agreement shall be terminated pursuant to Section 12.1(a)(i) or Section 12.1(a)(ii) or Section 12.1(b) then neither party shall have any further liability or obligation to the other. If the Company or the Buyer shall have terminated this Agreement pursuant to Section 12.1(a)(iii) or Section 12.1(a)(iv), then it is expressly understood and agreed that the terminating party’s right to pursue all legal remedies for breach of contract and Damages also shall survive such termination unimpaired. Notwithstanding the foregoing, the obligations of the parties under the Confidentiality Agreement and under Section 10.1, Section 11.6, this Section 12.2, Section 13.1, Section 13.2 and Section 13.14, shall survive such termination.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.1 Costs and Expenses. Except as otherwise provided herein, each party shall pay its own expenses in connection with the preparation and execution of this Agreement and the other Transaction Documents; provided that, except as otherwise set forth herein, the Company shall pay and be responsible for all such expenses incurred, or to be incurred, by the Sellers and the Transferred Companies. The Buyer and the Company shall each be responsible for 50% of the fees required to be made in connection with all filings to be made under the HSR Act and other Antitrust Laws.

Section 13.2 Governing Law; Jurisdiction. (a) This Agreement, and any and all proceedings commenced in connection with or relating to this Agreement (including with respect to the Financing or involving a Lender), shall be governed by, and construed and enforced in accordance with, the Laws of the State of New York without regard of the Laws that might otherwise govern under the applicable principles of conflict of laws of the State of New York (other than Section 5-1401 of the General Obligations Law of the State of New York).

(b) Each party agrees to submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or the state courts of the State of New York sitting in the Borough of Manhattan, for the purpose of any Action against a party hereto or any Lender with respect to the subject matter of, or related to, this Agreement or the Financing. Each party irrevocably waives any objection which it may now or hereafter have to the venue of any Action arising out of or relating to this Agreement brought as provided in this subsection, and further irrevocably waives any claim that any such Action brought in any such court has been brought in an inconvenient forum. To the extent a party has or may later acquire any immunity from jurisdiction of any court or from legal process with respect to itself or its property, such party hereby irrevocably waives such immunity under this subsection.

(c) Each party to this Agreement agrees that service of process shall be made in accordance with the notice provisions set forth in Section 13.3.

Section 13.3 Notices. All notices, consents, requests, instructions, approvals and other communications that may be or are required to be given, served or sent by either party hereto pursuant to this Agreement, shall be in writing in English and given by delivery in person, by electronic facsimile transmission, electronic mail with confirmation of delivery, by overnight delivery by a nationally recognized private courier, or by U.S. mail. Notices delivered by hand, by facsimile, by electronic mail or by nationally recognized private courier shall be treated as if given on the first Business Day following receipt; provided, however, that a notice delivered by facsimile or by electronic mail shall only be effective if such notice is also delivered by hand, by nationally recognized private courier or deposited in the United States mail, postage prepaid, registered or certified mail, on or before two Business Days after its delivery by facsimile or electronic mail. Notices delivered by overnight delivery by a nationally recognized private courier shall be treated as if given on the second Business Day following deposit with such courier. Notices delivered by U.S. mail shall be treated as if given on the fifth Business Day following deposit with the U.S. Postal Service. All notices shall be addressed as follows:

If to the Seller:

Harris Corporation

1025 West NASA Boulevard

Melbourne, Florida 32919

Attention: Scott T. Mikuen

  Vice President and General Counsel

Email: smikuen@harris.com

with a copy to (which shall not constitute notice hereunder):

Harris Corporation

1025 West NASA Boulevard

Melbourne, Florida 32919

Attention: Robert A. Johnson Jr.

  Vice President, Associate General Counsel

Email: rjohns45@harris.com

with a copy to (which shall not constitute notice hereunder):

Jones Day

901 Lakeside Avenue

Cleveland, Ohio 44114

Attention: Sanjiv Kapur

Facsimile: +1 (216) 579-0212

Email: skapur@jonesday.com

If to the Buyer:

c/o The Gores Group

10877 Wilshire Boulevard,

18th Floor

Los Angles, California 90024

Attention: General Counsel

Facsimile No.: (310) 443-2149

with a copy to (which shall not constitute notice hereunder):

Latham & Watkins LLP

555 Eleventh Street, N.W.

Suite 1000

Washington, DC 20004

Attention: Paul F. Sheridan, Jr.

Facsimile No.: (202) 637-2201

or at such other address for a party as shall be specified by like notice.

Section 13.4 Severability. If any provision of this Agreement shall be held void, invalid, illegal or unenforceable, such provision shall be modified or eliminated to the minimum extent necessary to achieve, to the extent possible, the purpose of such provision, and the Agreement shall otherwise remain in full force and effect and enforceable.

Section 13.5 No Third Party Beneficiary. Except as provided in ARTICLE XI dealing with Indemnified Parties and in Sections 10.8(b) and 11.8, this Agreement shall be for the sole and exclusive benefit of the parties hereto, and nothing expressed or implied in this Agreement is intended, nor shall be construed, to confer upon or give any Person other than the parties hereto any rights under or by reason of this Agreement; provided, that the Lenders shall be express third party beneficiaries of Sections 13.2, 13.8(c) and 13.14, and shall be entitled to rely on and enforce the provisions of such Sections. Other than as provided in Section 11.8 or in the preceding sentence, no Person not a party hereto, nor such Person’s successors and permitted assigns (including employees or creditors of any Seller or Transferred Company), shall be entitled to enforce any provisions hereof or exercise any right hereunder.

Section 13.6 Sales and Transfer Taxes. All sales, goods and services, harmonized sales, use Taxes, documentary, conveyancing, or other transfer Taxes (including Taxes, if any, imposed upon the transfer of real or personal property), any other Taxes, filing, recording and registration fees, and any and all other costs related to the registration or recording of the transfer of the Transferred Assets (including those related to Intellectual Property Rights) and the Transferred Companies (excluding any direct or indirect capital gains Taxes and withholding Taxes) payable in connection with the Contemplated Transactions (but excluding any VAT) (“Transfer Taxes”) shall be paid by one-half by the Buyer and one-half by the Company, other than with respect to any such Taxes that are recoverable by the Buyer or its Affiliates as an input Tax credit or refund, in which case the Buyer shall pay all of such Taxes. All amounts payable under this Agreement are exclusive of goods and services, harmonized sales, sales, use or other transfer Taxes (but, for the avoidance of doubt, the provisions of Section 10.4(f) shall govern the treatment of any VAT). Any Tax Returns that must be filed in connection with any Transfer Taxes shall be prepared and timely filed by the party responsible for filing such Tax Returns under applicable Law; provided, such party shall provide such Tax Returns to the other party for review and comment within a reasonable period of time prior to the due date for filing such Tax Returns; provided, further, that, in respect of United Kingdom Stamp Duty Land Tax, the parties shall reasonably cooperate to agree on an allocation consistent with Section 3.8 in order that the relevant Tax Return can be timely submitted.

Section 13.7 Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. Neither the waiver by a party hereto of a breach of or a default under any one or more of the provisions of this Agreement, nor the failure of a party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder. Effective as of the Initial Closing, the Company (on behalf of itself, its Subsidiaries and its and their successors and assigns) and the Buyer (on behalf of itself as successor to the Business, the Transferred Companies following the occurrence of the applicable Closing and its and their successors and assigns), hereby mutually release, and forever discharge, in the case of the Company, each Employee (other than with respect to actions involving fraud or for which there would be criminal liability with respect to the Business), each Transferred Company and each of its past, present and future Subsidiaries, Representatives (other than with respect to actions involving fraud or for which there would be criminal liability with respect to the Business), successors and assigns and their respective Representatives (collectively, “Releasees”), and in the case of the

Buyer, the Buyer, the Company and its Releasees from any and all claims, demands, proceedings, causes of action, court orders, obligations, contracts, agreements (express or implied), debts and liabilities under or relating to the Shares, the Transferred Companies or their respective predecessors in interest or any of their respective businesses or assets, including any liability with respect to fiduciary or similar duties or arising under or pursuant to any shareholder agreement, employment or consulting agreement or other compensation arrangement (other than agreements and arrangements entered into between the Transferred Companies and the Company after the Closing Date) whether known or unknown, suspected or unsuspected, both at Law and in equity, which the Company or the Buyer (in respect of any of the Transferred Companies) now has, has ever had or hereafter has against the respective Releasees as a result of any act, circumstance, occurrence, transaction, event or omission at or prior to the Initial Closing. Notwithstanding the foregoing, neither the Company nor the Buyer shall release, and this Section 13.7 shall not be deemed to affect, any claim of the Company or its Affiliates or the Buyer or its Affiliates with respect to any obligation of the Buyer or Company pursuant to this Agreement or any Transaction Document.

Section 13.8 Assignment; Amendment. (a) The Buyer shall not assign any of its rights or obligations under this Agreement whether by written agreement or by operation of Law (including by merger or sale of all or substantially all assets), without the prior written consent of the Company (which consent, after the Initial Closing, will not be unreasonably withheld, conditioned or delayed); provided, however, the Buyer is entitled to assign any or all of (i) its rights and delegate any or all of its obligations hereunder to one or more of its Affiliates or in connection with the sale or transfer of all or substantially all of the Business or the Buyer, any business unit of the Business or any substantial portion of the Business, and (ii) its rights under this Agreement for collateral security purposes to any Person providing financing to the Buyer, any of its Affiliates or, after the Closing, the Transferred Companies, in the case of clauses (i) and (ii), without such prior written consent; provided, that no such assignment will relieve the Buyer of its obligations hereunder; and provided, further, that no such assignment shall increase the obligations for which the Company would have been liable hereunder in the absence of such assignment. Any assignment in violation of this Section 13.8 will be void and of no effect. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

(b) For purposes of this Agreement, the term “Affiliate” when used in the phrase “subject to Section 13.8, an Affiliate of the Buyer” (or in any similar phrase) shall mean such Affiliate as may be designated by Buyer or to which any assignment of rights or obligations hereunder may be made in accordance with Section 13.8(a).

(c) This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto and specifically referencing this Agreement. Notwithstanding anything to the contrary contained herein, Sections 11.8, 13.2 and 13.14 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that could reasonably be expected to be adverse to the interests of the Lenders without the prior written consent of the Lenders who actually lend money in connection with the transactions contemplated by this Agreement.

Section 13.9 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto) and the Confidentiality Agreement constitute the entire agreement between the parties hereto relating to the subject matter hereof, and supersede all prior negotiations, representations, understandings and agreements, both written and oral, between the parties hereto with respect to the subject matter of this Agreement. In the event of any conflict between this Agreement and any agreement entered into in connection herewith, including any Local Transfer Document, the provisions of this Agreement will control. The parties agree that no Local Transfer Document is intended, and no Local Transfer Document will be construed in any way, to enhance, decrease or otherwise modify any of the rights or obligations of the Buyer, any Affiliate of the Buyer, the Company, any Seller or any of their respective Affiliates from those contained in this Agreement.

Section 13.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

Section 13.11 Disclosure Schedule. For purposes of ARTICLE IV, any matter disclosed in a certain section of the Disclosure Schedule shall be deemed to be disclosed for purposes of all other applicable sections of ARTICLE IV to which the relevance of such disclosure is readily apparent on the face of such disclosure. The Disclosure Schedule may contain information that is not specifically required by this Agreement. Any such information is provided solely for the Buyer’s general information and is not separately represented or warranted. The inclusion of any such information in the Disclosure Schedule shall not be evidence of or constitute an admission that such information is material for purposes of this Agreement.

Section 13.12 Independent Contractor; Reliance on Counsel. Each party hereto is an independent contractor, and nothing contained in this Agreement shall be construed to be inconsistent with this relationship or status. Neither party owes a fiduciary duty to the other. Nothing in this Agreement shall be in any way construed to constitute either party as the agent, employee, or representative of the other. As an independent contractor, each party has relied on its own expertise or the expertise of its legal, financial, technical, or other advisors. No party has relied upon any oral representation or written representation not contained in this Agreement of any other party in entering into this Agreement. All discussions, estimates, pro forma financial statements or projections developed by a party during the course of negotiating the terms and conditions of this Agreement or the other Transaction Documents are by way of illustration only, and are not binding or enforceable against the other party in law or equity and do not form the basis of any liability, representation or warranty, except as expressly provided in this Agreement.

Section 13.13 Litigation Costs. In the event it becomes necessary for a party hereto to initiate litigation for the purpose of enforcing any of its rights hereunder or for the purpose of seeking damages for any violation of this Agreement, then, in addition to any and all other judicial remedies that may be granted, the prevailing party shall be entitled to recover attorneys’ fees and all other costs sustained by it in connection with that litigation.

Section 13.14 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL

PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS (INCLUDING ANY PROCEEDING INVOLVING A LENDER (OR ANY OF SUCH LENDER’S REPRESENTATIVES)).

(Signature Page Follows)

IN WITNESS WHEREOF, this Asset Sale Agreement has been duly executed by the parties hereto on the day and year first above written.

HARRIS CORPORATION

By:	/s/ Gary L. McArthur
Name:	Gary L. McArthur
Title:	SVP & Chief Financial Officer

GORES BROADCAST SOLUTIONS, INC.

By:	/s/ Ryan Wald
Name:	Ryan Wald
Title:	Vice President